As filed with the Securities and Exchange Commission on November 19, 2001
Registration No. 333-

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form S-1

REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

Liquidmetal Technologies

(Exact name of registrant as specified in its charter)

California	3399	33-0264467
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification No.)

Liquidmetal Technologies

25800 Commercentre Dr., Suite 100
Lake Forest, California 92630
(949) 206-8000
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

John Kang

Chief Executive Officer
Liquidmetal Technologies
100 North Tampa St., Suite 3150
Tampa, Florida 33602
(813) 314-0280
(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Martin A. Traber, Esq. Steven W. Vazquez, Esq. Curt P. Creely, Esq. Foley & Lardner 100 North Tampa St., Suite 2700 Tampa, Florida 33602 (813) 229-2300	Michael L. Fitzgerald, Esq. Sidley Austin Brown & Wood LLP 875 Third Avenue New York, New York 10022 (212) 906-2000

     Approximate date of commencement of proposed sale to the public: As soon as practicable after the effective date of this Registration Statement.

     If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box.    ☐

     If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐ _____________:

     If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐ _____________.

     If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐ _____________.

     If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box.    ☐

CALCULATION OF REGISTRATION FEE

Title of Each Class of	Proposed Maximum Aggregate	Amount of
Securities to be Registered	Offering Price(1)	Registration Fee

Common Stock, no par value	$120,000,000	$30,000

(1)	Estimated solely for the purpose of calculating the registration fee pursuant to Section 6(b) and Rule 457(o) of the Securities Act of 1933.

     The Registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

THE INFORMATION IN THIS PROSPECTUS IS NOT COMPLETE AND MAY BE CHANGED. WE MAY NOT SELL THESE SECURITIES UNTIL THE REGISTRATION STATEMENT FILED WITH THE SECURITIES AND EXCHANGE COMMISSION IS EFFECTIVE. THIS PROSPECTUS IS NOT AN OFFER TO SELL THESE SECURITIES AND IT IS NOT SOLICITING AN OFFER TO BUY THESE SECURITIES IN ANY STATE WHERE THE OFFER OR SALE IS NOT PERMITTED.

Subject to Completion

Preliminary Prospectus dated November 19, 2001

PROSPECTUS

                            Shares

Common Stock

          This is Liquidmetal Technologies’ initial public offering. Liquidmetal Technologies is selling all of the shares.

          We expect the public offering price to be between $                              and $                              per share. Currently, no public market exists for the shares. After the pricing of the offering, we expect that the shares will be quoted on the Nasdaq National Market under the symbol “LQMT.”

          Investing in the common stock involves risks that are described in the “Risk Factors” section beginning on page 6 of this prospectus.

	Per Share	Total

Public offering price	$	$
Underwriting discount	$	$
Proceeds, before expenses, to Liquidmetal Technologies	$	$

          The underwriters may also purchase up to an additional                               shares from us at the public offering price, less the underwriting discount, within 30 days from the date of this prospectus to cover overallotments.

          Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved the common stock or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

          The shares will be ready for delivery on or about                      , 2002.

Merrill Lynch & Co.

The date of this prospectus is                      , 2002

[INSIDE COVER GRAPHICS]

          You should rely only on the information contained in prospectus. We have not, and the underwriters have not, authorized any other person to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. We are not, and the underwriters are not, making an offer to sell these securities in any jurisdiction where the offer or sale is not permitted. You should assume that the information appearing in this prospectus is accurate only as of the date on the front cover of this prospectus or other date stated in this prospectus. Our business, financial condition, results of operations, and prospects may have changed since that date.

          Liquidmetal® and the Liquidmetal logo are registered trademarks of Liquidmetal Technologies. Liquidmetal Golf® is a registered trademark of Liquidmetal Golf, our majority owned subsidiary. Other trademarks and service marks appearing in this prospectus are the property of their respective holders.

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PROSPECTUS SUMMARY

          This summary highlights information that we present more fully in the rest of this prospectus. This summary does not contain all of the information you should consider before buying shares of our common stock in this offering. You should read the entire prospectus carefully, including the section entitled “Risk Factors” and our consolidated financial statements and the notes to those statements.

Overview

          We are the leading developer of products made from amorphous alloys. We have the exclusive right to develop, manufacture, and sell what we believe are the only commercially available bulk amorphous alloys. Our amorphous alloys, or Liquidmetal alloys, possess a combination of performance, processing, and cost advantages that we believe makes them preferable to other materials in a variety of applications. With respect to performance, our alloys are in many cases stronger, harder, more elastic, and more wear and corrosion resistant than commonly used high-performance alloys. We market and sell Liquidmetal alloy industrial coatings and make products made from bulk Liquidmetal alloys that can be incorporated into the finished goods of our customers.

          The unique atomic structure of Liquidmetal alloys differentiates them from other metals and alloys. An alloy is an engineered material consisting of two or more metals dissolved into each other in a molten state. In this molten state, the atomic particles of all metals and alloys are arranged in a completely random, or amorphous, structure. When cooled into a solid, the atomic particles of most metals and alloys become organized into regular and predictable patterns, similar to the manner in which ice crystallizes when water is frozen. These patterns contain naturally occurring structural defects that limit the potential strength of the material. In contrast, amorphous alloys retain their amorphous atomic structure when they solidify, allowing for an alloy with performance characteristics that are superior in many ways to those of commonly used high-performance alloys. For example, bulk Liquidmetal alloys are about 250% stronger than commonly used titanium alloys.

          Prior to 1993, amorphous alloys could only be created in thin forms, such as coatings, powders, and films. In 1993, researchers at the California Institute of Technology, or Caltech, developed the first commercially viable bulk amorphous alloy. Bulk amorphous alloys have significant thickness, which allows for their use in a wider variety of applications. Through a license agreement with Caltech, we have the exclusive right to commercialize Caltech’s bulk amorphous alloy technology. In 1997, we began selling products made from bulk amorphous alloys, and since that time, we have made significant advances in the composition and processing of our bulk amorphous alloys.

          We believe that the development and commercialization of bulk amorphous alloys is an important step forward in materials science. The development of plastics and the commercialization of titanium alloys are examples of major advances in materials science that have realized commercial success. Plastics can be molded into a final shape in many forms at relatively low costs using a variety of processing methods. This cost advantage has allowed plastic to become one of the most prevalent materials used today, even though it is a relatively weak material. Titanium alloys are lighter and stronger than most metals and alloys, but are difficult to process and relatively expensive to produce.

      Liquidmetal alloys combine the processing and cost advantages of plastics with performance characteristics that exceed in many respects those of titanium. While current bulk Liquidmetal alloys may not be able to replace plastics in applications in which high strength is not important or replace high-performance alloys in applications, such as internal engine components, that are subject to high temperatures, we believe that the combination of performance, processing, and cost advantages of our alloys will result in them replacing other materials in a variety of applications. We also believe that these advantages will enable the creation of entirely new products that are not commercially viable with existing materials.

Our Strategy

          Our goal is to use our leadership position in amorphous alloy technology to develop and commercialize a wide variety of product applications. The key elements of our strategy include:

•	Identifying and developing new applications that will utilize the performance, processing, and cost advantages of our alloys.

•	Focusing our commercialization efforts on applications for products with high unit volumes that are sold in major industries.

•	Developing internal manufacturing capabilities for substantially all of our products to facilitate quality control, generate efficiencies, improve our technology, and protect our intellectual property.

•	Establishing the Liquidmetal brand as a high-performance alloy and superior substitute for materials currently used in various applications and as an enabling technology that facilitates the creation of commercially viable new products.

•	Enhancing our competitive position by aggressively developing, exploiting, and protecting our existing technologies, as well as future advances in amorphous alloy technologies.

•	Pursuing acquisitions, joint ventures, and other strategic transactions to gain access to new technologies, products, and markets.

Initial Applications

          We have identified several initial market opportunities to allow us to execute our strategy. These include:

•	Casings for electronic products. We produce components for cellular phone casings and anticipate producing casings for other electronic products.

•	Industrial coatings. We market and sell industrial coatings that reduce the wear and consequent failure of industrial machinery and equipment. We believe that our coatings represented about 80% of all U.S. oil drill pipe coating sales in 2000.

•	Medical devices. We make precision instruments used in eye surgeries. In addition, recently completed initial tests lead us to believe that Liquidmetal alloys will be biologically compatible in orthopedic applications.

•	Defense applications. We have been awarded a contract by the Defense Advanced Research Projects Agency, or DARPA, for funding of up to $2 million to test Liquidmetal alloy in kinetic energy penetrators, which are armor piercing ammunitions.

•	Sporting goods and leisure products. We are developing and marketing various applications for Liquidmetal alloys in the sporting goods and leisure products industry. Additionally, we produce gold club components and are currently marketing them to finished goods manufacturers.

Liquidmetal Golf

          Historically, we engaged in the retail marketing and sale of golf clubs through our majority owned subsidiary, Liquidmetal Golf. On September 29, 2001, our board of directors voted to sell or otherwise discontinue Liquidmetal Golf’s retail golf club business. Our board of directors made this decision in order to conform our business operations to our strategy of incorporating components and products that we manufacture into the finished goods of our customers. This business is treated as a discontinued operation in our financial statements. Historically, our golf clubs were manufactured by a third party and marketed under the Liquidmetal Golf brand name. Going forward, we intend to manufacture components for golf clubs at our own facilities for sale to our customers that market golf clubs under their own brand name.

Other Information

          We were incorporated in 1987. Our principal executive offices are located at 25800 Commercentre Dr., Suite 100, Lake Forest, California 92630, and our telephone number at that address is (949) 206-8000. Our Internet site address is www.liquidmetaltechnologies.com. Any information that is included on or linked to our Internet site is not a part of this prospectus.

The Offering

Shares offered by
Liquidmetal Technologies	shares

Shares outstanding after the offering	shares

Use of proceeds	We estimate that our net proceeds from the offering, assuming no exercise of the underwriters’ overallotment option, will be approximately $ million. We intend to use a portion of the net proceeds to repay $4.4 million in principal amount of outstanding indebtedness, plus accrued interest. We intend to use the remaining net proceeds for general corporate purposes, including capital expenditures and working capital and strategic transactions, such as acquisitions and joint ventures.

Risk factors	See the section entitled “Risk Factors” and other information included in this prospectus for a discussion of factors you should carefully consider before deciding to invest in shares of our common stock.

Proposed Nasdaq National Market symbol	LQMT

          The number of shares of common stock outstanding after the offering is based upon the number of shares outstanding as of September 30, 2001 and:

•	includes 1,416,225 shares that will be issued upon the conversion of our Series A convertible preferred stock upon the closing of this offering; and

•	excludes 40,000,000 shares reserved for issuance under our 1996 stock option plan, of which options to purchase 21,715,000 shares at a weighted average exercise price of $0.54 have been granted and are outstanding as of September 30, 2001.

•	excludes 100,000 shares that are issuable pursuant to a non-qualified stock option agreement, not granted under our 1996 stock option plan, at an exercise price of $0.25 per share, all of which were vested as of September 30, 2001.

•	excludes 2,000,000 shares that are issuable pursuant to warrants having an exercise price of $1.50 per share that were outstanding as of September 30, 2001.

          In addition, except as otherwise noted, all information in this prospectus assumes no exercise of the underwriters’ overallotment option.

Summary Consolidated Financial Data

          The following summary consolidated financial data should be read in conjunction with the Liquidmetal Technologies consolidated financial statements and the related notes and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” included elsewhere in this prospectus. The summary consolidated financial data for years ended December 31, 2000, 1999, and 1998 have been derived from our audited consolidated financial statements included elsewhere in this prospectus. The summary consolidated financial data as of and for the nine months ended September 30, 2001 and September 30, 2000 have been derived from our unaudited consolidated financial statements which, in the opinion of management, reflect all adjustments necessary to present fairly the information for those periods. The results of the nine-month period ended September 30, 2001 are not necessarily indicative of the results to be expected for the full year.

	Nine Months
	Ended
	September 30,		Year Ended December 31,

	2001	2000	2000	1999	1998

	(unaudited)

	(in thousands, except per share data)
Consolidated Statements of Operation Data:
Revenue	$3,008	$3,342	$4,200	$2,012	$3,143
Cost of sales	1,522	1,592	1,983	805	1,388

Gross profit	1,486	1,750	2,217	1,207	1,755
Operating expenses:
Selling, general, and administrative	2,133	937	1,449	847	2,123
Research and development	886	315	455	333	278

Total operating expenses	3,019	1,252	1,904	1,180	2,401
Other (expense) income, net	(1,258)	(137)	(188)	(190)	452
Minority interest in losses of retail golf subsidiary	—	—	—	370	1,016

Income (loss) from continuing operations	(2,791)	361	125	207	822
Loss from operations of discontinued retail golf segment, net	(6,928)	(6,634)	(8,938)	(8,347)	(8,068)
Loss from disposal of discontinued retail golf segment, net	(18,762)	—	—	—	—

Net loss	$(28,481)	$(6,273)	$(8,813)	$(8,140)	$(7,246)

Income (loss) per share from continuing operations (basic)	$(0.03)	$0.00	$0.00	$0.00	$0.01

Income (loss) per share from continuing operations (diluted)	$(0.03)	$0.00	$0.00	$0.00	$0.01

Weighted average common shares used to compute income (loss) per share from continuing operations (basic)	100,065	101,607	93,773	83,042	66,666

Weighted average common shares used to compute income (loss) per share from continuing operations (diluted)	100,065	93,096	103,182	83,042	79,516,489

	As of September 30, 2001

			Pro Forma
	Actual	Pro forma(1)	As Adjusted(2)

	(in thousands)
Consolidated Balance Sheet Data:
Cash and cash equivalents	$1,695	$5,791	$
Working capital	(15,415)	(11,319)
Total assets	4,876	8,972
Long-term debt, net of current portion(3)	2,237	3,237
Shareholders’ deficiency	(16,193)	(13,096)

(1)	Pro forma to give effect to the sale of 791,225 shares of Series A convertible preferred stock from October 1, 2001 through November 16, 2001 and the conversion of all of our Series A convertible preferred stock into 1,416,225 shares of common stock upon the consummation of this offering. Additionally, the pro forma gives effect to the issuance of $1,000,000 of indebtedness in November 2001.

(2)	Pro forma as adjusted to give effect to the sale of shares in this offering at an assumed initial public offering price of $ per share and after deducting the underwriting discount and commissions and estimated offering expenses.

(3)	Includes notes payable to shareholders less current portion.

RISK FACTORS

          An investment in our common stock involves a high degree of risk. You should carefully consider the risks described below, together with all of the other information contained in this prospectus, before you decide to buy our common stock. If any of the following risks actually occur, our business, financial condition, or results of operations could be materially adversely affected. Additional risks and uncertainties not presently known to us or that we currently believe to be immaterial also may impair our business. Any adverse effect on our business, financial condition, or results of operations could result in a decline in the trading price of our common stock and the loss of all or part of your investment.

We have not sustained profitability and may incur losses in the future.

          We had an accumulated deficit of approximately $10.5 million at September 30, 2001, excluding an accumulated deficit of $53.5 million in connection with our discontinued retail golf business. We realized net income of $125,000 for the year ended December 31, 2000 and incurred a net loss of $2.8 million for the nine month period ended September 30, 2001, excluding the results of our discontinued retail golf business. We may incur additional operating losses in the future. Additionally, we expect that our operating expenses will continue to increase significantly as we develop our own manufacturing capabilities, expand our management team and sales and marketing operations, and invest substantial resources for research and development activities. Consequently, it is possible that we may not achieve positive earnings again and, if we do achieve positive earnings, we may not be able to achieve them on a sustainable basis.

We have a limited history of developing, manufacturing, and selling products made from our bulk amorphous alloys.

          We have marketed and sold industrial coatings to distributors in the coating industry since 1987. Our experience selling products made from bulk amorphous alloys has been limited to our discontinued retail golf business, which had a different marketing strategy than the one we are currently employing. We only recently began producing bulk amorphous alloy components and products for incorporation into our customers’ finished goods. While we anticipate this business will generate substantially all of our revenue in the near future, we have not generated any revenue from this business to date. Therefore, we have limited financial, operational, and manufacturing data that you can use to evaluate our business and business prospects. Any evaluation of our business and business prospects must be considered in light of our limited history of developing, manufacturing, and selling bulk amorphous alloy components and products for incorporation into our customers’ finished goods.

Our historical results of operations may not be indicative of our future results.

          Our discontinued retail golf business has contributed approximately 61.5%, 74.7% and 44.7% of our revenues for the years ended December 31, 2000, 1999 and 1998, respectively. As a result of our limited history of selling bulk amorphous alloy components and products that are incorporated into the finished goods of our customers, and because the revenues, costs and expenses, assets and liabilities, and cash flows in connection with our discontinued retail golf business have been segregated in our financial statements, our historical results of operations may not be indicative of our future results. In addition, we have estimated in our financial statements the losses that we will incur while we continue to operate our discontinued retail golf business prior to its sale or discontinuation. If the losses we actually incur increase materially from these estimates, our financial results could be harmed.

If we cannot establish and maintain relationships with customers that incorporate our components and products into their finished goods, we will not be able to increase revenues and commercialize our products.

          To increase our revenues, we must establish and maintain relationships with customers that incorporate our components and products into their finished goods. We expect to rely on the marketing, distribution, and, in some cases, the research and development abilities of our customers to assist us in developing, commercializing, and marketing our products in different markets. To date, we have formalized only a few of these relationships. Our future growth will depend in large part on our ability to enter into these relationships and the subsequent success of these relationships. If our products are chosen to be incorporated into a customer’s products, we may still not realize significant revenues from that customer if that customer’s products are not commercially successful.

It may take significant time and cost for us to develop new customer relationships, which may delay our ability to generate revenue or achieve profitability.

          Our ability to generate revenue from our customers on a timely basis will be affected by the amount of time it takes for:

•	us to identify a potential customer;

•	our customers to test Liquidmetal alloys;

•	prototypes to be designed; and

•	manufacturing facilities to be prepared for full-scale production upon the transition from prototype to final product.

          We currently do not have a sufficient history of selling our bulk amorphous alloys to predict accurately the length of our average sales cycle. We believe that our average sales cycle from the time we deliver an active proposal to a customer until the time our customer fully integrates our bulk amorphous alloys into its product could be a significant period of time. It is possible that the sales cycle could extend longer than we anticipate. The time it takes to transition a customer from limited production to full-scale production runs will depend upon the nature of the products into which our alloys are integrated. While we expect that this transition time will decrease as we develop our internal manufacturing capacity, our inexperience in this area could cause delays that would delay revenues.

          In addition, we believe that many of our customers will perform numerous tests and extensively evaluate our products before incorporating them into their products. The time required for testing, evaluating, and designing our products into a customer’s products, and in some cases, obtaining regulatory approval, can take a significant amount of time, with an additional period of time before a customer commences volume production of products incorporating our products, if ever. Moreover, because of this lengthy development cycle, we may experience a delay between the time we accrue expenses for research and development and sales and marketing efforts and the time when we generate revenues, if any. We may incur substantial costs in an attempt to transition a customer from initial testing to prototype and from prototype to final product. If we are unable to minimize these transition costs, or to recover the costs of these transitions from our customers, our operating results will be adversely affected.

A limited number of our customers generate a significant portion of our revenue.

          For the near future, we expect that a significant portion of our revenues will be concentrated in a limited number of customers. For example, for the year ended December 31, 2000, revenues from two customers represented approximately 32% of total revenues from continuing operations. A reduction, delay, or cancellation of orders from one or more of our customers or the loss of one or more customer relationships could significantly reduce our revenues. Unless we establish long-term sales arrangements with our customers, they will have the ability to reduce or discontinue their purchases of our products on short notice.

We expect to rely on our customers to market and sell finished goods that incorporate our products, a process over which we will have little control.

          Our future revenue growth and ultimate profitability will depend largely on the ability of our customers to successfully market and sell their finished goods that incorporate our products. We will have little control over our customers’ marketing and sales efforts. These marketing and sales efforts may be unsuccessful for various reasons, any of which could hinder our ability to increase revenues or achieve profitability. For example, our customers may not have or devote sufficient resources to develop, market, and sell their finished goods that incorporate our products. Because we likely will not have exclusive sales arrangements with our customers, they will not be precluded from exploring and adopting competing technologies. Products incorporating competing technologies may be more successful for reasons unrelated to performance or marketing efforts.

Our growth depends on our ability to identify, develop, and commercialize new applications for our technology.

          Our future success will depend in part on our ability to identify, develop, and commercialize, either alone or in conjunction with our customers, new applications and uses for Liquidmetal alloys. If we are unable to identify and develop new applications, we may be unable to develop new products or generate additional revenues. Successful development of new applications for our products may require additional investment, including costs associated with research and development and the identification of new customers. In addition, difficulties in developing and achieving market acceptance of new products would harm our business.

We may not be able to effectively compete with current suppliers of incumbent materials or producers of competing products.

          Our future growth and success will depend in part on our ability to identify new product applications and retain our technological advantage over other materials for these applications. We intend to identify and develop applications that will incorporate our bulk amorphous alloys into our customers’ products. Consequently, for many of our targeted applications, we will compete with manufacturers of similar products that use different materials. For example, we have targeted the cellular phone casing market as an application for our alloys. In this market, we believe we will compete with other manufacturers of cellular phone casings who use plastics or metal to construct their casings. In other markets, we will compete directly with suppliers of the incumbent material. For example, we intend to develop orthopedic devices made from our alloys. Because we intend to sell these orthopedic devices to medical device manufacturers that internally manufacture these products, we believe that we will compete in this market with the suppliers of titanium alloy, stainless steel, and other materials currently used to make orthopedic devices. Manufacturers of competing products or suppliers of incumbent materials may have significantly greater financial resources than us.

          Academic institutions and business enterprises frequently engage in the research and testing of new materials, including alloys and plastics. Advances in materials science could lead to materials that have better performance, processing, or cost characteristics than our alloys. These materials could render our alloys obsolete and unmarketable or may impair our ability to compete effectively.

          In addition, in each of our targeted markets, our success will depend in part on the ability of our customers to compete successfully in their respective markets. Thus, even if we are successful in replacing an incumbent material in a finished product, we will remain subject to the risk that our customer will not compete successfully in its own market.

Our growth depends upon our ability to retain and attract a sufficient number of qualified employees.

          Our future growth and success will depend, in part, on our ability to retain key members of our management and scientific staff, particularly John Kang, our President and Chief Executive Officer, and Professor William Johnson, Vice Chairman of our board of directors. We do not have “key man” or similar insurance. If we lose either of their services or the services of other key personnel, our financial results or business prospects may be harmed. Additionally, our future growth and success will depend on our ability to attract, train and retain new engineering, manufacturing, sales, and management personnel. We cannot be certain that we will be able to attract and retain the personnel necessary to manage our operations effectively. Competition for experienced executives and scientists from numerous companies and academic and other research institutions may limit our ability to hire or retain personnel on acceptable terms. In addition, many of the companies with which we compete for experienced personnel have greater financial and other resources than we do. Moreover, the employment of non-citizens may be restricted by applicable immigration laws.

If we are unable to manage our anticipated growth effectively, our business could be harmed.

          Our management team has worked together for a short period of time. The ability to manage our growth will depend, among other factors, on their ability to work together effectively. If we fail to manage our growth, our financial results and business prospects may be harmed. To manage our growth and to execute our business plan efficiently, we will need to add manufacturing, scientific, managerial, marketing, sales, and other personnel, both domestically and internationally, expand our research and development capabilities, and enhance our manufacturing capabilities. We also will need to institute additional operational, financial, and management controls, as well as reporting systems and procedures. We also must effectively expand, train, and manage our employee base. We cannot assure you we will be successful in any of these endeavors.

Our inability to successfully consummate and integrate strategic transactions could disrupt our operations, increase our costs, and negatively impact our earnings.

          We intend to pursue strategic transactions that provide access to new technologies, products and markets. These transactions could include acquisitions, partnerships, joint ventures, business combinations, and investments. Any transaction may require us to incur non-recurring or ongoing charges and may pose significant integration challenges or management and business disruptions, any of which could increase our costs and negatively impact our earnings. In addition, we may not succeed in retaining key employees of any business that we acquire. We may not consummate these transactions on favorable terms or obtain the benefits we anticipate from a transaction.

We rely on certain assumptions about the markets for our products that, if incorrect, may adversely affect our profitability.

          We intend to sell our bulk amorphous alloy products to customers that incorporate them into their finished goods in several markets that we have identified. The extent of demand for Liquidmetal alloys as substitute products or for new applications in these markets is uncertain. We have made assumptions in our business plans regarding the market size for our products based in part on information we receive from third parties. If the information upon which we base our assumptions proves to be inaccurate, we may not achieve sufficient revenues to justify the resources that we spent to access a particular market.

We do not have direct experience in manufacturing our products, and we may encounter manufacturing problems or delays or may be unable to produce high-quality products at acceptable costs.

          We intend to internally manufacture substantially all of our bulk amorphous alloy products, including products that we develop in conjunction with our customers. To date, all of our products have been manufactured by third parties. The development and operation of our manufacturing facilities will require significant investment of capital and managerial attention. We have limited experience in manufacturing our products and may be required to manufacture a range of products in high volumes while ensuring high quality and consistency. We cannot assure you that we will be able to accomplish our manufacturing plans or that we will otherwise be successful in our manufacturing endeavors.

          We are establishing a manufacturing facility in South Korea and may establish additional manufacturing facilities in the United States or abroad. We cannot assure you that these facilities will be completed on a timely basis or within the currently contemplated budgets. We also cannot assure you that these facilities will be able to produce their intended products with the production yields, quality controls, and production costs that we currently assume. We may be required to incur additional capital expenditures if it is necessary to increase our manufacturing capability, and we may not be able to finance any future capital expenditures on commercially reasonable terms or at all.

The loss of manufacturing services for our industrial coating products could harm our business.

          We intend to continue to outsource the manufacturing of our industrial coatings, the sales of which currently constitute substantially all of our operating revenues. If any of these subcontractors terminates or fails to perform their respective obligations under a manufacturing agreement, we may be unable to manufacture our industrial coating products in a timely manner and our business may be harmed. Although we believe that we could replace these subcontractors with other manufacturers or establish the internal capability to manufacture our industrial coatings, establishing that capability or identifying substitute manufacturers could be expensive and time-consuming and result in a reduction of our revenues.

We expect to derive a substantial portion of our revenues from sales outside the United States, and problems associated with international business operations could affect our ability to manufacture and sell our products.

          We are in the process of constructing a manufacturing facility located in South Korea. We expect that we will manufacture substantially all of our initial products in this facility. As a result, our manufacturing operations are subject to risks of political instability, including the risk of conflict between North Korea and South Korea. In addition, we anticipate that sales to customers located outside of the United States will account for a significant portion of our revenues in future periods and that the trend of foreign customers accounting for an increasing portion of our total sales may continue. Specifically, we expect to derive a significant amount of revenue from sales to customers located in South Korea and throughout Asia. A significant downturn in the economies of Asian countries where our products are sold, particularly South Korea’s economy, would materially harm our business.

          Our operations and revenues are subject to a number of risks associated with foreign commerce, including:

•	difficulties in staffing and managing our manufacturing facility located in South Korea;

•	product or material transportation delays or disruption, including the availability and costs of air and other transportation between our Korean facility and the United States;

•	political and economic instability;

•	potentially adverse tax consequences;

•	burden of complying with complex foreign laws and treaties; and

•	trade protection laws, policies, and measures and other regulatory requirements affecting trade and investment, including loss or modification of exemptions for taxes and tariffs.

Moreover, customers may sell finished goods that incorporate our products outside of the United States, which exposes us indirectly to additional foreign commerce risks.

Our business is subject to the potential adverse consequences of exchange rate fluctuations.

          We expect to denominate sales of our products in foreign countries exclusively in U.S. dollars. Any increase in the value of the U.S. dollar relative to the local currency of a foreign country will increase the price of our products in that country so that our products become relatively more expensive to customers in the local currency of that foreign country. As a result, sales of our products in that foreign country may be adversely affected. Moreover, as a result of operating a manufacturing facility in South Korea, a substantial portion of our costs are and will continue to be denominated in the Korean won. Adverse changes in the exchange rates of the Korean won to the U.S. dollar will affect our costs of goods sold and operating margins and could result in exchange losses.

Our inability to protect our licenses, patents and proprietary rights in the United States and foreign countries could harm our business because third parties may take advantage of our research and development efforts.

          We have an exclusive license from Caltech to several patents and patent applications relating to amorphous alloy technology and we have obtained several of our own patents. We also have the exclusive right to Caltech’s inventions, proprietary information, know-how, and other technology relating to bulk amorphous alloys existing as of September 1, 2001. Our success depends in part on our ability to obtain and maintain patent and other proprietary right protection for our technologies and products in the United States and other countries. If we are unable to obtain or maintain these protections, we may not be able to prevent third parties from using our proprietary rights. Specifically, we must:

•	protect and enforce our license agreement with Caltech and our own patents and intellectual property;

•	exploit our license of the patented technology under our license agreement with Caltech as well as our own patents; and

•	operate our business without infringing on the intellectual property rights of third parties.

          Caltech owns several issued United States patents covering the composition and method of manufacturing of the family of Liquidmetal alloys. We also hold several United States and corresponding foreign patents covering the manufacturing processes of Liquidmetal alloys and their use. The patents relating to our coatings expire on various dates between 2004 and 2017, and those relating to our bulk amorphous alloys between 2013 and 2017. If we are unable to protect our proprietary rights prior to the expiration of these patents, we may lose the advantage we have established as being the first to market bulk amorphous alloy products. In addition, the laws of some foreign countries do not protect proprietary rights to the same extent as the laws of the United States, and we may encounter significant problems and costs in protecting our proprietary rights in these foreign countries.

          Patent law is still evolving relative to the scope and enforceability of claims in the fields in which we operate. Our patent protection involves complex legal and technical questions. Our patents and those patents for which we have license rights may be challenged, narrowed, invalidated or circumvented. We may be able to protect our proprietary rights from infringement by third parties only to the extent that our proprietary technologies are covered by valid and enforceable patents or are effectively maintained as trade secrets. Furthermore, others may independently develop similar or alternative technologies or design around our patented technologies. Litigation or other proceedings to defend or enforce our intellectual property rights could require us to spend significant time and money and could otherwise adversely affect our business.

Other companies may claim that we infringe their intellectual property rights, which could cause us to incur significant expenses or prevent us from selling our products.

          Although we are not aware of any material claims that we infringe on anyone’s intellectual property rights, our success depends, in part, on our ability to operate without infringing valid, enforceable patents or proprietary rights of third parties and not breaching any licenses that may relate to our technology and products. However, future patents issued to third parties may contain claims that conflict with our patents and that compete with our products and technologies, and third parties could assert infringement claims against us. Any litigation or interference proceedings, regardless of their outcome, may be costly and may require significant time and attention of our management and technical personnel. Litigation or interference proceedings could also force us to:

•	stop or delay using our technology;

•	stop or delay our customers from selling, manufacturing or using products that incorporate the challenged intellectual property;

•	pay damages; or

•	enter into licensing or royalty agreements that may be unavailable on acceptable terms.

Our business is dependent on the availability of certain raw materials.

          The constituents of Liquidmetal alloys are derived from raw materials that currently are available on commercially reasonable terms from a variety of suppliers and in quantities sufficient to satisfy our needs for the foreseeable future. However, any substantial increase in the price or interruption in the supply of these materials could have an adverse effect on our profitability.

The time and cost associated with complying with government regulations to which we could become subject could have a material adverse effect on our business.

          Some of the applications that we have identified or may identify in the future may be subject to government regulations. For example, medical devices such as precision ophthalmic instruments and orthopedic devices made from our alloys are subject to extensive government regulation in the United States by the Food and Drug Administration, or FDA. The medical device manufacturers to whom we sell our products may need to comply with FDA requirements, including premarket approval or clearance under Section 510(k) of the Food Drug and Cosmetic Act before marketing in the United States medical device products that incorporate our alloys. These medical device manufacturers may be required to obtain similar approvals before marketing these medical devices in foreign countries. Medical device manufacturers, with which we intend to jointly develop and sell our medical device products, may not provide significant assistance to us in obtaining required regulatory approvals. The process of obtaining and maintaining required FDA and foreign regulatory approvals could be lengthy, expensive, and uncertain. Additionally, regulatory agencies can delay or prevent product introductions. The failure to comply with applicable regulatory requirements can result in substantial fines, civil and criminal penalties, stop sale orders, loss or denial of approvals, recalls of products, and product seizures.

          In addition, the processing of beryllium, one of the constituent elements of some of our alloys, may result in the creation of beryllium oxide as a by-product. Beryllium oxide has been identified as a hazardous substance and, in some cases, can cause severe reactions if inhaled. We may decide or be required to obtain a permit from the U.S. Environmental Protection Agency or other government agencies to process beryllium. Our failure to comply with present or future governmental regulations related to the processing of beryllium could result in suspension of manufacturing operations and substantial fines being imposed on us.

You will suffer immediate and substantial dilution as a result of this offering.

          The initial public offering price of our common stock is substantially higher than the net tangible book value per share of our outstanding common stock. As a result, investors purchasing common stock in this offering will incur immediate and substantial dilution. The pro forma net tangible book value of a share of our common stock purchased at an assumed initial public offering price of $                              will be only $                              . Additional dilution may be incurred to investors in this offering if stock options or warrants, whether currently outstanding or subsequently granted, are exercised.

Our executive officers and directors and entities affiliated with them will continue to hold a significant percentage of our common stock after this offering, and these shareholders may take actions that may be adverse to your interests.

          Our executive officers and directors and entities affiliated with them will, in the aggregate, beneficially own approximately                % of our common stock following this offering. As a result, these shareholders, acting together, will be able to significantly influence all matters requiring shareholder approval, including the election and removal of directors and approval of significant corporate transactions such as mergers, consolidations and sales of assets. They also could dictate the management of our business and affairs. This concentration of ownership could have the effect of delaying, deferring or preventing a change in control or impeding a merger or consolidation, takeover or other business combination, which could cause the market price of our common stock to fall or prevent you from receiving a premium in such a transaction.

The price of our common stock may be highly volatile, and you may not be able to resell your shares at or above the initial public offering price.

          Prior to this offering, there has been no public market for our common stock. An active trading market for our common stock may not develop or be sustained following this offering. The initial public offering price for the shares was determined by negotiations between us and Merrill Lynch and may not be indicative of prices that will prevail in the trading market. You may not be able to sell your shares quickly or above the initial public offering price if trading in our stock is not active. Furthermore, the market price of our common stock may decline below the price you paid for your shares.

          The trading price of our common stock is likely to be highly volatile and could be subject to wide fluctuations in price in response to various factors, many of which are beyond our control, including:

•	the degree to which we successfully implement our business strategy;

•	actual or anticipated variations in quarterly or annual operating results;

•	changes in recommendations by the investment community or in their estimates of our revenues or operating results;

•	speculation in the press or investment community;

•	strategic actions by our competitors;

•	announcements of technological innovations or new products by us or our competitors; and

•	changes in business conditions affecting us and our customers.

          The market prices of securities of companies without consistent product revenues and earnings, have been highly volatile and are likely to remain highly volatile in the future. This volatility has often been unrelated to the operating performance of these companies. In the past, following periods of volatility in the market price of a company’s securities, class action litigation has often been brought against the company. If a securities class action suit is filed against us, whether or not meritorious, we would incur substantial legal fees and our management’s attention and resources would be diverted from operating our business in order to respond to the litigation.

Future sales of our common stock could depress our stock price.

          Sales of a large number of shares of our common stock, or the availability of a large number of shares for sale, could adversely affect the market price of our common stock and could impair our ability to raise funds in additional stock offerings. Based on shares outstanding as of                               , 2001, upon completion of this offering, we will have             shares of common stock outstanding, assuming no exercise of options or warrants after                               , 2001.                               % of our outstanding common stock is subject to agreements with the underwriters that restrict their ability to transfer their stock for 180 days after the date of this prospectus. Merrill Lynch, on behalf of the underwriters, may in its sole discretion and at any time waive the restrictions on transfer in these agreements during this period. After these agreements expire, approximately                               shares will be eligible for sale in the public market assuming no exercise of stock options or warrants. In addition, following this offering, three persons have piggyback registration rights with respect to 3.7 million shares of our common stock currently owned by them or issuable to them pursuant to options. In the event that we propose to register additional shares of common stock under the Securities Act of 1933 for our own account, these shareholders are entitled to receive notice of that registration and to include their shares in the registration, subject to limitations described in the agreements granting these rights.

We will have broad discretion in how we use the net proceeds from this offering.

          We intend to use the net proceeds from this offering primarily to repay existing indebtedness and for general corporate purposes, including capital expenditures and working capital. However, our management has not designated a specific use for a substantial portion of the net proceeds and will have broad discretion over their use. Our management may allocate the net proceeds differently than investors in this offering would have preferred, or we may not maximize our return on the net proceeds.

We may require additional funding, which may not be available on favorable terms or at all.

          Although we believe that the net proceeds of this offering, combined with our cash balances, cash equivalents, and cash generated from operations, will be adequate to fund our operations for at least the next 12 months, these sources may prove to be inadequate. We may need additional funds in the future to support our working capital requirements or for other purposes and we may seek to raise additional funds through public or private equity financing, bank debt financing or from other sources. Adequate funds may not be available when needed or may not be available on favorable terms. If we raise additional funds by issuing equity securities, existing stockholders may be diluted. If funding is insufficient at any time in the future, we may not be able to develop or enhance our products or services, take advantage of business opportunities or respond to competitive pressures, any of which could harm our business.

Antitakeover provisions of our articles of incorporation and bylaws and provisions of California law could delay or prevent a change of control that you may favor.

          Our articles of incorporation, our bylaws, and California law could make it more difficult for a third party to acquire us, even if doing so would be beneficial to you. These provisions could discourage potential takeover attempts and could adversely affect the market price of our shares. Because of these provisions, you might not be able to receive a premium on your investment. These provisions:

•	authorize our board of directors, without shareholder approval, to issue up to 10,000,000 shares of “blank check” preferred stock that could be issued by our board of directors to increase the number of outstanding shares and prevent a takeover attempt; and

•	limit stockholders’ ability call a special meeting of our shareholders.

          The provisions described above could delay or make more difficult transactions involving a change in control of us or our management.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

          This prospectus contains forward-looking statements that involve risks and uncertainties, such as statements about our plans, objectives, expectations, assumptions, or future events. In some cases, you can identify forward-looking statements by terminology such as “anticipate,” “estimate,” “plan,” “project,” “continuing,” “ongoing,” “expect,” “believe,” “intend,” “may,” “will,” “should,” “could,” and similar expressions. These statements involve estimates, assumptions, known and unknown risks, uncertainties and other factors that could cause actual results to differ materially from any future results, performances, or achievements expressed or implied by the forward-looking statements. Consequently, you should not place undue reliance on these forward-looking statements. We discuss many of these risks in greater detail under the section entitled “Risk Factors” above.

          The forward-looking statements speak only as of the date on which they are made, and, except as required by law, we undertake no obligation to update any forward-looking statement to reflect events or circumstances after the date on which the statement is made or to reflect the occurrence of unanticipated events. In addition, we cannot assess the impact of each factor on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements.

USE OF PROCEEDS

          The proceeds we receive after deducting underwriting discounts, commissions and estimated offering expenses from the sale of the common stock are estimated to be approximately $           million. If the underwriters’ overallotment option is exercised in full, we estimate our net proceeds will be approximately $          .

          We intend to use a portion of the net proceeds of this offering to repay $3.4 million in principal amount of outstanding indebtedness as of September 30, 2001 and $1.0 million in indebtedness incurred subsequent to September 30, 2001, plus accrued interest. We intend to use the remaining net proceeds of this offering primarily for general corporate purposes, including capital expenditures and working capital. The amounts and timing of these expenditures will vary depending on a number of factors, including the amount of cash generated or used by our operations, competitive and technological developments and the rate of growth, if any, of our business. We may also use a portion of the net proceeds to pursue acquisitions, joint ventures, and other strategic transactions to gain access to new technologies, products, or markets. However, we have no specific plans, agreements, or commitments to do so and are not currently engaged in any negotiations for any acquisition or investment. As a result, we will retain broad discretion in the allocation of the net proceeds of this offering. Pending the uses described above, we will invest the net proceeds of this offering in cash, cash-equivalents, money market funds, or short-term interest-bearing, investment-grade securities.

DIVIDEND POLICY

          Liquidmetal Technologies has never declared or paid any cash dividends on its common stock. We anticipate that any earnings will be retained for development and expansion of our business and we do not anticipate paying any cash dividends in the foreseeable future. Our board of directors has sole discretion to pay cash dividends based on our financial condition, results of operations, capital requirements, contractual obligations and other relevant factors. In the future, we may also obtain loans or other credit facilities that may restrict our ability to declare or pay dividends.

CAPITALIZATION

          The following table sets forth our capitalization as of September 30, 2001:

•	on an actual basis;

•	on a pro forma basis to reflect the sale of 791,225 shares of Series A convertible preferred stock for $3.1 million during October and November, 2001, and the conversion of all of our shares of Series A convertible preferred stock into 1,416,225 shares of common stock upon the consummation of this offering and the issuance of $1,000,000 of additional indebtedness in November 2001; and

•	on a pro forma as adjusted basis to reflect the sale of shares of common stock offered through this prospectus at an assumed initial offering price of $ per share, after deducting estimated underwriting discounts and commissions and estimated offering expenses.

          The table does not include 40 million shares of common stock reserved for issuance under our stock option plan and does not include common stock reserved for issuance upon exercise of outstanding options and warrants not issued under our stock option plan.

	September 30, 2001

			Pro Forma
	Actual	Pro Forma	As Adjusted

		(unaudited)

	(in thousands, except share data)
Long-term debt, net of current portion	2,237	3,237
Shareholders equity (deficit):
Preferred stock, no par value: 10,000,000 shares authorized; 625,000 issued and outstanding actual; none issued and outstanding pro forma; and none issued and outstanding pro forma as adjusted	$2,500	—
Common stock, no par value: 200,000,000 shares authorized; 108,431,480 shares issued and outstanding actual; 109,847,705 shares issued and outstanding pro forma; and shares issued and outstanding pro forma as adjusted	29,188	34,784
Paid-in capital	16,007	16,007
Accumulated deficit	(63,983)	(63,983)
Accumulated foreign exchange translation gain	95	95

Total shareholders’ equity (deficiency)	(16,193)	(13,097)

Total capitalization	$(13,956)	(9,860)

DILUTION

          If you invest in our common stock, your interest will be diluted to the extent of the difference between the public offering price per share of our common stock and the pro forma as adjusted net tangible book value per share of our common stock after this offering. We calculate net tangible book value per share by calculating the total assets less intangible assets and total liabilities, and dividing it by the number of outstanding shares of common stock.

          After giving effect to the sale of shares of common stock at an assumed initial public offering price of $                              per share (less estimated underwriting discounts and commissions and estimated expenses), our pro forma as adjusted net tangible book value as of                               , 2001, would have been $                              , or $                              per share. This represents an immediate increase in the pro forma as adjusted net tangible book value of $                              per share to existing shareholders and an immediate dilution of $                              per share to you, as illustrated in the following table:

Assumed initial public offering price per share		$
Pro forma net tangible book value per share at , 2001	$
Increase per share attributable to new investors	$

Pro forma net tangible book value per share after this offering		$

Dilution per share to new investors		$

          The following table shows on a pro forma as adjusted basis at                               , 2001, the total number of shares of common stock purchased, the total consideration paid to us, and the average price per share paid by existing shareholders.

	Shares Purchased		Total Consideration
					Average Price
	Number	Percent	Amount	Percent	Per Share

	(in thousands, except percentage and per share data)
Existing shareholders(1)	109,847,705		$34,784		$0.32
New investors

Totals		100%		100%

(1)	Includes 1,416,225 shares that will be issued upon the conversion of our Series A convertible preferred stock upon the closing of this offering.

          You will experience additional dilution upon exercise of outstanding options and warrants.

SELECTED CONSOLIDATED FINANCIAL DATA

          The following selected consolidated financial data should be read in conjunction with the Liquidmetal Technologies’ financial statements and the related notes thereto and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” included elsewhere in this prospectus. The selected consolidated financial data as of and for the nine months ended September 30, 2001 and September 30, 2000 have been derived from our unaudited consolidated financial statements which, in the opinion of management, reflect all adjustments necessary to present fairly, in accordance with accounting principles generally accepted in the United States, the information for those periods. The results of the nine months ended September 30, 2001 are not necessarily indicative of the results to be expected for the full year. The selected consolidated financial data as of and for the years ended December 31, 1997 and 1996 have been derived from unaudited internal financial records.

	Nine Months
	Ended					Year Ended
	September 30,		Year Ended December 31,			December 31,

	2001	2000	2000	1999	1998	1997	1996

	(unaudited)		(audited)			(unaudited)

	(in thousands, except per share data)
Consolidated Statements of Operation Data:
Revenue	$3,008	$3,342	$4,200	$2,012	$3,143	$3,216	$2,682
Cost of sales	1,522	1,592	1,983	805	1,388	1,460	1,246

Gross profit	1,486	1,750	2,217	1,207	1,755	1,756	1,436
Operating expenses:
Selling, general, and administrative	2,133	937	1,449	847	2,123	1,750	3,753
Research and development	886	315	455	333	278	1,057	185

Total operating expenses	3,019	1,252	1,904	1,180	2,401	2,807	3,938
Other (expense) income, net	(1,258)	(137)	(188)	(190)	452	18	—

Minority interest in losses of retail golf subsidiary	—	—	—	370	1,016	—	—
Income (loss) from continuing operations	(2,791)	361	125	(207)	(822)	(1,033)	(2,502)
Loss from operations of discontinued retail golf segment, net	(6,928)	(6,634)	(8,938)	(8,347)	(8,068)	(2,403)	—
Loss from disposal of discontinued retail golf segment, net	(18,762)	—	—	—	—	—	—

Net loss	$(28,481)	$(6,273)	$(8,813)	$(8,140)	$(7,246)	$(3,436)	$(2,502)

Income (loss) per share from continuing operations (basic)	$(0.03)	$0.00	$0.00	$0.00	$0.01	$(0.05)	$(0.05)

Income (loss) per share from continuing operations (diluted)	$(0.03)	$0.00	$0.00	$0.00	$0.01	$(0.05)	$(0.05)

Weighted average common shares used to compute income (loss) per share from continuing operations (basic)	100,065	93,096	93,723	83,042	66,666	63,548	51,024

	Nine Months
	Ended					Year Ended
	September 30,		Year Ended December 31,			December 31,

	2001	2000	2000	1999	1998	1997	1996

	(unaudited)		(audited)			(unaudited)

	(in thousands, except per share data)
Weighted average common shares used to compute income (loss) per share from continuing operations (diluted)	$100,065	$101,607	$103,182	$83,042	$79,516,489	$63,548	$51,024

Consolidated Balance Sheet Data:
Cash and cash equivalents	1,695	232	124	314	33	312	232
Working capital	(15,415)	(4,242)	(3,967)	117	2,928	1,478	(716)
Total assets	4,876	1,964	1,945	2,043	5,557	3,552	1,639
Long-term debt, net of current portion(1)	2,237	500	500	2,006	1,146	—	—
Shareholders’ equity (deficiency)	(16,193)	(3,941)	(3,680)	(1,461)	2,033	1,966	(151)

(1)	Includes notes payable to shareholders less current portion.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF

FINANCIAL CONDITION AND RESULTS OF OPERATIONS

          When you read this section of this prospectus, it is important that you also read our consolidated financial statements and related notes included elsewhere in this prospectus. This section of this prospectus contains forward-looking statements that involve risks and uncertainties, such as statements of our plans, objectives, expectations, and intentions. We use words such as “anticipate,” “estimate,” “plan,” “project,” “continuing,” “ongoing,” “expect,” “believe,” “intend,” “may,” “will,” “should,” “could,” and similar expressions to identify forward-looking statements. Our actual results could differ materially from those anticipated in these forward-looking statements for many reasons, including the factors described below and in the section entitled “Risk Factors.”

Overview

          We are the leading developer of products made from amorphous alloys. We market and sell Liquidmetal alloy industrial coatings and make products from bulk Liquidmetal alloys that can be incorporated into the finished goods of our customers. Since our inception in 1987, we have marketed and sold industrial coatings made from our proprietary amorphous alloys. In 1993, we acquired an exclusive license to commercialize the first known bulk amorphous alloy, and we began selling products made from this alloy in 1997.

          The historical operating information contained in this section is based substantially on our coatings business, which we believe will constitute a diminishing percentage of our business in the near future. We only recently began producing bulk amorphous alloy components and products for incorporation into our customers’ finished goods. While we anticipate this business will generate substantially all of our revenue in the near future, we have not generated any revenue from this marketing effort to date. Accordingly, you should not rely on the following discussion or on our historical financial information contained in this discussion and elsewhere in this prospectus as being indicative of our future results or financial condition.

          Historically, we have derived revenues primarily from the sale of Liquidmetal alloy coatings to a number of different industries. Prospectively, we expect that a significant portion of our revenues will be derived from new applications that utilize the processing, cost, and performance advantages of our bulk amorphous alloys. We will be focusing our initial commercialization efforts primarily on applications for products with high unit volumes that are sold in major industries. We expect that these new sources of revenues will significantly change the current size and character of our revenue mix.

          The cost of sales for our Liquidmetal coatings consists primarily of the costs incurred in outsourcing our manufacturing to a third party. We expect that our cost of sales will change significantly from historical results as we further develop our bulk amorphous alloy business. Although we plan to continue outsourcing the manufacturing of our coatings, we intend to internally manufacture applications derived from our bulk amorphous alloys. By manufacturing our products in our own facilities with our own equipment, we expect to reduce costs, protect know-how, and achieve efficiencies. However, we expect to incur substantial capital expenses as we establish our manufacturing capabilities.

          Selling, general, and administrative expenses currently consist primarily of marketing and advertising, salaries and related benefits, professional fees, administrative expenses, and other expenses related to our operations. While many of these same expenses will continue, we expect that the amounts incurred of these expenses will increase significantly in support of the expanding operations, facilities, and applications offered. For example, we intend to hire additional personnel to manage our manufacturing activities and the sales and marketing of new applications.

          Research and development expenses represent salaries, related benefits expense, expenses incurred for the design and testing of new processing methods, and other expenses related to the research and development of Liquidmetal alloys. Costs associated with research and development activities are expensed as incurred. We plan to enhance our competitive position by improving our existing technologies and developing advances in amorphous alloy technologies. We believe that our research and development efforts will focus on the discovery of new alloy compositions, the development of improved processing technology, and the identification of new applications for our alloys. We expect these research and development efforts to increase significantly, as will our expenses relating to these efforts.

          Our historical operations included our coatings business and our retail golf operation, conducted through our majority-owned Liquidmetal Golf subsidiary. On September 29, 2001, our board of directors voted to sell or otherwise discontinue the operations of Liquidmetal Golf in order to conform our operations to our business strategy. Pursuant to Accounting Principles Board Opinion No. 30, Reporting the Results of Operations — Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions, we have reclassified our consolidated financial statements to reflect the discontinuation of Liquidmetal Golf’s operations. The revenues, costs and expenses, assets and liabilities, and cash flows of Liquidmetal Golf have been segregated in our Consolidated Balance Sheets, Consolidated Statements of Income, and Consolidated Statements of Cash Flows. The net operating results, net assets, and net cash flows of Liquidmetal Golf have been reported as discontinued operations in our consolidated financial statements.

          The following discussion and analysis of our financial condition and results of operations focuses on the historical results of our continuing operations.

Results of Operations

     Comparison of the nine months ended September 30, 2001 and 2000

          Revenues. Revenues decreased to $3.0 million for the nine months ended September 30, 2001 from $3.3 million for the same period in 2000. This decrease was primarily due to the absence in 2001 of some non-recurring sales that occurred in 2000. These non-recurring sales were the result of a recall of defective drill pipe that was manufactured overseas by third parties, and as a result of this recall, there was a need to coat the replacement pipe. This decrease in revenue was partially offset by a $0.2 million increase in revenue during the nine months ended September 30, 2001 primarily resulting from increased drilling activities as a result of higher crude oil prices.

          Cost of Sales. Cost of sales decreased to $1.5 million, or 51% of revenue, for the nine months ended September 30, 2001 from $1.6 million, or 48% of revenue, for the same period in 2000. The decrease in cost of sales reflects the corresponding decline in sales volume over the same period. The increase in cost of sales as a percent of revenue was the result of a change in our sales mix that included greater sales to the oil drilling industry which carries a slightly lower gross profit margin than sales to other industries.

          Selling, General, and Administrative Expenses. Selling, general, and administrative expenses increased to $2.1 million, or 71% of revenue, for the nine months ended September 30, 2001 from $0.9 million, or 28% of revenue, for the same period in 2000. Increases in wages, professional fees, and travel expenses of $0.5, $0.4, and $0.1 million, respectively, were the primary sources of this increase. These expenses represented the continued additions to our corporate infrastructure required to prepare for and support the anticipated growth of our bulk amorphous alloy business.

          Research and Development Expenses. Research and development expenses increased to $0.9 million, or 29% of revenue, for the nine months ended September 30, 2001 from $0.3 million, or 9% of revenue, for the same period in 2000. These expenses related to the continued research and development of new amorphous alloys and related processing capabilities. In addition, we hired additional research employees, developed new manufacturing techniques, and contracted with consultants to advance the development of our alloys.

          Other (Expense) Income, Net. Other expense, net increased to $1.3 million, or 42% of revenue, for the nine months ended September 30, 2001 from $0.1 million, or 4% of revenue, for the same period in 2000. This increase was due primarily to interest expense attributable to the amortization of the fair value of warrants granted in connection with subordinated promissory notes we issued in February 2001.

     Comparison of the years ended December 31, 2000 and 1999

          Revenues. Revenues increased to $4.2 million in 2000 from $2.0 million in 1999. This increase was primarily a result of increased sales of our amorphous alloy coatings generated both from new clients and increased sales to existing clients due to increased drilling activities resulting from higher crude oil prices. By contrast, our sales decreased in 1999 as a result of the decline in oil drilling activities related to a decline in crude oil prices. Contributing to the revenue increase in 2000 were non-recurring sales of coatings for replacement drill pipe in connection with the recall of defective foreign drill pipe. This increase was partially offset by a decrease in revenue from one-time licensing fees and royalties under a now terminated license we granted to a third party to manufacture and sell our coatings for specific applications.

          Cost of Sales. Cost of sales increased to $2.0 million, or 47% of revenue, in 2000 from $0.8 million, or 40% of revenue, in 1999. This increase was primarily a result of increased costs to support sales of our amorphous alloy coatings. The increase in cost of sales as a percentage of revenues was primarily a result of decreased licensing fees and royalties fees in 2000. These licensing fees and royalties had no cost of sales associated with them.

          Selling, General, and Administrative Expenses. Selling, general, and administrative expenses increased to $1.5 million, or 35% of revenue, in 2000 from $0.8 million, or 42% of revenue, in 1999. This increase was primarily a result of additions to our corporate infrastructure required to prepare for and support the anticipated growth of our bulk amorphous alloy business. In 2000, increases in wages, professional fees, and other general corporate expenses of $0.2, $0.2, and $0.1 million, respectively, were the primary sources of this increase.

          Research and Development Expenses. Research and development expenses increased to $0.5 million, or 11% of revenue, in 2000 from $0.3 million, or 17% of revenue, in 1999. This increase was primarily a result of expenses related to the hiring of additional research employees to advance the development of new amorphous alloys and their processing. This increase in personnel added $0.1 million in additional wage expense.

          Other (Expense) Income, Net. Other expense, net was $0.2 million, or 4% of revenue, in 2000, and was $0.2 million, or 9% of revenue, in 1999. This expense was primarily attributable to interest on notes payable outstanding during both years.

     Comparison of the years ended December 31, 1999 and 1998

          Revenues. Revenues decreased to $2.0 million in 1999 from $3.1 million in 1998. In 1999, revenues decreased approximately $1.1 million due to the decline in crude oil prices and the associated drop in oil drilling activities. Included in 1999 revenues was $0.2 million of royalties under a now terminated license to manufacture and sell our coatings for specific applications.

          Cost of Sales. Cost of sales decreased to $0.8 million, or 40% of revenues, in 1999 from $1.4 million, or 44% of revenues, in 1998. This decrease was attributable to the decline in sales volume over the same period. The decrease in cost of sales as a percentage of revenues primarily resulted from an increase in royalties under the license agreement related to our coatings. These royalties had no cost of sales associated with them.

          Selling, General, and Administrative Expenses. Selling, general, and administrative expenses decreased to $0.8 million, or 42% of revenue, in 1999 from $2.1 million, or 68% of revenue, in 1998. Selling expenses decreased primarily as a result of a reduction in our sales force and the related salary, wages, and other costs of employment due to a decline in sales. General and administrative expenses decreased primarily as a result of one-time severance costs incurred in 1998 to a former officer. The remaining decrease resulted from reduced overhead costs associated with supporting a smaller sales force.

          Research and Development Expenses. Research and development expenses were $0.3 million, or 17% of revenues, in 1999 and $0.3 million, or 9% of revenues, in 1998. These expenses related to the continued research into the development of new amorphous alloys and their processing.

          Other (Expense) Income, Net. Other expense, net increased to $0.2 million, or 9% of revenue, in 1999 from other income, net of $0.5 million in 1998. This increase was attributable to interest from funds raised through debt offerings and the absence of a gain of $0.5 million realized on the sale of marketable equity securities in 1998.

Liquidity and Capital Resources

          We have used cash principally to fund our working capital and capital investment requirements. Since 1997, we have financed our operations primarily through private sales of our equity securities (including through the exercise of options) and subordinated promissory notes, resulting in net proceeds of approximately $22.6 million through September 30, 2001. We also received $3.2 million from the sale of shares of our Series A convertible preferred stock in October and November 2001. As of December 31, 2000 and September 30, 2001, we had cash and cash equivalents of $124,000 and $1.7 million, respectively.

          Our operating activities, including our discontinued retail golf operations, used cash of $9.1 million for the nine months ended September 30, 2001, of which $0.6 million was used for raw material purchases and legal and accounting expenditures related to our initial public offering. Cash used in operating activities for the nine months ended September 30, 2001 resulted primarily from net losses for those periods primarily due to changes in operating assets and liabilities. Our operating activities used cash of $4.9 million for the year ended December 31, 2000. While we had negative working capital of $15.4 million and $4.0 million for the nine months ended September 30, 2001 and the year ended December 31, 2000, respectively, management believes that it has taken sufficient steps to decrease future cash needs by discontinuing our retail golf business and raising additional debt and equity financing, including this offering.

          Our investing activities used cash of $0.5 million for the nine months ended September 30, 2001. We used this cash primarily for the acquisition of capital assets, property, and equipment in connection with the development of our South Korean manufacturing facility and our corporate offices. This amount also includes $0.1 million of investments in patents and other intellectual property related to our Liquidmetal alloys. Our investing activities used cash of $0.1 million for the year ended December 31, 2000, primarily in connection with the purchase of machinery, equipment, and furniture for our operations and the investment in patents and other intellectual property relating to our alloys.

          Our financing activities provided $11.2 million in cash for the nine months ended September 30, 2001. This amount includes $3.5 million from the sale of shares of our common stock, $2.4 million from exercises of options to purchase shares of our common stock, and $2.5 million from the sale of our Series A convertible preferred stock. This amount also includes $3.0 million from the sale of subordinated promissory notes, of which $0.1 million was repaid in the same period. Our financing activities provided $4.7 million in cash for the year ended December 31, 2000. This amount includes $3.7 million through the sale of shares of our common stock, $0.5 million from sale of common stock of our majority-owned subsidiary, Liquidmetal Golf, and $1.3 million through the issuance of subordinated promissory notes, net of $0.8 million in repayments of subordinated notes in 2000.

          At September 30, 2001, our outstanding debt was $2.7 million, net of debt discount. As of September 30, 2001, aggregate principal payments required under outstanding subordinated promissory notes totaled $3.4 million, of which $0.5 million bear interest at 7.5% and are due on March 15, 2002, and $2.9 million bear interest at 8.5% per annum and are due on December 31, 2002. The subordinated notes may be prepaid only with the consent of the noteholders.

          On November 15, 2001, we borrowed $1.0 million from Tjoa Thian Song, one of our directors, and issued to Mr. Tjoa a subordinated, unsecured promissory note in the principal amount of $1.0 million.

This note bears interest, payable at maturity, of 8.0% per annum. The note becomes due on December 31, 2002, or, if earlier, upon the closing of an initial public offering or significant funding transaction.

          We currently anticipate significant capital expenditures for at least the next 12 months, primarily for the development and build-out of our manufacturing facilities. We anticipate using a portion of the proceeds from this offering to finance our capital expenditures. However, the amount of these expenditures is dependent on our entering into agreements for the purchase of our bulk amorphous alloy products by new customers. As we are unsure when we will enter these agreements, if at all, we are not able to accurately estimate our capital expenditures at this time.

          Our capital requirements will depend on numerous factors, including the success of our existing products, the development of new applications for Liquidmetal alloys, and the resources we devote to develop and support our amorphous alloy products. We expect to devote substantial capital resources to expand our sales and marketing capabilities, to expand our research and development activities, to establish our manufacturing facilities, and for working capital and other general corporate purposes. These additional expenses and capital expenditures will consume a material amount of our cash resources, including a portion of the net proceeds of this offering. We believe that the net proceeds from this offering, together with our existing cash balances, will be sufficient to fund our currently foreseeable liquidity requirements for at least the next twelve months. We may, however, need to raise additional capital, which may not be available on terms acceptable to us, if at all. Any future financing may be dilutive in ownership, preferences, rights, or privileges to our shareholders.

Qualitative and Quantitative Disclosures About Market Risk

          We are exposed to various market risks as a part of our operations, and we anticipate that this exposure will increase as a result of our planned growth. In an effort to mitigate losses associated with these risks, we may at times enter into derivative financial instruments, although we have not historically done so. These may take the form of forward sales contracts, option contracts, foreign currency exchange contracts, and interest rate swaps. We do not, and do not intend to, engage in the practice of trading derivative securities for profit.

          Interest Rates. We are exposed to market risks relating to changes in interest rates. Some of the proceeds of this offering may be invested in short-term, interest-bearing, investment grade securities. The value of these securities will be subject to interest rate risk and could fall in value if interest rates rise.

          Commodity Prices. We are exposed to price risk related to anticipated purchases of certain commodities used as raw materials by our businesses, including titanium and zirconium. Although we do not currently enter into commodity future, forward, and option contracts to manage the fluctuations in prices of anticipated purchases, we may enter into such contacts in the future as our business grows and as our purchases of these raw materials increases.

          Foreign Exchange Rates. As a result of our operation of a manufacturing facility in South Korea, a substantial portion of our costs will be denominated in the Korean Won. Consequently, fluctuations in the exchange rates of the Korean Won to the U.S. dollar will affect our costs of goods sold and operating margins and could result in exchange losses. Although we do not currently enter into foreign exchange hedge transactions, we may do so in the future as our business grows.

New Accounting Pronouncements.

          In June 1998, the Financial Accounting Standards Board (“FASB”) issued SFAS No. 133, Accounting for Derivative Instruments and Hedging Activities. SFAS No. 133, as later amended, establishes accounting and reporting standards for derivative instruments and hedging activities. It requires that an entity recognize all derivatives as either assets or liabilities in the statement of financial position and measure those instruments at fair value. The accounting for changes in the fair value of a derivative (that is, gains and losses) depends upon the intended use of the derivative and resulting designation. We adopted SFAS No. 133 on January 1, 2001. The adoption of SFAS No. 133 did not have a material effect on our financial position or results of operations.

          In July 2001, the FASB issued SFAS No. 141, Business Combinations and Statement of Financial Standards and SFAS No. 142, Goodwill and Other Intangible Assets. SFAS No. 141 requires that all business combinations be accounted for under the purchase method only and that certain acquired intangible assets in a business combination be recognized as assets apart from goodwill. SFAS No. 142 requires that ratable amortization of goodwill be replaced with periodic tests of the goodwill’s impairment and that intangible assets other than goodwill should be amortized over their useful lives. Implementation of SFAS No. 141 and SFAS No. 142 is required for fiscal year 2002. Adoption of SFAS No. 141 and 142 is not expected to have a material impact on our financial condition or results of operations.

          In June 2001, the FASB issued SFAS 143, Accounting for Asset Retirement Obligations. SFAS 143 requires that the fair value of a liability for an asset retirement obligation be recognized in the period in which such liabilities are incurred if a reasonable estimate of fair value can be made. The associated asset retirement costs should be capitalized as part of the carrying amount of the long-lived asset. SFAS No. 143 is effective for financial statements issued for fiscal years beginning after June 15, 2002. Adoption of SFAS No. 143 is not expected to have a material impact on our financial statements.

          Issued in October 2001, SFAS No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets, replaces SFAS No. 121, Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of. The accounting model for long-lived assets to be disposed of by sale applies to all long-lived assets, including discontinued operations, and replaces the provisions of APB Opinion No. 30, Reporting Results of Operations — Reporting the Effects of Disposal of a Segment of a Business, for the disposal of segments of a business. SFAS No. 144 requires that those long-lived assets be measured at the lower of the carrying amount or fair value less cost to sell, whether reported in continuing operations or in discontinued operations. Therefore, discontinued operations will no longer be measured at net realizable value or include amounts for operating losses that have not yet occurred. SFAS No. 144 also broadens the reporting of discontinued operations to include all components of an entity with operations that can be distinguished from the rest of the entity and that will be eliminated from the ongoing operations of the entity in a disposal transaction. The provisions of SFAS No. 144 are effective for financial statements issued for fiscal years beginning after December 15, 2001 and, generally, are to be applied prospectively. We have elected not to early adopt SFAS No. 144.

BUSINESS

Overview

          We are the leading developer of products made from amorphous alloys. We have the exclusive right to develop, manufacture, and sell what we believe are the only commercially available bulk amorphous alloys. Liquidmetal alloys possess a combination of performance, processing, and cost advantages that we believe makes them preferable to other materials in a variety of applications. We market and sell Liquidmetal alloy industrial coatings and make products from bulk Liquidmetal alloys that can be incorporated into the finished goods of our customers across a variety of industries. Additionally, we are exploring new product applications for Liquidmetal alloys and are developing our own manufacturing facilities for the production of our products.

          Since our inception in 1987, we have marketed and sold industrial coatings made of our proprietary alloys. In 1993, we acquired an exclusive license to commercialize the first known bulk amorphous alloy, and we began selling products made from this alloy in 1997. Since 1997, we have made significant advances in the composition and processing of Liquidmetal alloys. We believe that these advances have improved the performance, processing, and cost advantages of our alloys as compared to other alloys and metals in a variety of applications.

Industry Background

          During the past century, advances in materials science have resulted in the introduction of new technologies, enhancements to industrial processes, and improvements in the quality of everyday life. From time to time, fundamental research has resulted in the introduction of entirely new classes of materials that offer improved performance and cost characteristics. The adoption of new classes of materials in substitution for incumbent materials generally has been driven by commercial and economic viability considerations.

          The development of plastics and the commercialization of titanium are examples of major advances in materials science that have realized commercial success. Plastics, developed in the early 1900s, are synthetic materials based on the mixture of various chemical compounds. When heated, plastic can be processed in a number of different ways into various objects, films, or shapes. Plastic’s ability to be shaped into a variety of forms at relatively low costs has led to its widespread use today. According to The Society of the Plastics Industry, U.S. shipments of plastics totaled $304 billion in 1999. The processing and cost advantages of plastic have enabled it to supplant, for example, wood, glass, or iron in numerous applications. However, plastics are relatively weak materials and are therefore not viable in many applications that require high strength characteristics.

          The development of high-strength titanium alloys in the 1950s resulted in a variety of new commercially viable uses for titanium. Titanium alloy’s strength and durability characteristics make it desirable in applications that require high performance and low failure rates, such as aerospace, marine, military, and specialized industrial uses. However, titanium is relatively difficult to process and therefore products made from it can be expensive to produce.

          We believe that bulk Liquidmetal alloys are unique in that they offer in one material the relative advantages of plastics and high-performance alloys, like titanium. Bulk Liquidmetal alloys resolve the limitations of these materials by combining the processing and cost advantages of plastics with performance characteristics that exceed in many respects those of titanium alloys. While bulk Liquidmetal alloys may not be able to replace plastics in applications in which high strength is not important or replace high-performance alloys in applications, such as internal engine components, that are subject to high temperatures, we believe that the combination of performance, processing, and cost advantages of bulk Liquidmetal alloys will result in them replacing plastics, titanium, and other materials in a variety of applications. Moreover, we believe that these advantages will facilitate the introduction of entirely new products and applications that are not possible or commercially viable with existing materials.

Our Technology

          The performance, processing, and cost advantages of Liquidmetal alloys are a function of their unique atomic structure and their proprietary material composition.

Unique Atomic Structure

          The atomic structure of Liquidmetal alloys is the fundamental feature that differentiates them from other alloys and metals. In a molten state, the atomic particles of all alloys and metals have an amorphous atomic structure, which means that the atomic particles appear in a completely random structure with no discernible patterns. However, when non-amorphous alloys and metals are cooled to a solid state, their atoms form regular and predictable shapes, or crystalline shapes. This process is analogous to the way that ice crystallizes when water is frozen. A regularly patterned atomic structure contains naturally occurring structural defects that limit the potential strength of the material. Unlike other alloys and metals, bulk Liquidmetal alloys retain their amorphous atomic structure throughout the solidification process. As a result, our bulk alloys do not develop defects in their atomic structure that crystalline metals and alloys develop. Consequently, bulk Liquidmetal alloys exhibit superior strength and other superior performance characteristics. Our Liquidmetal alloy coatings have a crystalline atomic structure when initially applied, but their atomic structure becomes amorphous as the coatings rub against surfaces under force, improving performance over time.

          Prior to 1993, amorphous alloys could be created only in thin forms. However, in 1993, researchers at Caltech developed the first commercially viable amorphous alloy in a bulk form. We have the right to commercialize bulk amorphous alloy technology through an exclusive license agreement with Caltech and other patents that we own.

Material Composition

          The constituent elements and percentage composition of Liquidmetal alloys are critical to their ability to solidify into an amorphous atomic structure. We have several different alloy compositions that have different constituent elements in varying percentages. These compositions are protected by various patents that we own or exclusively license. The raw materials that we currently use in Liquidmetal alloys, including titanium and zirconium, are readily available and can be purchased from multiple suppliers.

Advantages of Liquidmetal Alloys

          Liquidmetal alloys possess a unique combination of performance, processing, and cost advantages that we believe make them superior in many ways to other commercially available materials.

Performance Advantages

          Liquidmetal alloys provide several distinct advantages over other metals and alloys in applications that require high strength, strength-to-weight ratio, elasticity, and hardness. The following graphs compare the typical strength, strength-to-weight ratio, elasticity, and hardness properties of our primary bulk alloy composition against those of several other alloys that are widely used today in commercial applications.

Strength

The strength of a material is frequently measured in terms of yield strength, which is the stress at which definite damage or deformation occurs to the material with little or no increase in load. Yield strength is an important performance measure in many structural applications where the potential cost of damage is high, such as orthopedic devices.

Strength-to-Weight Ratio

A material’s strength-to-weight ratio, or specific strength, can be defined as its yield strength divided by its specific gravity. A high strength-to-weight ratio is particularly important in applications in which the damage costs are high and weight is a consideration, such as protective casings for electronic devices.

Elasticity

Elasticity is a measure of a material’s ability to return to its original shape after being stretched or forced out of shape. The elastic strain limit, or elastic limit, of a material is the point at which permanent damage or deformation starts. Elasticity is an important performance measurement in applications that need to resist permanent damage from impact to protect aesthetics or in applications where energy transfer is important, such as golf club heads.

Hardness

Hardness measures a material’s ability to resist penetration and wear by another material. In the widely-used Vickers hardness test, a diamond point is pressed slowly against the surface of the material with a known force applied. The area of the dent is measured to yield the Vickers hardness number. Hardness is important in applications that are subjected to heavy wear or penetration and applications in which an ability to penetrate is important, such as munitions.

Data Source: http://www.matweb.com (other than data relating to bulk Liquidmetal alloys). This website contains comprehensive information regarding the properties of various materials.

(1)	The aluminum alloy being compared here is 7075-T6, a widely used high-strength aluminum alloy. This alloy is used in aerospace, automotive, defense, and other applications.

(2)	The titanium alloy being compared here is Ti6Al4V, a widely used titanium alloy particularly known for its high strength. This alloy is commonly used in structural, aircraft, biomedical, and other applications. The properties being shown here are the properties exhibited by the cast form of the material.
(3)	The alloy being compared here is corrosion-resistant cast steel, similar to the alloy known in the steel industry as 17-4 stainless, a widely used premium stainless steel. This alloy is utilized in industrial, aerospace, aircraft, and other applications.

          In addition, Liquidmetal alloys have other performance features that may make them desirable in specific applications. For example, very low coefficients of friction have been measured in certain applications of Liquidmetal alloy, such as applications in which Liquidmetal alloy wears against itself. Moreover, Liquidmetal alloys have demonstrated high resistance to erosion and corrosion in saline and caustic environments. These characteristics, combined with Liquidmetal alloys’ high strength and hardness, could yield a material that demonstrates high resistance to wear.

     Processing Advantages

          The processing of a material generally refers to how a material is shaped, formed, or combined with other materials to create a finished product. Bulk Liquidmetal alloys possess processing characteristics that we believe make them preferable to other materials in a wide variety of applications. In particular, our alloys are amenable to processing options that are not readily available for other metals and alloys. These processing characteristics are partly a function of the low melting temperature of current bulk Liquidmetal alloys relative to other metals and alloys, which permits our bulk alloys to be processed in a manner similar to plastics. At the same time, the relatively low melting temperature of our current bulk alloys may render some of our bulk alloys unsuitable for various high-temperature applications, such as internal engine components. The following is a description of some of the processing advantages offered by our alloys:

•	Net-Shape Casting Capability. Casting is the process of injecting molten material into a mold so that it solidifies into a desired shape. Net-shape casting is a type of casting that permits the creation of highly finished products that do not require costly and difficult post-finishing processing or machining. Bulk Liquidmetal alloys have superior net-shape casting capabilities because of their relatively low melting point and low thermal expansion levels. Other alloys crystallize too quickly for effective net-shape casting. However, bulk Liquidmetal alloys remain relatively fluid during cooling, which allows our alloys to be distributed readily throughout a mold and shaped into near final form before solidifying. As a result, unlike titanium and other high-performance alloys, our bulk amorphous alloys can be cast into intricate, sophisticated, engineered designs without costly post-finishing processes.

•	Thermoplastic Molding Capability. Thermoplastic molding consists of heating a solid piece of material until it is transformed into a moldable, although not yet molten, state and then introducing it into a mold. Thermoplastic molding is beneficial and economical because it requires less energy than casting, resulting in lower direct energy costs, less shrinkage and lends itself more readily to continuous processing. Unlike other metals and alloys, but similar to plastics, bulk Liquidmetal alloys can be thermoplastically molded in bulk form because they are relatively fluid during heating and cooling. The thermoplastic molding capabilities of our bulk alloys will make them desirable as a substitute for plastics in applications where greater durability and strength are needed.

•	Creation of Composites. A composite is a material that is made from two or more different types of materials. In general, the ability to create composites is beneficial because constituent materials can be combined with one another to optimize the material’s performance characteristics for different applications. In other metals and alloys, the high temperatures required for processing could damage some of the composite’s constituent materials and therefore limit their utility. However, the relatively low melting temperatures of bulk Liquidmetal alloys allow mild processing conditions that eliminate or limit damage to the constituent materials when creating composites. We can create composites that may increase fatigue resistance, reduce density while retaining strength, vary stiffness, and modify other characteristics.

•	Retention of Properties in Cast Form. Casting undermines the performance characteristics of most other metals and alloys. We believe this shortcoming serves as an effective cost barrier to the processing and fabrication of intricate and sophisticated designs. Unlike other metals and alloys, bulk Liquidmetal alloys completely retain their performance characteristics (including strength and hardness) in cast form, which enables them to be cast into sophisticated designs that exhibit great strength and hardness.

•	Multiple Finished Form Possibilities. In addition to the processing alternatives that are available for the bulk form of our alloys, Liquidmetal alloys may be processed into a variety of other finished forms, including a coating or a foam. Most other metals and alloys cannot be processed into these forms.

     Cost Advantages

          Liquidmetal alloys can provide significant cost advantages over other metals and alloys in certain applications. These advantages allow us to provide our customers with an opportunity to reduce the cost of their finished goods, while maintaining or improving the performance of such products. We believe our cost advantages will facilitate and accelerate the introduction of Liquidmetal alloys into existing and new applications. The following is a description of some of the cost advantages offered by Liquidmetal alloys:

•	Lower Energy and Power Requirements. The melting temperatures of bulk Liquidmetal alloys are substantially lower than most high-performance metals and alloys. Further, through thermoplastic molding, bulk Liquidmetal alloys can be fabricated into complete shapes at below melting temperatures. Therefore, significantly less power and energy is required to process and fabricate bulk Liquidmetal alloys, as opposed to the expensive large-scale foundry and forging operations required to reduce other metals and alloy to a molten state and then create a finished product.

•	Lower Capital Requirements. Because of reduced power, temperature, and pressure requirements, Liquidmetal alloys allow us substantial flexibility in the selection of equipment to fabricate our products. In contrast, capital-intensive heavy industrial equipment generally is required in foundry and forging operations to make products from other metals and alloys. Furthermore, the absence of heavy industrial equipment provides for a smaller machinery footprint, which enables more efficient siting of facilities and reduces permitting and regulatory costs.

•	Lower Processing Requirements. Bulk Liquidmetal alloys have processing characteristics similar to plastics, which allow them to be shaped efficiently into intricate, sophisticated, engineered designs in a substantially finished form. This capability eliminates or reduces certain finishing steps, such as grinding, shaping or forming and, therefore, significantly reduces processing costs. With other metals and alloys, the cost of a finished product increases significantly with intricacy of design.

Our Strategy

          Our goal is to use our leadership position in amorphous alloy technology to develop and commercialize a wide variety of product applications. The key elements of our strategy include:

•	Identifying and Developing New Applications for Our Liquidmetal Alloy Technology. We intend to identify and develop new applications that will benefit from the performance, processing, and cost advantages of Liquidmetal alloys. To this end, we plan to continue to enter into relationships with existing and potential customers that allow us to jointly identify and develop new application opportunities.

•	Focusing on Major Industries Characterized by High Unit Volumes. We are focusing our commercialization efforts on applications for products with high unit volumes that are sold in major industries. For example, we have targeted the cellular phone casing market because of its potential for very high unit volumes. Manufacturing products made from Liquidmetal alloys in high volumes should enable us to facilitate revenue growth and enable us to improve manufacturing and processing efficiencies associated with our products.

•	Developing Internal Manufacturing Capability and Efficiencies. We intend to internally manufacture substantially all of the products we develop using our bulk Liquidmetal alloys, including products that we jointly develop with our customers. We believe that acquiring manufacturing skills and capabilities should provide us with numerous benefits, such as the ability to maintain quality control over our products, to focus on improvements to the processing of our alloys, and to better protect our intellectual property.

•	Establishing the Liquidmetal Brand. We believe that building our corporate brand will foster continued adoption of our technology. Our goal is to position Liquidmetal alloys as a superior substitute for materials currently used in a variety of products across a range of industries. Furthermore, we seek to establish Liquidmetal alloys as an enabling technology that will facilitate the creation of a broad range of commercially viable new products. To enhance industry awareness of our company and increase demand for Liquidmetal alloys, we intend to pursue a brand development strategy through targeted advertising, conference and trade show appearances, promotions, public relations, and other means.

•	Enhancing Our Competitive Position by Aggressively Developing, Exploiting, and Protecting Both Existing and Future Advances in Amorphous Alloy Technology. We intend to invest significant resources toward developing and acquiring new technologies that will enhance and expand our existing technology position. In particular, we aggressively will seek to develop and acquire technologies that relate to the composition, processing, and application of amorphous materials technologies. Our efforts will include intensive research and development activities aimed at decreasing the manufacturing cost and improving the performance characteristics and processing flexibility of Liquidmetal alloys. To aid in our research and development efforts, we plan to continue to establish cooperative research relationships with leading academic institutions. We intend to vigorously defend our proprietary technology position by aggressively pursuing any potential infringements on our technology.

•	Pursuing Acquisitions, Joint Ventures, and Other Strategic Transactions. We intend to pursue acquisitions, joint, ventures, and other strategic transactions to gain access to new technologies, products, and markets. In particular, we may engage in acquisitions and other strategic transactions to gain access to technologies that will enhance or complement the composition, processing, and application of our alloys. Additionally, we may pursue acquisitions that will enable us to leverage our technology to enhance the prospects of the acquired company’s products and business.

Initial Applications

          We have identified the following initial market opportunities to allow us to execute our strategy. We believe that these opportunities are consistent with our strategy in terms of market size, building brand recognition, and providing an opportunity to develop and refine our processing capabilities.

Casings for Electronic Products

          We produce components for cellular phone casings and anticipate producing casings for other electronic products. The cellular phone market is attractive to us because of its high product volume and potential branding opportunities. The market for cellular phones is projected to reach nearly 672 million units in 2005, according to International Data Corporation. Liquidmetal alloys can be used for each of the components of a cellular phone casing, including the face plate, the back plate, the side plates, and the clam shell, which is the plate that flips open on some cellular phone models.

          To date, we have produced sample quantities of cellular phone casing components for cell phone manufacturers. On October 10, 2001, we entered into a manufacturing agreement with LG Electronics Inc. to produce components of cellular phone casings. The agreement provides that we will manufacture and sell to LG Electronics on a non-exclusive basis its annual requirements of face plates and side plates for some of its cellular phone models. This agreement has a term of two years. We anticipate making our first shipment under this agreement in the second quarter of 2002.

          We believe the continuing miniaturization of, and the introduction of advanced wireless features to, cellular phones is the primary driver of growth, market share, and profits in this industry. To date, the introduction of larger screens into smaller handsets has been a significant challenge confronting cellular phone manufacturers attempting to take advantage of new wireless technology. In particular, normal usage of smaller and thinner phones may result in accidental damage to the display screens and internal electronic components. The high strength-to-weight ratio and elastic limit of bulk Liquidmetal alloys enables the production of smaller, but stronger, casings that protect the screens and miniature electronic circuits of cellular phones better than materials currently in use, such as magnesium. We also believe that the strength characteristics of our alloys could facilitate the creation of a new generation of cellular telephones with larger screens, which currently may not be viable because of the strength limitations of these materials.

          As is the case with cellular phones, we believe that our alloys could enable the production of smaller and stronger personal digital assistants, or PDAs, with larger screens. Similarly, we believe that our alloys could be used to create stronger laptop computer casings that will better protect the computers’ screens and circuitries.

Industrial Coatings and Powders

          We market and sell industrial coatings and powders made of Liquidmetal alloys. Our coatings are used primarily as a protective coating for industrial machinery and equipment. We believe that the high degree of hardness and low coefficient of friction of our coatings, combined with their strong adhesion properties, reduce the wear and consequent failure of the machinery and equipment on which they are used.

          Our coatings are widely used in the oil drilling industry as a protective coating on drill pipe and casings. Drill pipe consists of metal pipe, usually about six inches in diameter, that is threaded on both ends and attached to other segments of drill pipe to provide the rotary torque to turn the oil drill bit. A casing is a metal pipe that is lowered into an oil well to surround and protect the drill pipe and other drilling equipment. Horizontal drilling places tremendous stress on pipes and casings as the drill changes direction from vertical to horizontal. Both drill pipe and casing experience excessive wear, which leads to higher replacement costs and greater failure rates. Liquidmetal alloys are used to provide a protective coating around the outside of the drill pipe and the inside of casings to reduce wear and failure rates, and accordingly reduce operating costs. We believe our coatings represented about 80% of all U.S. drill pipe coating sales in 2000.

          Our coatings are used to coat the insides of boiler tubes in coal burning power plants in order to extend the lives of these tubes. These boiler tubes are subject to high heat, erosion, and corrosion and often require costly replacement, both in terms of replacement parts and length of downtime for installation. Additionally, residue build-up in boiler tubes of coal burning power plants create operating inefficiencies. Tests on Liquidmetal alloy coatings have indicated that our coatings extend the life of these boilers tubes by three to five times their current average life based on the specific environment. In addition, tests on our coatings have indicated that our coatings reduce the build-up of residue on these tubes, helping to improve the efficiencies of the boilers.

          We believe that Liquidmetal alloy powders can be used as a binding agent in industrial applications, such as in drill bits in the oil industry and in agricultural blades. Initial testing by third parties suggests that our powders offer high erosion resistance in these applications and could serve as a superior substitute for cobalt, which is the primary metal binding agent used in high-performance industrial drilling, milling, and cutting instruments.

Medical Devices

          We make precision ophthalmic instruments for use in cataract and other eye surgeries. We believe that Liquidmetal alloys are well-suited for these instruments because the strength, hardness, and corrosion resistance of our alloys, together with the ability of our bulk alloys to be shaped into very thin dimensions, will provide improved performance, longer life, and lower production costs than the materials currently being used.

      We are producing scalpel blades for eye surgeries and phacoemulsification tips, which are instruments used to remove cataracts, in limited quantities for testing by potential customers. In addition, we entered into an agreement with St. Luke’s Cataract and Laser Institute, a leader in ophthalmology and cataract surgeries, to market and endorse a line of Liquidmetal alloy ophthalmic instruments.

          We also have identified orthopedic devices as an additional initial application for Liquidmetal alloys. Orthopedic devices include artificial joints, trauma devices, and spinal implants. The worldwide market for orthopedic devices is expected to exceed $9 billion in 2001, according to Dorland’s Medical and Healthcare Marketplace Guide (2000-2001). We believe that Liquidmetal alloys represent a superior alternative to the titanium alloys, cobalt chromium alloys, and stainless steel currently used in many orthopedic devices. Titanium alloys are strong, but they do not move well against other materials and are therefore not used in devices with parts that move against each other, such as ball-and-socket hip joints. Cobalt chromium alloys wear well, but they are comparatively heavy. Stainless steel corrodes relatively quickly. In contrast, we believe that Liquidmetal alloy orthopedic devices will be stronger and produce less friction than titanium orthopedic devices, have a greater strength-to-weight ratio than cobalt chromium orthopedic devices, and have better corrosion resistance than stainless steel orthopedic devices. We are currently engaging in studies relating to the biological compatibility of our alloys for purposes of developing our orthopedic applications, and the initial results of these studies have been favorable.

Defense Applications

          We are developing kinetic energy penetrators for use in military applications. Kinetic energy penetrators, or KEPs, are armor piercing ammunitions. The most sophisticated KEPs currently are made from depleted uranium. One of the features that makes a depleted uranium KEP desirable is that it sharpens as it penetrates.

          We believe that Liquidmetal alloys represent a superior alternative to depleted uranium in KEPs. KEPs made from Liquidmetal alloys sharpen as they penetrate, are environmentally benign, and have superior strength characteristics as compared to depleted uranium KEPs. We recently completed a two-year study sponsored by the U.S. Department of Defense Small Business Innovative Research Program relating to Liquidmetal alloy KEPs. The initial results of this study indicate that Liquidmetal alloy is a possible substitute for current materials, such as depleted uranium, used in KEPs. Subsequently, we recently were awarded a contract by DARPA for funding of up to $2 million to test Liquidmetal alloy in actual munitions.

Sporting Goods and Leisure Products

          We are developing a variety of applications for Liquidmetal alloys in the sporting goods and leisure products industry. Possible applications include, but are not limited to, products associated with golf, skiing, tennis, and diving equipment. We believe that the high strength, hardness, and elasticity of our alloys will enhance product performance. We have entered into a product development agreement with Head Sport AG, a sporting goods manufacturer, to test and develop components for use in a number of their products. In addition, we intend to manufacture components for golf clubs for sale to established golf equipment manufacturers for use in golf clubs marketed and sold under their respective brand names.

Our Intellectual Property

          Our intellectual property consists of patents, trade secrets, know-how, and trademarks. Protection of our intellectual property is a strategic priority for our business, and we intend to vigorously protect our patents and other intellectual property. Our intellectual property portfolio includes 20 owned or licensed U.S. patents, as well as patent applications, relating to the composition, processing, and application of our alloys, as well as various foreign counterpart patents and patent applications.

          Our initial bulk amorphous alloy was developed by researchers at Caltech. We have the exclusive right to commercialize this alloy and other amorphous alloy technology through a license agreement with Caltech. Under the Caltech license agreement, we have the exclusive and fully paid right to make, use, and sell products from all of Caltech’s inventions, proprietary information, know-how, and other technology relating to amorphous alloys and existing as of September 1, 2001. We also have an exclusive and fully paid license to eight patents and five patent applications held by Caltech relating to amorphous alloy technology, as well as all related foreign counterpart patents and patent applications. Furthermore, the license agreement gives us the exclusive and fully paid right to make, use, and sell products from substantially all related amorphous alloy technology that is developed in Professor William Johnson’s Caltech laboratory during the period September 1, 2001 through August 31, 2005.

          Our rights under the license agreement are perpetual in duration, except that Caltech has the right to terminate the license under limited circumstances if we fail to utilize the licensed technology. Under the license agreement, we also have the right to sublicense any of the licensed technology or patents. The license agreement also provides that Caltech reserves the right to use the licensed technology and patents for noncommercial educational and research purposes. The patents and patent applications that we license from Caltech relate primarily to the composition and processing of our alloys.

          In addition to the patents and patent applications that we license from Caltech, we are building a portfolio of our own patents to expand and enhance our technology position. We currently hold 12 patents and numerous pending patent applications in the United States, as well as 29 foreign counterparts to these patents outside of the United States. These patents and patent applications primarily relate to various applications of our bulk amorphous alloys and the composition of our coatings and powders. Our policy is to seek patent protection for all technology, inventions, and improvements that are of commercial importance to the development of our business, except to the extent that we believe it is advisable to maintain such technology or invention as a trade secret.

          In order to protect the confidentiality of our technology, including trade secrets and know-how and other proprietary technical and business information, we require all of our employees, consultants, advisors and collaborators to enter into confidentiality agreements that prohibit the use or disclosure of information that is deemed confidential. The agreements also obligate our employees, consultants, advisors and collaborators to assign to us developments, discoveries and inventions made by such persons in connection with their work with us.

Research and Development

Objectives

          We are engaged in intensive and ongoing research and development programs that are driven by the following key objectives:

•	Improve Performance Characteristics. We will continue research and development on new compositions of Liquidmetal alloys to generate a broader class of amorphous alloys with a wider range of specialized performance characteristics.

•	Enhance the Cost Advantage. We will continue research and development of processes and compositions that will decrease the cost of end-products composed of Liquidmetal alloys. Because our alloys can be formed in a manner similar to plastics or glasses, which is in contrast to the more extensive and energy-intensive processes required by other metals, we are seeking ways to decrease the cost of end-products by reducing the requirements for processing.

•	Develop New Applications. We will continue research and development of new applications for Liquidmetal alloys. We believe the range of potential applications will broaden by expanding the forms, compositions, and methods of processing of our alloys.

Conduct of Research and Development

          We conduct our research and development programs internally and also through strategic relationships that we enter into with third parties. Our internal research and development efforts are currently focused on product and process development. Our internal research and development efforts are conducted by a team of ten scientists and researchers who are employed by us or engaged by us as consultants. Included among these scientists and researchers is Professor Johnson, who discovered our initial bulk amorphous alloy at Caltech in 1993. Professor Johnson joined our company as an employee as of October 1, 2001 and is also a member of our board of directors and Technology Advisory Board. We intend to hire additional scientists and engineers to expand our internal research and development program.

          In addition to our internal research and development efforts, we enter into cooperative research and development relationships with leading academic institutions. Professor William Johnson continues to supervise a laboratory at Caltech, and through our license agreement with Caltech, we have a continuing relationship with the other researchers in Professor Johnson’s Caltech laboratory. Through a research agreement with Louisiana State University, we are also currently researching the biocompatibility of our alloys for purposes of our planned orthopedic implants.

          We also enter into development relationships with other companies for the purpose of identifying new applications for our alloys and establishing customer relationships with such companies. For example, we recently entered into a joint product development agreement with Head Sport for the development of various products made from our alloys. Our research and development expenses for the nine months ended September 30, 2001 and the years ended December 31, 2000 and 1999 were $886,000, $455,000, and $333,000, respectively.

Technology Advisory Board

          To assist us in our research and development efforts, we have assembled a Technology Advisory Board composed of leading researchers and scientists in the field of materials science. The members of our Technology Advisory Board are from leading academic and research institutions in the field of materials science, such as the Massachusetts Institute of Technology and Cambridge University. Our Technology Advisory Board meets on a semi-annual basis to discuss issues related to the advancement and application of our technology and the progress of our research and development programs, although our Technology Advisory Board may also be convened at other times on an as-needed basis. Additionally, we occasionally consult with individual members of our Technology Advisory Board on various issues relating to our technology.

Manufacturing

          We have historically outsourced all of our manufacturing requirements, but we are developing our own manufacturing facilities so that we eventually can manufacture internally all of our bulk amorphous alloy products. We are in the process of developing a manufacturing facility located in Incheon, South Korea. This facility has been established primarily for the manufacture of cast products made from our bulk amorphous alloys. Initially, this facility will focus on the production of cell phone casings with capacity to produce several million such products per year. Currently, this facility contains equipment that is functional for pilot manufacturing of products made from bulk amorphous alloys. We intend to continue to outsource the manufacture of our industrial coatings.

Raw Materials

          Liquidmetal alloy compositions are comprised of many elements, all of which are readily available commodity products. We believe that each of these raw materials is readily available in sufficient quantities from multiple sources on commercially acceptable terms.

Customers

          For the past three years, three of our customers have accounted for more than 10% of our revenues from continuing operations. Revenues from Grant Prideco represented approximately 19%, 19%, and 10% of revenue from continuing operations for the years ended December 31, 2000, 1999, and 1998, respectively. Revenues from Praxair/ Tata represented approximately 13% and 20% of revenue from continuing operations for the years ended December 31, 2000 and 1999, respectively. Revenue from Foster Wheeler represented approximately 10% of revenue from continuing operations for the year ended December 31, 1998. We expect that a significant portion of our revenues may continue to be concentrated in a limited number of customers.

Competition

          We are not aware of any other company or business that manufactures, markets, distributes, or sells bulk amorphous alloys or products made from bulk amorphous alloys. We believe it would be difficult to develop a competitive bulk amorphous alloy without infringing our patents. However, we expect that our bulk Liquidmetal alloys will face competition from other materials, including metals, alloys, and plastics, that are currently used in the commercial applications that we pursue. Our alloys could also face competition from new materials that may be developed in the future.

          Our Liquidmetal alloy coatings face competition from industrial coatings currently manufactured or sold by other companies. At present, the primary competitors of our coatings business are Grant Prideco, Inc., Varco International, Inc., and Arnco Technology Trust, Limited. Although we believe that our coatings compete favorably with these companies’ products and that we continue to maintain the dominant market share with respect to protective coatings for oil drill pipe and casings, these competitors are larger well-established businesses that have substantially greater financial, marketing, and other resources than we do.

          We will also experience indirect competition from the competitors of our customers. Because we will rely on our customers to market and sell finished goods that incorporate our components or products, our success will depend in part on the ability of our customers to effectively market and sell their own products and compete in their respective markets.

Backlog

          We typically ship our coating products shortly after receipt of an order. Accordingly, we do not maintain a significant backlog. Also, the backlog as of any particular date gives no indication of actual sales for any succeeding period.

Sales and Marketing

          We direct our marketing efforts towards customers that will incorporate our components and products into their finished goods. To that end, we will continue to hire business development personnel, who in conjunction with engineers and scientists, will actively identify potential customers that may be able to benefit from the introduction of Liquidmetal alloys to their products. In some cases, we will develop applications in conjunction with existing or potential customers. By adopting this strategy, we intend to take advantage of the sales and marketing forces and distribution channels of our customers to facilitate the commercialization of our alloys.

Employees

          As of November 14, 2001, we had 50 full-time employees. None of our employees is represented by labor unions or covered by collective bargaining agreements. We have not experienced any work stoppages, and we consider our employee relations to be good.

Properties

          Our principal executive offices are located in Lake Forest, California, and consist of approximately 30,000 square feet. This lease expires on June 25, 2007. We also have an office in Tampa, Florida that we occupy pursuant to a lease agreement that expires in February 2006. This office is approximately 14,000 square feet. In addition, we lease an office and warehouse facility in Houston, Texas for our coatings business, and this facility, which is approximately 16,000 square feet, is leased through October 1, 2003. Our manufacturing facility in Incheon, South Korea, which consists of approximately 9,000 square feet, is leased through July 6, 2002.

Governmental Regulation

          Precision ophthalmic instruments that we make from our Liquidmetal alloys, such as lasik precision blades, scalpel blades, and phacoemulsification tips, will be subject to regulation in the United States by the Food and Drug Administration, or FDA and corresponding state and foreign regulatory agencies. Any orthopedic devices that we develop will be regulated in a similar manner. Medical device manufacturers to whom we intend to sell our products may need to obtain FDA approval before marketing their medical devices that incorporate our products. Medical device manufacturers may need to obtain similar approvals before marketing these medical device products in foreign countries.

          Because we intend to sell our medical device products to medical device manufacturers, we do not believe that we will need to obtain FDA approval or similar foreign approvals before selling products to medical device manufacturers. Nonetheless, as a manufacturer of medical device components, we are subject to quality control and record keeping requirements of FDA and other federal and state statutes and regulations, as well as similar regulations in foreign countries.

          The process of obtaining and maintaining required FDA and foreign regulatory approvals for medical devices that incorporate our products could be lengthy, expensive, and uncertain for our customers. Additionally, regulatory agencies can delay or prevent product introductions. Generally, before a medical device manufacturer can market a product incorporating one of our products, our customer must obtain for their finished product marketing clearance through a 510(k) premarket notification or approval of a premarket approval application, or PMA. The FDA will typically grant a 510(k) clearance if the applicant can establish that the device is substantially equivalent to a predicate device. It generally takes a number of months from the date of a 510(k) submission to obtain clearance, but it may take longer, particularly if a clinical trial is required.

          The FDA may find that a 510(k) is not appropriate for a medical device that incorporates our product or that substantial equivalence has not been shown and as a result will require a PMA. A PMA application must be submitted if a proposed medical device does not qualify for a 510(k) premarket clearance procedure. PMA applications must be supported by valid scientific evidence to demonstrate the safety and effectiveness of the device, typically including the results of clinical trials, bench tests, and laboratory and animal studies. The PMA process can be expensive, uncertain and lengthy, requires detailed and comprehensive data, and generally takes significantly longer than the 510(k) process. Additionally, the FDA may never approve the PMA.

          Similar regulations in foreign countries vary significantly from country to country and with respect to the nature of the particular medical device. The time required to obtain these foreign approvals to market our products may be longer or shorter than that required in the United States, and requirements for such approval may differ from FDA requirements.

Legal Proceedings

          We are not a party to any material legal proceedings.

MANAGEMENT

Executive Officers and Directors

          The following table sets forth information regarding our executive officers and directors as of October 26, 2001:

Name	Age	Position

John Kang	38	Chief Executive Officer, President, and Director
James Kang	41	Chairman of the Board of Directors
William Johnson, Ph.D.	50	Vice Chairman of the Board of Directors and Vice Chairman of Technology
Scott Wiggins	38	Chief Strategy Officer and Executive Vice President
Brian McDougall	39	Chief Financial Officer and Executive Vice President
John Grant	58	Executive Vice President and General Counsel
Ricardo Salas	37	Secretary and Director
Ken Barnett	49	Director
Ted Bentley	43	Director
Jack Chitayat	38	Director
Shekhar Chitnis	43	Director
Tjoa Thian Song	37	Director

          John Kang has been our President and Chief Executive Officer since June 2001. From December 1994 to June 2001, he served as our non-executive Chairman of our board of directors. From July 1996 to September 2000, Mr. Kang served variously as Chief Executive Officer, President and a director of Medical Manager Corporation, a public company traded on the Nasdaq National Market until its sale in September 2000 to WebMD. From 1988 to 1995, he was Chairman of the board of directors of Clayton Group, Inc., a private company engaged in the distribution of waterworks equipment. Mr. Kang also is a Director of Coast Dental Services, Inc., a Nasdaq National Market listed company. Mr. Kang received a B.A. in Economics from Harvard College in 1985. Mr. Kang is the brother of James Kang, the Chairman of our board of directors.

          James Kang has served as a director since December 1994 and as the Chairman of our board of directors since June 2001. From December 1994 to June 2001, he served variously as our Chief Executive Officer and President. Mr. Kang received a B.A. in marketing from the University of Illinois in 1983, and an M.B.A. from the Kellogg Graduate School of Management at Northwestern University in 1985. Mr. Kang is the brother of John Kang, our Chief Executive Officer and President.

          William Johnson, Ph.D., has served as the Vice Chairman of our board of directors since June 2000 and has been our Vice Chairman of Technology since October 2001. Since 1997, Dr. Johnson has been the Mettler Professor of Engineering and Applied Physics at Caltech. He held a Visiting Professor appointment at the Metal Physics Institute in Gottingen, Germany (1983) and received a Von Humbolt Distinguished Scientist Fellowship in Gottingen (1988). He is the 1995 recipient of the TMS/ AIME Hume Rothery Award for his experimental work. He received his B.A. in Physics from Hamilton College and his Ph.D. in applied physics from Caltech. He spent two years at IBM’s Research Center (1975-1977). At Caltech, Dr. Johnson directed the research that led to the discovery of our bulk Liquidmetal alloy.

          Scott Wiggins has been our Chief Strategy Officer and Executive Vice President since December 2000. From 1993 to 2000, Mr. Wiggins was employed by Merrill Lynch & Co. in the Corporate and Institutional Client Group where he was responsible for financing domestic and international infrastructure projects. Mr. Wiggins received a B.S. degree in engineering with high honors in 1985 and an M.S. degree in engineering in 1987, both from the University of Florida. In 1991, Mr. Wiggins received his M.B.A. degree with concentrations in management, strategy and marketing from the Kellogg Graduate School of Management at Northwestern University. Mr. Wiggins is a registered professional engineer.

          Brian McDougall has been our Chief Financial Officer and Executive Vice President since May 2001. From March 1996 to May 2001 Mr. McDougall held various positions, including Vice President of Financial Operations, Chief Information Officer, and Chief Financial Officer at Sage Best Software. Mr. McDougall’s focus at Sage Best was to build an efficient financial and systems operating environment that supported the company’s growth as well as change from private to public ownership leading ultimately to an acquisition in February 2000. Mr. McDougall received his B.A. degree in finance in 1984 and an M.B.A. in 1993 from the University of South Florida.

          John Grant has been our Executive Vice President and General Counsel since August 2001. From 2000 to 2001, Mr. Grant served as Executive Director of the Florida Office of Public Guardian, which is a part of the Executive Office of the Governor of the State of Florida. From 1989 to 2000, Mr. Grant worked as a partner in the Tampa, Florida law firm of Harris Barrett Mann & Dew. From 1986 to 2000, Mr. Grant served as a state senator in the Florida Senate, where he chaired the Senate committees on Commerce, Banking and Insurance, Education, and Judiciary. Mr. Grant also currently serves as an adjunct professor for the University of South Florida’s Department of Political Science. He has served on numerous public and private charitable and corporate boards and is currently a director of Insurance Management Solutions Group, Inc. Mr. Grant received a B.A. degree in Political Science in 1964 from the University of South Florida and an M.S. degree in Government in 1965 from Florida State University. He received a J.D. degree from Stetson University in 1968. Mr. Grant also holds an Honorary Doctor of Humane Letters from Trinity College of Florida and Florida Metropolitan University.

          Ricardo Salas has served as one of our directors since April 1995 and has been our Secretary since March 2001. Since January 2000, he has served as Chief Executive Officer of iLIANT Corporation, an information technology and outsourcing service firm in the health care industry. Since June 1997 he has been Vice President of J. Holdsworth Capital LTD, a private Investment Firm. From June 1999 to January 2000, Mr. Salas was a vice president of Medical Manager Corporation and from April 1994 to February 1997 he also served as vice president of National Medical Systems, Inc. Mr. Salas received a B.A. degree in Economics from Harvard College in 1986.

          Ted Bentley has served as one of our directors since October 1988, and he served as our Chief Financial Officer from 1988 to 1990. Since August 1999, Mr. Bentley has served as the Chief Financial Officer and as a board member of Bentley Simonson Inc., a independent oil and gas producer based in California. He has served as Trust Administrator of Bentley Trust since April 1986. Mr. Bentley also is currently the managing general partner for several real estate partnerships. Mr. Bentley is a graduate from California State University, Fullerton with a degree in Business Administration with a concentration in finance.

          Ken Barnett has served as one of our directors since November 2000. Since August 2000 he has served as President and co-founder of Synapse Capital, LLC, which is engaged in venture capital investing and private wealth management. From July 1996 to July 2000, he served as Treasurer of Kingston Technology Corporation, where he was responsible for contracts, bank relations, and insurance. Mr. Barnett received an M.B.A. degree in Finance and an Advanced Professional Certificate in Accounting from NYU Graduate School of Business (Stern), and a B.A. and an M.A. in History from Rutgers College.

          Jack Chitayat has served as one of our directors since April 1995. Mr. Chitayat was a founder and Managing Director of Atlantic Holding Company, S.A., a company specializing in the principal investment, acquisition, syndication and management of over 1.5 million square feet of US commercial real estate since April 1991. Additionally, Mr. Chitayat is Vice President of J. Holdsworth Capital Ltd., a private investment and management group engaged in the acquisition and subsequent operation of middle market manufacturing, distribution, and service businesses, as well as venture-backed start-ups since January 1987. Mr. Chitayat has a B.A. degree in economics and international relations from Tufts University.

          Shekhar Chitnis has served as one our directors since September 1998. Mr. Chitnis previously served as our Chief Operating Officer from September 1997 to November 15, 2001. From October to July 1993, Mr. Chitnis was employed by Ford Motor Company (USA) in Product Development and Program Management. From August 1993 through August 1997, he was the Director of Marketing and Product Development of Ford Motor Company of Japan. Mr. Chitnis received a B.S. degree in electrical and mechanical engineering from the University of Bhopal (India) in 1980 and an M.B.A. degree in marketing and finance from the University of Chicago in 1985.

          Tjoa Thian Song has served as one of our directors since 1996. Mr. Tjoa since 1995 has been the Executive Director of Greatland Company Pte. Ltd., a Singapore-based distributor and manufacturer of tobacco products. Since 1972, Greatland Company has been the international distributor for P.T. Gudang Garam, an Indonesian cigarette manufacturer listed on the Jakarta Stock Exchange. Mr. Tjoa received his B.S. degree in Electrical Engineering from the University of Texas at Austin in 1986 and also received his M.B.A. degree in from the National University of Singapore.

Technology Advisory Board

          To assist us in our research and development efforts, we have assembled a Technology Advisory Board. The following individuals serve as members of our Technology Advisory Board, together with William Johnson, who serves also as our Vice Chairman of Technology. We believe that the members of our Technology Advisory Board are among the world’s leading materials scientists in the area of Metallurgy. Each of the members of our Technology Advisory Board have signed agreements with us under which the members have agreed to serve on the board through 2004 and have agreed to assign to us all technology and intellectual property arising in connection with their service on the board. The Technology Advisory Board is scheduled to meet semi-annually to discuss issues related to the advancement and application of our technology and the progress of our research and development programs, although the Technology Advisory Board may also be convened at other times on an as-needed basis.

          Neil Paton serves as the Chairman of our Technology Advisory Board and has been a consultant to us since August 2001. From 1990 to September 2001, Dr. Paton served as Vice President, Technology, for Howmet Corporation and President of Howmet Research Corporation, where he was responsible for development of new products, manufacturing processes, and materials for gas turbines. Dr. Paton also worked 20 years for Rockwell International, where he held various positions in materials development and advanced engineering. He has authored or co-authored over 80 technical publications and given more than 60 technical presentations based on his research. He also holds 15 patents. Dr. Paton was awarded a Titanium Metal Corporation of America Fellowship (1965 to 1968) and the Rockwell International Engineer of the Year Award (1976). He was a member of the Solid State Sciences Committee of the National Academy of Sciences (1974-1979). He has been a member of the Minerals, Metals and Materials Society, the American Institute of Mining Metallurgical and Petroleum Engineers, and ASM, a materials information society. He was elected Fellow ASM International in November 1992. He received his B.S. degree and M.S. degree in Mechanical Engineering from the University of Auckland, New Zealand, and his Ph.D. in Materials Science from the Massachusetts Institute of Technology.

          Michael Ashby has been a member of the Cambridge University Engineering Department since 1973 where he holds the post of Royal Society Research Professor. He received his Ph.D. and B.A. in Natural Sciences at the University of Cambridge and then joined the Institute for Metal Physics at the University of Göttingen, Germany from 1962 to 1965 and held the post of Professor of Applied Physics at

Harvard University from 1966 to 1973. He is a member of the Royal Society, the Royal Academy of Engineering and the U.S. National Academy of Engineering.

          Merton Flemings is a professor at the Massachusetts Institute of Technology since 1956. He is engaged in research in the broad field of solidification and solidification processing, including casting, composite materials, crystal growing, ingot solidification, rapid solidification, continuous casting, and semi-solid processing. His current work includes studies on semi-solid forming, spray casting, super cooling of metals, metal-matrix composites, and inclusion formation in steel. Professor Flemings is an Administrative Director of the Singapore-MIT Alliance. He received a Ph.D. in Metallurgy in 1954 and an M.S. in 1952 from MIT.

          William Nix is a Professor at Stanford University. Dr. Nix’s special interests are imperfections in crystalline solids and their relation to the mechanical properties of bulk and thin film materials. Current projects focus on the development of experimental techniques for the study of mechanical properties of interconnect thin films and on modeling the processes. He was awarded the ASM Gold Medal from ASM International in 1998 and the Educator Award from The Metallurgical Society in 1995. He received Ph.D. Materials Science in 1963, and M.S. in 1960 from Stanford University.

          Akihisa Inoue has been a Professor at the Institute for Materials Research at Tohoku University in Japan since 1990. Mr. Inoue earned his Bachelor of Engineering degree in Metallurgical Engineering from the Himeji Institute of Technology in 1970. He earned his Master of Engineering in Materials Science and his Doctor of Engineering in Materials Science from Tohoku University in 1972 and 1975 respectively. Mr. Inoue has received many honors and awards, among them the Japan Institute of Metals Best Paper Award eight times and the Japan Institute of Metals Engineering Development Award six times. In 2000, he was awarded the Japan Institute of Metals Distinguished Service Award and the ISI Citation Classic Award.

Board of Directors

          In accordance with our bylaws, our board of directors consists of between five and nine members as fixed by resolution of the board. Currently, our board of directors consists of nine members. Each member of our board of directors serves for a one-year term and until his or her successor is elected and qualified or upon earlier resignation or removal.

Committees of the Board of Directors

          An audit committee of our board of directors will be established immediately following the completion of this offering and will consist of independent directors. The audit committee will review and recommend outside auditors and compensation paid to outside auditors, review results and recommendations in each external audit, assist external auditors in connection with the preparation of financial statements, review the procedures we use to prepare financial statements and related management commentary, and meet periodically with management to review our major financial risk exposures.

          A compensation committee of our board of directors will also be established immediately following the completion of this offering and will consist of non-employee directors. The compensation committee will make all decisions regarding the compensation of executive officers and directors and the granting of stock options under our stock option plan.

Directors’ Compensation

          Our directors do not receive any cash compensation for service on our board of directors, but directors are reimbursed for expenses incurred in attending board meetings. No director who is an employee will receive separate compensation for services rendered as a director. Our directors are eligible to participate in our stock option plan.

Compensation Committee Interlocks

          Prior to this offering, we did not have a compensation committee. The board of directors made all decisions concerning executive compensation prior to this offering. None of our executive officers serves as a member of the board of directors or compensation committee of an entity that has an executive officer serving as a member of our board of directors.

Executive Compensation

          The following table sets forth certain information for the years ended December 31, 2000, 1999, and 1998 concerning compensation earned for service rendered to us in all capacities by our Chief Executive Officer and the other most highly compensated executive officers whose compensation, as such term is defined by the Commission, exceeded $100,000 for the year ended December 31, 2000.

          In accordance with the rules of the Commission, the compensation described in the table below does not include medical, group life insurance or other benefits which are available generally to all of our salaried employees and certain perquisites and other personal benefits received which do not exceed the lesser of $50,000 or 10% of any officer’s salary and bonus disclosed in the table below.

Summary Compensation Table

					Long-Term
	Annual Compensation				Compensation

				Other	Securities
				Annual	Underlying	All Other
Name and Principal Position	Year	Salary	Bonus	Compensation	Options	Compensation

James Kang(1)	2000	$116,477	—	—	—	—
Chief Executive Officer	1999	$116,441	—	—	—	—
	1998	$167,199	—	—	2,000,000	—
Shekhar Chitnis(2)	2000	$156,039	—	—	1,600,000	—
Chief Operating Officer	1999	$107,465	—	—	—	—
	1998	$133,304	—	—	—	—

(1)	As of June 28, 2001, James Kang became the Chairman of our board of directors and ceased to be our Chief Executive Officer.

(2)	As of Nov. 15, 2001, Mr. Chitnis no longer serves as an officer of the company. He continues to serve as one of our directors.

          The following table sets forth information with respect to grants of stock options during 2000 to the executive officers named in the Summary Compensation Table above.

Options Granted Last Year

Potential
Realizable Value
	Individual Grants					at Assumed
Annual Rates of
	Number of	Percentage of		Market Price		Stock Price
	Securities	Total Options		of Underlying		Appreciation for
	Underlying	Granted to	Exercise or	Security on		Option Term
	Options	Employees in	Base Price	Date of	Expiration
Name	Granted	2000	($/Share)	Grant	Date	5%	10%

James Kang	—	—	—	—	—	—	—
Shekhar Chitnis	1,600,000	19%	$.90	$.90	May 2005	$384,000	$880,000

          The following table sets forth information with respect to the aggregate stock option exercises by the executive officers named in the Summary Compensation Table during 2000 and the year-end value of unexercised options held by such executive officers:

Aggregate Option Exercises in Last Year and Year-End Values

					Value of Unexercised
			Number of Unexercised		in-the-Money Options
	Shares		Options at Year End		at Year End(1)
	Acquired on	Value
Name	Exercise	Realized	Exercisable	Unexercisable	Exercisable	Unexercisable

James Kang	—	—	4,200,000	1,800,000	$4,450,000	$1,550,000
Shekhar Chitnis	—	—	425,000	1,675,000	$425,000	$1,035,000

(1)	Based upon a value of $1.50 per share as of December 31, 2000.

Employment Agreements

          On May 1, 2001, we entered into an employment agreement with James Kang that provides for his employment as the Chairman of our board of directors. Mr. Kang’s employment agreement expires on May 1, 2006. His employment will terminate upon the earlier of his death, resignation, disability, or termination by the board of directors for any reason. Mr. Kang receives an annual base salary equal to $300,000 per year.

          Mr. Kang’s employment agreement contains provisions requiring him to protect the confidentiality of our proprietary and confidential information. Mr. Kang also is required to assign to us any invention developed by him during his employment. In addition, Mr. Kang is prohibited, during his employment with us and for two years after he is no longer employed by us, from soliciting any of our employees or competing with us in any manner. Pursuant to the agreement, Mr. Kang was issued options under our 1996 Stock Option Plan to purchase 8,000,000 shares of our common stock at an exercise price of $2.00 per share. The options expire on April 30, 2011 and vest at a rate of 33% for three years, with the first 33% vesting on May 1, 2002 and an additional 33% on May 1, 2003 and 2004.

          As of November 15, 2001, Shekhar Chitnis ceased to be an officer but continues to serve as a member of our board of directors. On November 15, 2001, we entered into a separation and consulting agreement with Mr. Chitnis. Under this agreement, Mr. Chitnis ceased to be an employee and officer of our company, and we agreed to continue paying Mr. Chitnis his $200,000 annual base salary through December 31, 2002. The agreement further provides that we will engage Mr. Chitnis as a consultant on an as-needed basis through December 31, 2004 and will pay him consulting fees of $50,000 per year from January 1, 2003 through December 31, 2005.

1996 Stock Option Plan

          Our 1996 Stock Option Plan provides for the grant of stock options to employees, directors, and consultants of our company and its affiliates. The purpose of the plan is to retain the services of existing employees, directors, and consultants; to secure and retain the services of new employees, directors, and consultants; and to provide incentives for such persons to exert maximum efforts for our success. The plan provides for the granting to employees of incentive stock options within the meaning of Section 422 of the Internal Revenue Code of 1986, as amended, and for the granting to employees and consultants of nonstatutory stock options. A total of 40,000,000 shares of our common stock may be granted under the plan.

          The plan is administered by our board of directors or a committee appointed by our board of directors. All members of such a committee must be “disinterested persons,” as defined in the plan. The administrator has the power to determine the terms of the options granted, including the exercise price, the number of shares subject to the option, and the vesting of the options thereof.

          The administrator establishes the option exercise price, which must be at least the fair market value of the common stock on the date of the grant or, in the case of incentive stock options, 110% of fair market value with respect to optionees who own at least 10% of the outstanding common stock. In the absence of a public market for our common stock, fair market value is determined in good faith by our board of directors. If our common stock is listed on an established stock exchange or the Nasdaq National Market System, fair market value is the closing sales price on the last market trading day prior to the date of grant. If closing sales prices are not reported or our common stock is listed on a Nasdaq system (other than the National Market System), the fair market value is the mean between the bid and asked prices on the last market trading day prior to the date of grant.

          Options granted under the plan are generally not transferable by the optionee except by will or the laws of descent and distribution, and each option is exercisable, during the lifetime of the optionee, only by the optionee. Options generally must be exercised within 90 days after the optionee’s termination for cause, three months following the end of the optionee’s status as an employee or consultant, other than for cause or for death or disability, or within six months after the optionee’s termination by disability or twelve months following the optionee’s termination by death. However, in no event may an option be exercised later than the earlier of the expiration of the term of the option or ten years from the date of the grant of the option or, where an optionee owns stock representing more than 10% of the voting power, five years from the date of the grant of the option in the case of incentive stock options.

          Any incentive stock options granted to an optionee which, when combined with all other incentive stock options becoming exercisable for the first time in any calendar year that are held by that person, would have an aggregate fair market value in excess of $100,000, shall automatically be treated as nonstatutory stock options.

          The plan may be amended, altered, suspended or terminated by our board of directors at any time, but no such amendment, alteration, suspension or termination may adversely affect the terms of any option previously granted without the consent of the affected optionee. Unless terminated sooner, the plan will terminate automatically in July 2006.

          As of September 30, 2001, options to purchase 9,658,667 shares of common stock were outstanding and exercisable at a weighted average price of $1.21 per share. As of September 30, 2001, 22,927,680 shares had been issued upon exercise of options under the plan and 18,285,000 shares were available for future option grants.

401(k) Savings Plan

          We have adopted a tax-qualified employee savings and retirement plan, or 401(k) plan, that covers all of our employees. Pursuant to our 401(k) plan, participants may elect to reduce their current compensation, on a pre-tax basis, by up to 15% of their taxable compensation or of the statutorily prescribed annual limit, whichever is lower, and have the amount of the reduction contributed to the 401(k) plan. The 401(k) plan permits us, in our sole discretion, to make additional employer contributions to the 401(k) plan. However, we do not currently make employer contributions to the 401(k) plan and may not do so in the future. As such, contributions by employees or by us to the 401(k) plan, and the income earned on plan contributions, are not taxable to employees until withdrawn from the 401(k) plan, and we can deduct our contributions, if any, at the time they are made.

Indemnification of Directors and Executive Officers and Limitation of Liability

          As allowed by the California Corporations Code, we have adopted provisions in our articles of incorporation and bylaws that provide that the liability of directors of the company for monetary damages shall be eliminated to the fullest extent permissible under California law. Furthermore, our articles of incorporation provide that we are authorized to provide indemnification of agents (including directors and executive officers) through bylaw provisions, agreements, approval of shareholders or disinterested directors, or otherwise, in excess of the indemnification otherwise permitted by Section 317 of the California Corporations Code, subject only to the applicable limits set forth in Section 204 of the

California Corporations Code with respect to actions for breach of duty to the company and its shareholders. Our bylaws provide that agents of the company shall be indemnified against expenses actually and reasonably incurred by them in connection with the successful defense on the merits in any proceeding that they are a party to by reason of the fact that they were agents of the corporation, but only if they acted in good faith, in a manner that they believed to be in the best interests of the corporation, and with such care as a reasonably prudent person in a like position would use under similar circumstances.

      If an agent is not successful on the merits in any such proceeding, then the corporation will only indemnify the agent if it is determined that the agent has satisfied the foregoing standard of conduct, and such determination is made by:

•	a majority vote of a quorum of directors who are not parties to the proceeding,

•	approval by the affirmative vote of the majority of the company’s shares entitled to vote of a duly held meeting at which a quorum is present or by written consent of the holders of a majority of shares entitled to vote, or

•	the court in which the proceeding was pending.

          However, our bylaws provide that, in the case of an action by or in the right of the company, no indemnification will be permitted:

•	if the agent is adjudged to be liable in the performance of the agent’s duty to the company, unless and only to the extent that the court determines that, in view of all the circumstances of the case, the agent is fairly and reasonably entitled to indemnity for the expenses which the court shall determine,

•	for amounts paid in settling or otherwise disposing of a threatened or pending action, with or without court approval, and

•	for expenses incurred in defending a threatened or pending action that is settled or otherwise disposed of with or without court approval.

          Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to our directors or officers pursuant to the foregoing provisions, or otherwise, we have been advised that in the opinion of the Commission, this indemnification is against public policy as expressed in the Securities Act of 1933, and is therefore unenforceable. In the event that a claim for indemnification for these liabilities, other than the payment by the company of expenses incurred or paid by a director or officer in the successful defense of any action, suit or proceeding, is asserted by a director or officer, we will, unless in the opinion of our legal counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question as to whether this indemnification is against public policy as expressed in the Securities Act of 1933 and will be governed by the final adjudication of the issue.

          There is no pending litigation or proceeding involving any of our directors, officers, employees or other agents as to which indemnification is being sought, nor are we aware of any pending or threatened litigation that may result in claims for indemnification by any director, officer, employee or other agent.

CERTAIN TRANSACTIONS

          As of November 16, 2001, we owed $1.4 million plus accrued interest of $98,518 to John Kang and Rick Salas under a subordinated, unsecured promissory note that is due on December 31, 2002. John Kang is our chief executive officer, president, and a director, and Rick Salas is our secretary and a director. This note bears interest at 8.5% per annum, with interest being payable at maturity. The note may be prepaid by our company only with the written consent of Mr. Kang and Mr. Salas. In connection with the issuance of this note, we issued to Mr. Kang and Mr. Salas a warrant to purchase shares of our common stock. The number of shares issuable under this warrant is equal to the original principal amount of the note ($1.5 million) divided by the per share exercise price of the warrant, which is $1.50. This warrant expires on December 31, 2005, and as of September 30, 2001, no portion of this warrant has been exercised.

          In March 2001, we issued 4,012,510 shares of our common stock to Mr. Kang and Mr. Salas as a result of the conversion by Mr. Kang and Mr. Salas of a separate $2.0 million convertible subordinated promissory note held by them jointly. This note provided for conversion at a value of $0.50 per share.

          As of November 16, 2001, we owed $1.5 million plus accrued interest of $100,487 to Tjoa Thian Song, a director of our company, under a subordinated, unsecured promissory note that is due on December 31, 2002. The amount outstanding under the note bears interest, payable at maturity, at 8.5% per annum. This note may be prepaid with the written consent of Mr. Tjoa. In connection with the issuance of this note, we issued to Mr. Tjoa a warrant to purchase shares of our common stock. The number of shares issuable under this warrant is equal to the original principal amount of the note ($1.5 million) divided by the per share exercise price of the warrant, which is $1.50. This warrant expires on December 31, 2005, and as of September 30, 2001, no portion of this warrant has been exercised.

          As of November 16, 2001, we also owed $0.5 million plus accrued interest of $62,774 to Mr. Tjoa under a separate subordinated, unsecured promissory note that is due on March 15, 2002. This note bears interest at 7.5% per annum, with interest being payable upon the maturity of the note. This note may be prepaid with the written consent of Mr. Tjoa.

          On November 15, 2001, we borrowed $1.0 million from Mr. Tjoa and issued to Mr. Tjoa a subordinated, unsecured promissory note in the principal amount of $1.0 million. This note bears interest, payable at maturity, of 8.0% per annum. The note becomes due on December 31, 2002, or, if earlier, upon the closing of an initial underwritten public offering or a significant funding transaction. This note may be prepaid by us at any time without penalty.

          On January 31, 2001, we issued 666,670 shares of our common stock to Synapse Fund I, LLC. These shares were issued in exchange for the transfer to our company of a $1.0 million promissory note previously issued by our Liquidmetal Golf subsidiary to Synapse Fund I. Also on January 31, 2001, we issued 666,670 shares of our common stock to Synapse Fund II, LLC. These shares were issued in exchange for the transfer to our company of a separate $1.0 million promissory note previously issued by our Liquidmetal Golf subsidiary to Synapse Fund II. Ken Barnett, a member of our board of directors, is the director of both Synapse Fund I and Synapse Fund II.

          On September 1, 2001, we entered into an amended and restated license agreement with Caltech. William Johnson, Ph.D., the Vice Chairman of our board of directors, is a professor at Caltech, and substantially all of the amorphous alloy technology licensed to us under the Caltech license agreement was developed in Professor Johnson’s Caltech laboratory. Under the Caltech license agreement, we have a fully paid, exclusive license to make, use, and sell products from inventions, proprietary information, know-how, and other rights relating to amorphous alloys owned by Caltech and existing as of September 1, 2001. The license agreement also gives us the exclusive right to make, use, and sell products derived from substantially all amorphous alloy technology developed in Professor Johnson’s Caltech laboratory during the period September 1, 2001 through August 31, 2005. We paid Caltech a one-time fee of $150,000 in connection with this agreement. In May 2000, we issued 300,000 shares of our common stock to Caltech pursuant to a prior license agreement.

          On December 31, 2000, we entered into an employment agreement with John Kang, who is our Chief Executive Officer and who serves as one of our directors. The employment agreement provides that John Kang will be employed as our president and chief executive officer for a term that expires on December 31, 2005. Under this employment agreement, John Kang is paid a base salary of $200,000 per year.

          On May 1, 2001, we entered into an employment agreement with James Kang under which he serves as the Chairman of our board of directors. The employment agreement provides for an annual base salary of $300,000 per year, and the agreement expires on April 30, 2005. For more information regarding James Kang’s employment agreement, see “Management — Employment Agreements.”

          On October 1, 2001, we entered into an employment agreement with William Johnson, Ph.D., a member of our board of directors. The employment agreement provides that Professor Johnson will be employed as our Vice Chairman of Technology for a term that expires on September 30, 2003. Under this employment agreement, Professor Johnson is paid a base salary of $300,000 per year.

          On November 15, 2001 we entered into a separation and consulting agreement with Shekhar Chitnis, a member of our board of directors and a former executive officer. Under this agreement, Mr Chitnis ceased to be an employee and officer of our company, and we agreed to pay Mr. Chitnis a $200,000 annual base salary through December 31, 2002. The agreement further provides that we will engage Mr. Chitnis as a consultant on an as-needed basis through December 31, 2004 and will pay him consulting fees of $50,000 per year from January 1, 2003 through December 31, 2005.

PRINCIPAL SHAREHOLDERS

          The following table sets forth information regarding the beneficial ownership of our common stock as of November 16, 2001 by:

•	each person that beneficially owns more than 5% of our outstanding common stock,

•	each of our directors and executive officers identified in the Summary Compensation Table, and

•	all directors and executive officers as a group.

          Unless otherwise indicated, each of the shareholders has sole voting and investment power with respect to the shares beneficially owned, subject to applicable community property laws. Unless otherwise noted in the footnotes, the address for each principal shareholder is c/o Liquidmetal Technologies, 25800 Commercentre Dr., Suite 100, Lake Forest, California 92630.

          As of November 16, 2001, there were 184 holders of record of our common stock. For purposes of calculating amounts beneficially owned by a shareholder before the offering, the number of shares deemed outstanding includes 119,264,905 shares of common stock outstanding as of November 16, 2001 as adjusted to give effect to the conversion of all outstanding shares of our preferred stock, and options and warrants currently exercisable or exercisable within 60 days of the date of this prospectus held by the shareholder in question but not any other shareholder. The percentage of beneficial ownership after this offering is based on 119,264,905 shares deemed outstanding as of November 16, 2001, and an assumed           shares outstanding after this offering.

          For purposes of calculating the percentage beneficially owned after the offering, the number of shares deemed outstanding includes all shares deemed to be outstanding before the offering and shares being sold in this offering, assuming no exercise of the underwriters’ overallotment option.

		Percent of Common Stock
	Number of Shares of	Beneficially Owned
	Common Stock
Beneficial Owner	Beneficially Owned	Before Offering	After Offering

ATI Holdings, LLC	50,798,040	42.6%
John Kang(1)	60,660,940	50.9%
James Kang(2)	2,923,620	2.5%
William Johnson(3)	3,985,000	3.3%
Ricardo A. Salas(4)	4,562,265	3.8%
Shekhar Chitnis(5)	2,280,370	1.9%
Ted Bentley(6)	5,775,000	4.8%
Ken Barnett(7)	3,555,560	3.0%
Jack Chitayat(8)	1,721,100	1.4%
Tjoa Thian Song(9)	12,854,660	10.8%
All directors and executive officers as a group (12 persons)	98,918,515	82.9%

*	Less than 1.0%

(1)	Includes:

(a)	50,798,040 shares held of record by ATI Holdings, LLC. Mr. Kang has the power to direct the voting and disposition of such shares as the sole manager of J. Holdsworth Capital Management, LLC, which is the sole manager of ATI Holdings, LLC;

(b)	150,000 shares held of record by Cook Street, LLC. Mr. Kang has the sole power to direct the voting and disposition of such shares as the sole manager of Cook Street, LLC;

(c)	1,500,000 shares held of record by J. Holdsworth Capital, Ltd. Mr. Kang is the president and a 25% shareholder of J. Holdsworth Capital, Ltd.;

(d)	1,000,000 shares issuable pursuant to a warrant held jointly by Mr. Kang and Ricardo Salas that is currently exercisable; and

(e)	5,000,000 shares issuable pursuant to options under the company’s stock option plan that are currently exercisable or that are exercisable within sixty days.

(2)	Includes 1,050,000 shares issuable pursuant to options under the company’s stock option plan that are currently exercisable or that are exercisable within sixty days. Also includes 3,000 shares held by James Kang’s minor children.

(3)	Includes 400,000 shares issuable pursuant to options under the company’s stock option plan that are currently exercisable or that are exercisable within sixty days.

(4)	Includes 1,500,000 shares held of record by J. Holdsworth Capital, Ltd., in which Mr. Salas is a 25% shareholder. Also includes 1,000,000 shares issuable pursuant to a warrant held jointly by Mr. Salas and John Kang that is currently exercisable.

(5)	Includes 35,827 shares held by Mr. Chitnis’ minor children. Also includes 1,067,200 shares issuable to Mr. Chitnis pursuant to stock options that are currently exercisable or that are exercisable within sixty days.

(6)	Includes 4,465,000 shares held by a revocable trust.

(7)	All of these shares are held of record by Synapse Fund I, LLC and Synapse Fund II, LLC. Mr. Barnett is the president of Synapse Capital, LLC, which is the sole manager of both of these funds.

(8)	Includes 1,500,000 shares held of record by J. Holdsworth Capital, Ltd., in which Mr. Chitayat is a 25% shareholder.

(9)	Includes 800,000 shares issuable pursuant to options under the company’s stock option plan that are currently exercisable or that are exercisable within sixty days. Also, includes 1,000,000 shares issuable pursuant under a currently exercisable warrant.

DESCRIPTION OF CAPITAL STOCK

General

          We are authorized to issue up to 200,000,000 shares of common stock, no par value, of which approximately 108,431,480 shares were issued and outstanding as of November 16, 2001. We are also authorized to issue up to 10,000,000 shares of preferred stock, no par value, of which 1,416,225 shares designated as Series A convertible preferred stock were issued and outstanding as of November 16, 2001.

Common Stock

          Holders of our common stock are entitled to one vote per share on all matters to be voted upon by shareholders. In accordance with California law, the affirmative vote of a majority of the shares represented and voting at a duly held meeting at which a quorum is present (which shares voting affirmatively also constitute at least a majority of the required quorum) shall be the act of the shareholders. However, upon a shareholder giving notice prior to the voting as required by law, shareholders may cumulate their votes in the election of directors. This means that the shareholders would be entitled to a number of votes equal to the number of their shares multiplied by the number of directors to be elected. A shareholder would then be entitled to cast all of the shareholder’s votes for any director or for any two or more directors as the shareholder would choose.

          Shares of our common stock have no preemptive rights, no redemption or sinking fund provisions, and are not liable for further call or assessment. The holders of such common stock are entitled to receive dividends when and as declared by our board of directors out of funds legally available for dividends. Our board of directors has never declared or paid any cash dividends, and our board of directors does not currently anticipate paying any cash dividends in the foreseeable future.

          Upon a liquidation of our company, our creditors and any holders of our preferred stock with preferential liquidation rights will be paid before any distribution to holders of common stock. The holders of common stock would be entitled to receive a pro rata distribution per share of any excess amount. The rights, preferences and privileges of holders of common stock are subject to, and may be adversely affected by, the rights of the holders of shares of any series of preferred stock which we may designate and issue in the future.

Preferred Stock

          Our articles of incorporation empower our board of directors to issue up to 10,000,000 shares of preferred stock from time to time in one or more series. Our board also may fix the rights, preferences, privileges, and restrictions of those shares, including dividend rights, conversion rights, voting rights, redemption rights, terms of sinking funds, liquidation preferences, and the number of shares constituting any series or the designation of the series. Any preferred stock terms selected by our board of directors could decrease the amount of earnings and assets available for distribution to holders of our common stock or adversely affect the rights and power, including voting rights, of the holders of our common stock without any further vote or action by the shareholders. The rights of holders of our common stock will be subject to, and may be adversely affected by, the rights of the holders of any preferred stock that may be issued by us in the future. The issuance of preferred stock could also have the effect of delaying or preventing a change in control of our company or make removal of management more difficult.

          As of November 16, 2001, 1,416,225 shares of preferred stock were outstanding. All of these shares are designated as Series A convertible preferred stock. The holders of our Series A convertible preferred stock are entitled to one vote per share and vote together with the common stock as a single class on all matters to be voted upon by the shareholders, except for matters on which California law entitles the holders of preferred stock to vote as a separate class and except for any amendment to our articles of incorporation that materially and adversely changes the rights of the holders of Series A convertible preferred stock. The holders of our Series A convertible preferred stock are entitled to dividends whenever dividends are declared on our common stock, in which case the holders of Series A convertible preferred stock will participate equally, share for share, in the dividend with the common stock. Upon the dissolution, liquidation, or winding up of the company, the holders of Series A convertible preferred stock will be entitled to receive, before any payment or distribution to the common stock, a preferred distribution of $4.00 per share. The holders of Series A convertible preferred stock are also entitled to anti-dilution rights in the event that we issue additional shares of common stock at less than $4.00 per share. Each share of Series A convertible preferred stock is convertible into a share of common stock at any time at the option of the holder. If the per share offering price in this offering is at least $8.00 per share, however, all shares of Series A convertible preferred stock will convert automatically into common stock upon the consummation of this offering, and no shares of preferred stock will remain outstanding.

Warrants and Special Options

          On February 21, 2001, we issued a warrant to purchase shares of our common stock jointly to John Kang and Ricardo Salas. This warrant was issued in connection with the issuance to Mr. Kang and Mr. Salas of a $1,500,000 subordinated, unsecured promissory note that is due on December 31, 2002. One million shares are issuable under this warrant at an exercise price of $1.50 per share. This warrant expires on December 31, 2005, and as of September 30, 2001, no portion of this warrant has been exercised.

          On February 21, 2001, we issued a warrant to purchase shares of our common stock to Tjoa Thian Song. This warrant was issued in connection with the issuance to Mr. Tjoa of a $1,500,000 subordinated, unsecured promissory note that is due on December 31, 2002. One million shares are issuable under this warrant at an exercise price equal to $1.50 per share. This warrant expires on December 31, 2005, and as of September 30, 2001, no portion of this warrant has been exercised.

          On January 1, 2001, we granted Paul Azinger a non-qualified stock option to purchase up to 3,166,666.60 shares of our common stock at an exercise price of $0.375 per share. This option was granted to Mr. Azinger in consideration of Mr. Azinger entering into an endorsement agreement with our Liquidmetal Golf subsidiary. Under the option agreement, Mr. Azinger’s option vests as to 500,000 shares on December 31, 2001 and 666,666.60 shares on each of December 31, 2002, 2003, 2004, and 2005. This option expires on December 31, 2010 or the fifth anniversary of the date on which Mr. Azinger’s endorsement agreement terminates, whichever occurs first. The option agreement provides that if Liquidmetal Golf terminates the endorsement agreement prior to December 31, 2002, then the option will become immediately vested as to 1,166,666.6 shares, and the unvested portion of the option will immediately terminate.

Registration Rights

          Following this offering, two shareholders holding a total of 568,825 outstanding shares of our common stock will have piggyback registration rights with respect to these shares. In the event that we propose to register additional shares of common stock under the Securities Act of 1933 for our own account, these shareholders are entitled to receive notice of that registration and to include their shares in the registration, subject to limitations described in the agreements granting these rights. These registration rights will not apply to certain registrations, such as the registration of securities issued under employee benefit plans and a registration incident to a corporate merger or reorganization. In addition, each shareholder holding these rights may only exercise them with respect to two registrations. These registration rights expire on the third anniversary of our initial public offering or, if earlier, on the date on which the holders can sell all of their registrable securities under Rule 144 under the Securities Act of 1933 during any three-month period.

          Additionally, Paul Azinger will have piggyback registration rights with respect to any shares of common stock that Mr. Azinger receives upon the exercise of his stock option. Mr. Azinger’s stock option agreement provides that, if we propose to register additional shares of common stock under the Securities Act of 1933, whether for our own account or the account of another shareholder, Mr. Azinger is entitled to receive notice of that registration and to include his shares in the registration, subject to limitations described in his stock option agreement. These registration rights will not apply to a registration of securities issued under an employee benefit plan or a registration incident to a corporate merger or reorganization. These registration rights expire on the date on which Mr. Azinger can sell all of his registrable securities under Rule 144 under the Securities Act of 1933 without any volume limitations.

          All registration rights are subject to conditions and limitations, among them the right of the underwriters of any offering to limit the number of shares of common stock held by these security holders to be included in the registration. We are generally required to bear all of the expenses of all registrations, except underwriting discounts and selling commissions. Registration of the shares of common stock held by security holders with registration rights would result in these shares becoming freely tradeable without restriction under the Securities Act of 1933 immediately upon effectiveness of this registration.

Anti-Takeover Effect

          California Law Section 1203 of the California Corporations Code includes provisions that may have the effect of deterring hostile takeovers or delaying or preventing changes in control or management of our company. First, if an “interested person” makes an offer to purchase the shares of some or all of our existing shareholders, we must obtain an affirmative opinion in writing as to the fairness of the offering price prior to completing the transaction. California law considers a person to be an “interested person” if the person directly or indirectly controls our company, if the person is directly or indirectly controlled by one of the our officers or directors, or if the person is an entity in which one of our officers or directors holds a material financial interest. If after receiving an offer from such an “interested person”, we receive a subsequent offer from a neutral third party, then we must notify our shareholders of this offer and afford each of them the opportunity to withdraw their consent to the “interested person” offer. Section 1203 and other provisions of the California Corporations Code could make it more difficult for a third party to acquire a majority of our outstanding voting stock by discouraging a hostile bid, or delaying, preventing or deterring a merger, acquisition or tender offer in which our shareholders could receive a premium for their shares, or effect a proxy contest for control of the company or other changes in our management.

          Articles of Incorporation and Bylaw Provisions. Our articles of Incorporation authorize our board of directors, without shareholder approval, to issue up to 10,000,000 shares of “blank check” preferred stock. In addition, our bylaws limit the ability of our shareholders to call a special meeting of the shareholders. These and other provisions contained in our articles of incorporation and bylaws could delay or discourage transactions involving an actual or potential change in control of us or our management, including transactions in which shareholders might otherwise receive a premium for their shares over their current prices. Such provisions could also limit the ability of shareholders to remove current management or approve transactions that shareholders may deem to be in their best interests and could adversely affect the price of our common stock.

Transfer Agent and Registrar

          The transfer agent and registrar for our common stock is American Stock Transfer & Trust Co.

SHARES ELIGIBLE FOR FUTURE SALE

          Prior to this offering there has been no public market for our common stock. Future sales of substantial amounts of our common stock in the public market could adversely affect the market price of our common stock. Furthermore, since only a limited number of shares will be available for sale shortly after this offering because of certain contractual and legal restrictions on resale, sales of substantial amounts of our common stock in the public market after the restrictions lapse could adversely affect the market price of our common stock and our ability to raise capital in the future.

          Upon completion of this offering, we will have outstanding            shares of common stock, assuming no exercise of the underwriters’ overallotment option and no exercise of outstanding options or warrants, based on shares outstanding as of                     , 2001. Of these shares, the                      shares of our common stock sold in this offering will be freely tradable, unless shares are purchased by an existing “affiliate.” Our affiliates are people or entities that directly or indirectly control our company, are controlled by our company, or are under common control with our company. For instance, our directors, executive officers and principal shareholders are deemed to control our company, and thus are affiliates.

          The remaining                     outstanding shares of common stock will be “restricted” securities within the meaning of Rule 144 under the Securities Act of 1933, as amended, and may not be sold in the absence of registration under the securities laws unless an exemption from registration is available.

          One of those exemptions is Rule 144. In general, Rule 144 as currently in effect, allows a shareholder (including an affiliate) who has beneficially owned restricted shares for at least one year to sell within any three-month period a number of shares which do not exceed the greater of (1) 1% of our then outstanding shares of common stock, approximately                      shares immediately after this offering, or (2) the average weekly trading volume of our common stock during the four calendar weeks preceding the date on which notice of the sale is filed with the Commission. Sales under Rule 144 also must be sold through brokers or “market makers,” and there must be current public information about the company available. Shares properly sold in reliance on Rule 144 to persons who are not affiliates become freely tradable without restriction or registration under the securities laws. The Rule 144 restrictions are not applicable to a person who has beneficially owned shares for at least two years (including “tacked on” holding periods) and who is not an affiliate of the company.

          Another exemption is Rule 701. Subject to certain limitations on the aggregate offering price of a transaction and other conditions, Rule 701 may be relied upon by shareholders with respect to the resale of securities originally purchased by employees, directors, officers and consultants under stock options issued under our stock option plan. To be eligible for resale under Rule 701, shares must have been issued pursuant to written compensatory benefit plans or written contracts relating to the compensation of such persons. In addition, the Commission has indicated that Rule 701 will apply to typical stock options granted by an issuer before it becomes subject to the reporting requirements of the Securities Exchange Act of 1934, including exercises after the date of this offering. Securities issued in reliance on Rule 701 are restricted securities. Subject to the contractual restrictions described below, securities may be sold under Rule 701 by affiliates beginning 90 days after the date of this prospectus if they comply with Rule 144, other than the holding period requirement.

          All of the executive officers and directors and some shareholders and option holders have signed lock-up agreements in favor of the underwriters which prohibit them from selling or otherwise disposing of any shares of our common stock or securities convertible into shares of our common stock for a period of 180 days after the date of this prospectus. Transfers or dispositions can be made sooner with the prior written consent of Merrill Lynch. However, Merrill Lynch currently has no plans to release any portion of the securities subject to these lock-up agreements.

          Following this offering, we intend to file registration statements covering approximately                      shares of our common stock issued pursuant to the exercise of stock options issued under our stock option plan. Accordingly, shares to be registered in this manner will be available for sale in the open market, except to the extent the shares are subject to vesting restrictions or the lock-up agreements. Affiliates will still be required to comply with Rule 144.

          As a result of Rule 144, Rule 701, the lock-up agreements and our intention to file registration statements covering shares of common stock subject to outstanding stock options under our stock option plan, approximately                      shares will be eligible for sale in the public market during the 180 days after the date of this prospectus. In addition, approximately                      shares will become eligible for sale in the public market upon expiration of the lock-up agreements 180 days after the date of this prospectus.

UNDERWRITING

          Merrill Lynch, Pierce, Fenner & Smith Incorporated and             are acting as representatives of the underwriters named below. Subject to the terms and conditions described in a purchase agreement between us and the underwriters, we have agreed to sell to the underwriters, and the underwriters severally and not jointly have agreed to purchase from us, the number of shares listed opposite their names below.

Number
Underwriter	of Shares

Merrill Lynch, Pierce, Fenner & Smith
Incorporated

Total

          Subject to the terms and conditions in the purchase agreement, the underwriters have agreed to purchase all the shares of our common stock being sold pursuant to the purchase agreement if any of these shares of our common stock are purchased. If an underwriter defaults, the purchase agreement provides that the purchase commitments of the nondefaulting underwriters may be increased or the purchase agreement may be terminated.

          We have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act of 1933, or to contribute to payments the underwriters may be required to make in respect of those liabilities.

          The underwriters are offering the shares of our common stock, subject to prior sale, when, as and if issued to and accepted by them, subject to approval of legal matters by their counsel, including the validity of the shares, and other conditions contained in the purchase agreement, such as the receipt by the underwriters of officers’ certificates and legal opinions. The underwriters reserve the right to withdraw, cancel or modify offers to the public and to reject orders in whole or in part.

Commissions and Discounts

          The representatives have advised us that the underwriters propose initially to offer the shares of our common stock to the public at the initial public offering price on the cover page of this prospectus and to dealers at that price less a concession not in excess of $          per share. The underwriters may allow, and the dealers may reallow, a discount not in excess of $          per share to other dealers. After the initial public offering, the offering price, concession and discount may be changed.

          The following table shows the public offering price, underwriting discount to be paid by us to the underwriters and the proceeds, before expenses, to us. This information assumes either no exercise or full exercise by the underwriters of their overallotment options.

	Per Share	Without Option	With Option

Public offering price	$	$	$
Underwriting discount	$	$	$
Proceeds, before expenses, to Liquidmetal Technologies	$	$	$

          The expenses of this offering, not including the underwriting discount, are estimated at $                    and are payable by us.

Overallotment Option

          We have granted an option to the underwriters to purchase up to      additional shares of our common stock at the initial public offering price less the underwriting discount. The underwriters may exercise this option for 30 days from the date of this prospectus solely to cover any overallotments. If the underwriters exercise this option, each underwriter will be obligated, subject to conditions contained in the purchase agreement, to purchase a number of additional shares of our common stock proportionate to that underwriter’s initial amount reflected in the above table.

Reserved Shares

          At our request, the underwriters have reserved for sale, at the initial public offering price, up to                      shares of our common stock offered hereby to be sold as part of the underwritten offering to certain individuals and entities designated by us. We have reserved shares for certain of our friends and certain individuals and entities with which we have a business relationship. If these individuals and entities purchase reserved shares, this will reduce the number of shares available for sale to the general public. Any reserved shares that are not orally confirmed for purchase within one day of the pricing of this offering will be offered by the underwriters to the general public on the same terms as the other shares offered by this prospectus.

No Sales of Similar Securities

          We, our executive officers and directors and certain shareholders have agreed not to sell or transfer any shares of our common stock for 180 days after the date of this prospectus without first obtaining the written consent of Merrill Lynch. Specifically, we and these other individuals have agreed not to directly or indirectly:

•	offer, pledge, sell or contract to sell any shares of our common stock;

•	sell any option or contract to purchase any shares of our common stock;

•	purchase any option or contract to sell any shares of our common stock;

•	grant any option, right or warrant for the sale of any shares of our common stock;

•	lend or otherwise dispose of or transfer any shares of our common stock;

•	request or demand that we file a registration statement related to any shares of our common stock; or

•	enter into any swap or other agreement that transfers, in whole or in part, the economic consequences of ownership of any common stock whether any such swap or transaction is to be settled by delivery of shares or other securities, in cash or otherwise.

          This lock-up provision applies to shares of our common stock and to securities convertible into, or exchangeable or exercisable for, or repayable with, shares of our common stock. It also applies to shares of our common stock owned now or acquired later by the person executing the agreement or for which the person executing the agreement later acquires the power of disposition.

          Before this offering, there has been no public market for our common stock. The initial public offering price will be determined through negotiations between us and Merrill Lynch. In addition to prevailing market conditions, the factors to be considered in determining the initial public offering price are:

•	the valuation multiples of publicly traded companies that the representatives believe to be comparable to us;

•	our financial information;

•	the history of, and the prospects for, our company and the industry in which we compete;

•	an assessment of our management, its past and present operation, and the prospects for, and timing of, our future revenues;

•	the present state of our development; and

•	the above factors in relation to market values and various valuation measures of other companies engaged in activities similar to ours.

          An active trading market for the shares of our common stock may not develop. It is possible that after this offering the shares will not trade in the public market at or above the initial public offering price.

          The underwriters do not expect to sell more than 5% of the shares of our common stock in the aggregate to accounts over which they exercise discretionary authority.

Electronic Distribution

          Merrill Lynch will be facilitating Internet distribution for this offering to certain of its Internet subscription customers. Merrill Lynch intends to allocate a limited number of shares for sale to its online brokerage customers. An electronic prospectus is available on the Internet Web site maintained by Merrill Lynch. Other than the prospectus in electronic format, the information on the Merrill Lynch Web site is not a part of this prospectus.

Quotation in the Nasdaq National Market

          Application has been made for quotation of the shares on the Nasdaq National Market under the symbol “LQMT.”

Price Stabilization, Short Positions and Penalty Bids

          Until the distribution of the shares of our common stock is completed, rules of the Securities and Exchange Commission may limit underwriters and selling group members from bidding for and purchasing our common stock. However, the representatives may engage in transactions that stabilize the price of the common stock, such as bids or purchases to peg, fix or maintain that price.

          In connection with the offering, the underwriters may make short sales of our common stock. Short sales involve the sale by the underwriters at the time of the offering of a greater number of shares than they are required to purchase in the offering. Covered short sales are sales made in an amount not greater than the overallotment option. The underwriters may close out any covered short position by either exercising their overallotment option or purchasing shares in the open market. In determining the source of shares to close out the covered short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the public offering price at which they may purchase the shares through the overallotment option.

          Naked short sales are sales in excess of the overallotment option. The underwriters must close out any naked short position by purchasing shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the shares in the open market after pricing that could adversely affect investors who purchase in the offering.

          Similar to other purchase transactions, the purchases by the underwriters to cover syndicate short positions may have the effect of raising or maintaining the market price of the common stock or preventing or retarding a decline in the market price of the common stock. As a result, the price of our common stock may be higher than it would otherwise be in the absence of these transactions.

          The representatives may also impose a penalty bid on underwriters and selling group members. This means that if the representatives purchase shares of our common stock in the open market to reduce an underwriter’s short position or to stabilize the purchase of such shares, they may reclaim the amount of the selling commission from the underwriters and selling group members who sold those shares. The imposition of a penalty bid may also affect the price of the shares of our common stock in that it discourages resales of those shares.

          Neither we nor any of the underwriters make any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of the common stock. In addition, neither we nor any of the underwriters make any representation that the representatives will engage in these transactions or that these transactions, once commenced, will not be discontinued without notice.

LEGAL MATTERS

          The validity of the shares of common stock issued in this offering will be passed upon for us by the law firm of Foley & Lardner, Tampa, Florida. Certain legal matters in connection with this offering will be passed upon for the underwriters by the law firm of Sidley Austin Brown & Wood LLP, New York, New York.

EXPERTS

          The financial statements as of December 31, 2000 and 1999, and for each of the three years in the period ended December 31, 2000, included in this prospectus have been audited by Deloitte & Touche LLP, independent auditors, as stated in their report appearing herein and elsewhere in the registration statement, and have been so included in reliance upon the reports of such firm given upon their authority as experts in accounting and auditing.

ADDITIONAL INFORMATION

          We have filed with the Securities and Exchange Commission a Registration Statement (of which this prospectus is a part) under the Securities Act of 1933, as amended, relating to the common stock we are offering. This prospectus does not contain all the information that is in the Registration Statement. Certain portions of the Registration Statement have been omitted as allowed by the rules and regulations of the Securities and Exchange Commission. Statements in this prospectus which summarize documents are not necessarily complete, and in each case you should refer to the copy of the document filed as an exhibit to the Registration Statement. For further information regarding our company and our common stock, please see the Registration Statement and its exhibits and schedules. You may examine the Registration Statement free of charge at the public reference facilities maintained by the Commission at Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549, and at the regional office of the Commission at Suite 1400, 500 West Madison Street, Chicago, Illinois. Copies of the Registration Statement may also be obtained from the public reference facilities of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549, or by calling the Commission at 1-800-SEC-0330, at prescribed rates. In addition, the Registration Statement and other public filings can be obtained from the Commission’s Internet site at http://www.sec.gov. Our Internet site address is www.liquidmetaltechnologies.com. Any information that is included on or linked to our Internet site is not a part of this prospectus.

          We intend to furnish our shareholders written annual reports containing audited financial statements certified by an independent public accounting firm.

INDEPENDENT AUDITORS’ REPORT

Board of Directors and Shareholders

Liquidmetal Technologies
Tampa, Florida

We have audited the accompanying consolidated balance sheets of Liquidmetal Technologies and subsidiaries (the “Company”) as of December 31, 2000 and 1999, and the related consolidated statements of operations and comprehensive loss, shareholders’ equity (deficiency), and cash flows for each of the three years in the period ended December 31, 2000. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Liquidmetal Technologies and subsidiaries at December 31, 2000 and 1999, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2000, in conformity with accounting principles generally accepted in the United States of America.

DELOITTE & TOUCHE LLP

Certified Public Accountants

Tampa, Florida

November 15, 2001

LIQUIDMETAL TECHNOLOGIES AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

	Pro Forma		December 31,
	September 30,	September 30,
	2001	2001	2000	1999

	(unaudited)	(unaudited)

	(in thousands, except share data)
ASSETS
CURRENT ASSETS:
Cash and cash equivalents	$1,695	$1,695	$124	$314
Accounts receivable (net of allowance for doubtful accounts of $30 in 2001, $30 in 2000 and $5 in 1999)	856	856	785	411
Net assets of discontinued operations	—	—	—	631
Inventories	470	470	192	135
Prepaid expenses	396	396	57	37

Total current assets	3,417	3,417	1,158	1,528
PROPERTY, PLANT AND EQUIPMENT, NET	615	615	162	174
INTANGIBLE ASSETS, NET	767	767	597	325
OTHER ASSETS	77	77	28	16

Total assets	$4,876	$4,876	$1,945	$2,043

LIABILITIES AND SHAREHOLDERS’ EQUITY (DEFICIENCY)
CURRENT LIABILITIES:
Accounts payable and accrued expenses	$1,805	$1,805	$575	$219
Net liabilities of discontinued operations	15,697	15,697	1,627	—
Deferred revenue	830	830	830	830
Current portion of accrued severance	—	—	87	262
Current portion of notes payable to shareholders	500	500	2,006	100

Total current liabilities	18,832	18,832	5,125	1,411
ACCRUED SEVERANCE	—	—	—	87
NOTES PAYABLE TO SHAREHOLDERS, LESS CURRENT PORTION	2,237	2,237	500	2,006

Total liabilities	21,069	21,069	5,625	3,504

COMMITMENTS AND CONTINGENCIES
SHAREHOLDERS’ EQUITY (DEFICIENCY):
Preferred stock, no par value; 10,000,000 shares authorized and 625,000 outstanding at September 30, 2001; none issued and outstanding in 2000 and 1999	—	2,500	—	—
Common stock, no par value; 200,000,000 shares authorized and 108,431,480 issued and outstanding at September 30, 2001, 109,056,480 issued and outstanding pro forma 2001; 95,740,530 issued and outstanding in 2000; 91,314,420 issued and outstanding in 1999	31,688	29,188	19,305	15,227
Paid in capital	16,007	16,007	12,421	9,994
Accumulated deficit	(63,983)	(63,983)	(35,502)	(26,682)
Accumulated foreign exchange translation gain	95	95	96	—

Total shareholders’ equity (deficiency)	(16,193)	(16,193)	(3,680)	(1,461)

Total liabilities and shareholders’ equity (deficiency)	$4,876	$4,876	$1,945	$2,043

See notes to consolidated financial statements.

LIQUIDMETAL TECHNOLOGIES AND SUBSIDIARIES

CONSOLIDATED STATEMENT OF OPERATIONS AND COMPREHENSIVE LOSS

	Nine Months
	Ended		Years Ended
	September 30,		December 31,

	2001	2000	2000	1999	1998

	(unaudited)

	(in thousands, except per share data)
REVENUE	$3,008	$3,342	$4,200	$2,012	$3,143
COST OF SALES	1,522	1,592	1,983	805	1,388

Gross profit	1,486	1,750	2,217	1,207	1,755

OPERATING EXPENSES:
Selling	448	344	527	403	891
General and administrative	1,685	593	922	444	1,232
Research and development	886	315	455	333	278

Total expenses	3,019	1,252	1,904	1,180	2,401

INCOME (LOSS) BEFORE OTHER INCOME (EXPENSE) AND DISCONTINUED OPERATIONS	(1,533)	498	313	27	(646)
Gain on sale of marketable equity securities	—	—	—	—	467
Interest expense, net	(1,258)	(137)	(188)	(190)	(15)
MINORITY INTEREST IN LOSSES OF RETAIL GOLF SUBSIDIARY	—	—	—	370	1,016

INCOME (LOSS) FROM CONTINUING OPERATIONS	(2,791)	361	125	207	822
DISCONTINUED OPERATIONS:
Loss from operations of discontinued retail golf segment, net	(6,928)	(6,634)	(8,938)	(8,347)	(8,068)
Loss from disposal of discontinued retail golf segment, net	(18,762)	—	—	—	—
NET LOSS	(28,481)	(6,273)	(8,813)	(8,140)	(7,246)
Foreign exchange translation (loss) gain during the period	(1)	130	96	—	—

COMPREHENSIVE LOSS	$(28,482)	$(6,143)	$(8,717)	$(8,140)	$(7,246)

PER COMMON SHARE BASIC:
Income (loss) from continuing operations	$(0.03)	$0.00	$0.00	$0.00	$.01

Loss from discontinued operations	$(0.27)	$(0.07)	$(0.10)	$(0.10)	$(.12)

Net loss	$(0.27)	$(0.07)	$(0.09)	$(0.10)	$(.11)

PER COMMON SHARE DILUTED:
Income (loss) from continuing operations	$(0.03)	$0.00	$0.00	$0.00	$.01

Loss from discontinued operations	$(0.27)	$(0.07)	$(0.09)	$(0.10)	$(.10)

Net loss	$(0.27)	$(0.06)	$(0.09)	$(0.10)	$(.09)

PER COMMON SHARE BASIC AND DILUTED — PRO FORMA:
Income (loss) from continuing operations	$(0.03)

Loss from discontinued operations	$(0.27)

Net loss	$(0.27)

See notes to consolidated financial statements.

LIQUIDMETAL TECHNOLOGIES AND SUBSIDIARIES

CONSOLIDATED STATEMENT OF SHAREHOLDERS’ EQUITY (DEFICIENCY)

For the Years Ended December 31, 2000, 1999 and 1998 and
for the Nine Months Ended September 30, 2001

							Accumu-
							lated
							Other
						Accumu-	Compre-
	Common	Common	Preferred	Preferred	Paid in	lated	hensive
	Shares	Stock	Shares	Stock	Capital	Deficit	Income	Total

	(in thousands, except share data)
Balance, January 1, 1998	65,060,630	$12,232	—	$—	$1,030	$(11,296)	$—	$1,966
Common stock issued	30,000	30	—	—	—	—	—	30
Stock options exercised	16,537,680	1,688	—	—	—	—	—	1,688
Purchase of common stock	(2,500,000)	(1,250)	—	—	—	—	—	(1,250)
Stock option based compensation	—	—	—	—	382	—	—	382
Dilution gain on common stock issued by subsidiaries	—	—	—	—	5,963	—	—	5,963
Discount on convertible notes payable of subsidiaries	—	—	—	—	500	—	—	500
Net loss	—	—	—	—	—	(7,246)	—	(7,246)

Balance, December 31, 1998	79,128,310	12,700	—	—	7,875	(18,542)	—	2,033
Common stock issued	11,111,110	1,989	—	—	—	—	—	1,989
Conversion of note payable	1,075,000	538	—	—	—	—	—	538
Stock option based compensation	—	—	—	—	266	—	—	266
Dilution gain on common stock issued by subsidiaries	—	—	—	—	853	—	—	853
Discount on convertible notes payable of subsidiaries	—	—	—	—	1,000	—	—	1,000
Net loss	—	—	—	—	—	(8,140)	—	(8,140)

Balance, December 31, 1999	91,314,420	15,227	—	—	9,994	(26,682)	—	(1,461)
Common stock issued	4,211,110	3,970	—	—	—	—	—	3,970
Conversion of note payable	215,000	108	—	—	—	—	—	108
Stock option based compensation	—	—	—	—	852	—	—	852
Dilution gain on common stock issued by subsidiaries	—	—	—	—	500	—	—	500
Conversion of note payable of subsidiaries	—	—	—	—	1,075	—	—	1,075
Foreign exchange translation gain (loss)	—	—	—	—	—	—	96	96
Other	—	—	—	—	—	(7)	—	(7)
Net loss	—	—	—	—	—	(8,813)	—	(8,813)

Balance, December 31, 2000	95,740,530	19,305	—	—	12,421	(35,502)	96	(3,680)
Preferred stock issued	—	—	625,000	2,500	—	—	—	2,500
Common stock issued	3,028,440	5,477	—	—	—	—	—	5,477
Stock options exercised	5,650,000	2,400	—	—	—	—	—	2,400
Conversion of note payable	4,012,510	2,006	—	—	—	—	—	2,006
Discount on convertible notes payable	—	—	—	—	1,692	—	—	1,692
Stock option based compensation	—	—	—	—	12,087	—	—	12,087
Unamortized stock option based compensation	—	—	—	—	(10,164)	—	—	(10,164)
Dilution gain on common stock issued by subsidiaries	—	—	—	—	21	—	—	21
Purchase of common stock by subsidiaries	—	—	—	—	(50)	—	—	(50)
Foreign exchange translation gain (loss)	—		—	—	—	—	(1)	(1)
Net loss	—	—	—	—	—	(28,481)	—	(28,481)

September 30, 2001 (unaudited)	108,431,480	$29,188	625,000	$2,500	$16,007	$(63,983)	$95	$(16,193)

See notes to consolidated financial statements.

LIQUIDMETAL TECHNOLOGIES AND SUBSIDIARIES

CONSOLIDATED STATEMENT OF CASH FLOWS

	Nine Months		Years Ended
	Ended September 30,		December 31,

	2001	2000	2000	1999	1998

	(unaudited)

	(in thousands)
OPERATING ACTIVITIES:
Net loss	$(28,481)	$(6,273)	$(8,813)	$(8,140)	$(7,246)
Add loss from operations and loss on disposition of discontinued operations	25,690	6,634	8,938	8,347	8,068

Income (loss) from continuing operations	(2,791)	361	125	207	822
Adjustments to reconcile net loss to net cash provided (used) by operating activities:
Depreciation and amortization	66	66	131	94	104
Amortization of debt discount	1,029	—	—	—	—
Stock option based compensation	100	—	—	—	—
Bad debt expense	—	—	23	—	9
Gain on sale of marketable equity securities	—	—	—	—	(467)
Accrued severance expense	—	—	—	—	770
Minority interest in net losses of subsidiary	—	—	—	(370)	(1,016)
Changes in operating assets and liabilities:
Accounts receivable	(71)	(216)	(397)	(7)	214
Inventories	(278)	(96)	(57)	378	(16)
Prepaid expenses and other assets	(387)	(36)	(32)	(23)	(1)
Accounts payable and accrued expenses	1,080	268	363	(60)	(270)
Unearned revenue	—	—	—	(170)	—
Other liabilities	(87)	(196)	(262)	(262)	(159)

Net cash (used) provided by continuing operations	(1,339)	151	(106)	(213)	(10)
Net cash used by discontinued operations	(7,798)	(4,280)	(4,752)	(3,714)	(9,568)

Net cash used by operating activities	(9,137)	(4,129)	(4,858)	(3,927)	(9,578)

INVESTING ACTIVITIES:
Purchases of property and equipment	(501)	(60)	(62)	(12)	(134)
Purchases of marketable securities	—	—	—	—	(1,198)
Proceeds from sale of marketable equity securities	—	—	—	—	1,665
Investment in patents and trademarks	(38)	(23)	(59)	(3)	(78)

Net cash used by investing activities	(539)	(83)	(121)	(15)	255

FINANCING ACTIVITIES:
Proceeds from borrowings	3,000	250	1,250	1,310	2,250
Repayment of borrowings	(100)	—	(750)	—	—
Proceeds from issuance of common stock	3,477	3,250	3,700	1,690	30
Proceeds from issuance of preferred stock	2,500	—	—	—	—
Stock options exercised	2,400	—	—	—	1,035
Repurchase of common stock	—	—	—	—	(1,250)
Dividends paid	—	—	(7)	—	—
Proceeds from issuance (repurchase) of common stock by subsidiaries, net	(29)	500	500	1,223	6,979

Net cash provided by financing activities	11,248	4,000	4,693	4,223	9,044

EFFECT OF FOREIGN EXCHANGE TRANSLATION	(1)	130	96	—	—

NET INCREASE (DECREASE) IN CASH
AND CASH EQUIVALENTS	1,571	(82)	(190)	281	(279)
CASH AND CASH EQUIVALENTS AT
BEGINNING OF PERIOD	124	314	314	33	312

CASH AND CASH EQUIVALENTS AT
END OF PERIOD	$1,695	$232	$124	$314	$33

SUPPLEMENTAL CASH FLOW INFORMATION:
Interest paid	$52	$122	$162	$157	$—

LIQUIDMETAL TECHNOLOGIES AND SUBSIDIARIES

CONSOLIDATED STATEMENT OF CASH FLOWS — (Continued)

          During the nine months ended September 30, 2001 and 2000, respectively, $2,006 and $108 in convertible notes payable and accrued interest were converted to the Company’s common stock. During 2000 and 1999, respectively, $108 and $538 in notes payable and accrued interest were converted to the Company’s common stock.

          During the nine months ended September 30, 2001 and 2000, the Company recorded additional paid in capital of $12,087 and $791, respectively, comprised of stock option based compensation and discounts on convertible notes payable in the discontinued retail golf operations. During the years ended December 31, 2000, 1999 and 1998, respectively, the Company recorded additional paid in capital of $852, $1,266 and $882 comprised of employee stock compensation and discounts on convertible notes payable in the discontinued retail golf operations.

          During the nine months ended September 30, 2001, the Company recorded a reduction to paid in capital of $10,164 for the unamortized stock option based compensation.

          In 2001, Liquidmetal Golf transferred and assigned to the Company two subordinated promissory notes in exchange for the Company’s common stock in the amount of $2,000.

          In 2000, the Company issued 300,000 shares of common stock in the amount of $270 to Caltech in exchange for rights to certain patents (see Note 5). In 2001, the Company had accrued $150 for payments to be made to Caltech in exchange for rights to certain patents (see Note 5).

          In 2000, a subordinated convertible promissory note in the amount of $1,075, issued by Liquidmetal Golf was converted to Liquidmetal Golf’s common stock.

          In 1999, the Company partially paid down the Kang/ Salas 7.5% convertible subordinated promissory note through the issuance of common stock shares to the note holders in lieu of cash of $299. In 1998, proceeds of $653 generated through the exercise of common stock options by the holders of the Kang/ Salas 7.5% subordinated promissory note were used in lieu of cash to partially pay down the Kang/ Salas 7.5% subordinated promissory note.

See notes to consolidated financial statements.

LIQUIDMETAL TECHNOLOGIES AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

For the Years Ended December 31, 2000, 1999 and 1998 and
(Unaudited) for the Nine Months Ended September 30, 2001 and 2000
(In Thousands, Except Share Data)

1.     Description of Business

          Liquidmetal® Technologies (“Liquidmetal Technologies”) and its subsidiaries (“the Company”) is the leading developer of products made from amorphous alloys. Liquidmetal Technologies has the exclusive right to develop, manufacture, and sell what it believes are the only commercially available bulk amorphous alloys. Liquidmetal alloys possess a combination of performance, processing, and cost advantages that Liquidmetal Technologies believes makes them preferable to other materials in a wide variety of applications. Liquidmetal Technologies markets and sells Liquidmetal alloy industrial coatings and makes products from bulk Liquidmetal alloys that can be incorporated into the finished goods of its customers across a variety of industries. Additionally, Liquidmetal Technologies is exploring new product applications for Liquidmetal alloys and is developing its own manufacturing facilities for the production of its products.

          Liquidmetal Technologies derives substantially all of its revenue from the sale of amorphous alloy coatings. The Company’s customers use these amorphous alloys to coat various end-use metallic equipment parts and tools. In the periods presented, the Company derived a majority of its revenue from the operation of its retail golf segment, now accounted for as a discontinued operation. The retail golf segment manufactured and marketed golf clubs made of the Company’s bulk amorphous alloys.

2.     Summary of Significant Accounting Policies

          Principles of Consolidation. The consolidated financial statements include the accounts of Liquidmetal Technologies and its wholly-owned subsidiary, Amorphous Technologies International (Asia) PTE LTD (“LMT Singapore”), located in Singapore, and its majority-owned subsidiary, Liquidmetal Golf and its subsidiaries, now accounted for as a discontinued operation. Effective in 2001, management closed the Singapore operations which did not result in a significant impact on the financial statements for any of the periods presented. All intercompany balances and transactions have been eliminated. Minority interest is included in the consolidated financial statements to the extent the losses applicable to the minority interest in Liquidmetal Golf have not exceeded the capital investment of the minority interest shareholders. The losses applicable to the minority interest in Liquidmetal Golf, which have exceeded the capital investment of the minority interest shareholders, are included in the loss from discontinued operations of the retail golf segment for all periods presented.

          Sales of Stock by Subsidiaries. Gains or losses arising from issuances of stock by subsidiaries are recognized as components of the Company’s shareholders’ equity (deficiency).

          Financial Condition. The accompanying financial statements reflect net losses for all periods presented, negative working capital of $15,415 and $3,967 as of September 30, 2001 and December 31, 2000, respectively, and a shareholders’ deficiency of $16,193 and $3,680 at September 30, 2001 and December 31, 2000, respectively. Management believes that the Company will continue as a going concern due to the steps it has taken to decrease future cash needs by discontinuing the retail golf segment and raising additional debt and equity financing. The Company has been, and management believes it will continue to be, successful in obtaining financing to fund operations. Since September 30, 2001, the Company has obtained a loan from shareholders for $1,000 and has sold an additional $3,165 of convertible preferred stock. Management believes that these steps will provide the funds required to fund the Company’s currently foreseeable liquidity requirements for at least the next twelve months.

          Interim Financial Statements. The accompanying financial statements as of and for the period ending September 30, 2001 and 2000 are unaudited. These financial statements have been prepared in

LIQUIDMETAL TECHNOLOGIES AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

accordance with the rules and regulations of the Securities and Exchange Commission relating to interim financial statements. All adjustments of a normal recurring nature, which, in the opinion of management, are necessary to present a fair statement of results for the interim periods, have been made. Results of operations are not necessarily indicative of the results to be expected for the full year.

          Revenue Recognition. On December 3, 1999, the staff of the Securities and Exchange Commission issued Staff Accounting Bulletin No. 101, Revenue Recognition in Financial Statements (“SAB 101”) that summarizes the staff’s views in applying accounting principles generally accepted in the United States of America to revenue recognition in financial statements. The Company’s revenue recognition policy complies with the requirements of SAB 101. Revenue is recognized at the time the Company ships its products, as this is when title passes to the customer.

          Cash and Cash Equivalents. The Company considers all highly liquid investments with maturity dates of three months or less when purchased to be cash equivalents. The Company limits the amount of credit exposure to each individual financial institution and places its temporary cash into investments of high credit quality. There are no significant concentrations of credit risk to the Company associated with cash and cash equivalents.

          Accounts Receivable. The Company grants credit to its customers generally in the form of short-term trade accounts receivable. The creditworthiness of customers is evaluated prior to the sale of inventory. There are no significant concentrations of credit risk to the Company associated with accounts receivable.

          Inventories. Inventories are accounted for on the first-in, first-out basis and reported at the lower of cost or market. Inventories consist of raw materials and finished goods. The Company records an allowance for obsolescence for inventory when it is deemed that there is impairment of the value of the inventories on hand.

          Property, Plant and Equipment. Property, plant and equipment are stated at cost less accumulated depreciation and amortization. Additions and major renewals are capitalized. Repairs and maintenance are charged to expense as incurred. Upon disposal, the related cost and accumulated depreciation are removed from the accounts, with the resulting gain or loss included in operating income. Depreciation is provided principally on the straight-line method over the estimated useful lives of the assets, which range from 2 to 10 years.

          Intangible Assets. Intangible assets consist of the costs incurred to purchase patent rights and costs incurred to internally develop patents and trademarks. Intangible assets are reported net of accumulated amortization. Patents and trademarks are amortized using the straight-line method over a period based on their contractual lives ranging from 12 to 17 years.

          Impairment of Long-lived Assets. The Company reviews long-lived assets to be held and used in operations for impairment whenever events or changes in circumstances indicate that the carrying value of an asset may be impaired. An impairment loss is recognized when the estimated fair value of the assets are less than the carrying value of the assets.

          Fair Value of Financial Instruments. The estimated fair value of amounts reported in the consolidated financial statements have been determined using available market information and valuation methodologies, as applicable. The carrying amount of cash and cash equivalents, accounts receivable, accounts payable, and all other current assets and liabilities approximate their fair value because of their short term maturities at September 30, 2001 and December 31, 2000 and 1999, unless otherwise stated. The fair values of non-current assets and liabilities approximate their carrying value unless otherwise stated.

LIQUIDMETAL TECHNOLOGIES AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

          Research and Development Expenses. Research and development expenses represent salaries, related benefits expense, expenses incurred for the design and testing of new processing methods and other expenses related to the research and development of Liquidmetal alloys. Development costs incurred in research and development activities are expensed as incurred.

          Advertising and Promotion Expenses. Advertising and promotion expenses are expensed when incurred. Advertising and promotion expenses were $46 and $8 for the nine-month periods ended September 30, 2001 and 2000, respectively, and $11, $24 and $78 for the years ended December 31, 2000, 1999 and 1998, respectively.

          Debt Discount Amortization. Debt discounts for certain notes payable are amortized to interest expense, using a method that approximates the interest method over the term of the related debt instruments.

          Stock-Based Compensation. As permitted under Statement of Financial Accounting Standard (“SFAS”) No. 123, Accounting for Stock-Based Compensation, the Company has elected to follow Accounting Principles Board (“APB”) Opinion No. 25, Accounting for Stock Issued to Employees, which prescribes the intrinsic value method in accounting for its stock options issued to employees and directors. Stock options issued to non-employees of the Company have been accounted for in accordance with SFAS No. 123 which prescribes the fair value accounting method.

          Income Taxes. Income taxes are provided under the asset and liability method as required by SFAS No. 109, Accounting for Income Taxes. Under this method, deferred income taxes are recognized for the tax consequences of “temporary differences” by applying enacted statutory tax rates applicable to future years to differences between the financial statement carrying amounts and the tax basis of existing assets and liabilities. The effect of a tax rate change on deferred taxes is recognized in operations in the period that the change in the rate is enacted. Valuation allowances are established when necessary to reduce net deferred tax assets to the amount expected to be realized.

          Translation of Foreign Currency. Transactions with the Company’s foreign subsidiaries denominated in foreign currency are translated at the rate of exchange at the time the transaction occurs. Gains and losses related to such transactions have been included in operations. At year-end, any balances with the subsidiaries denominated in the foreign currency are translated at the exchange rate at year-end. The financial statements of LMT Singapore have been translated based upon Singapore Dollars as the functional currency. LMT Singapore’s assets and liabilities were translated using the exchange rate at year end and income and expense items were translated at the average exchange rate for the year. The resulting translation adjustment was not significant in any of the periods presented.

          Earnings Per Share. Basic earnings per share (“EPS”) is computed by dividing earnings (losses) attributable to common shareholders by the weighted average number of common shares outstanding for the periods. Diluted EPS reflects the potential dilution that could occur if securities or other contracts to issue common stock were exercised or converted into common stock.

          Use of Estimates. The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reported periods. Actual results could differ from those estimates.

          Pro Forma Balance Sheet and Net Income (Loss) Per Common Share. The accompanying pro forma balance sheet and pro forma net income (loss) per share calculation assume conversion of all issued and outstanding preferred stock as of September 30, 2001 to common stock that will occur upon the closing of an underwritten offering and distribution of common stock to the general public pursuant to a

LIQUIDMETAL TECHNOLOGIES AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Registration Statement filed and declared effective by the Securities and Exchange Commission (a “Qualified Offering”).

          New Accounting Pronouncements. In June 1998, the Financial Accounting Standards Board (“FASB”) issued SFAS No. 133, Accounting for Derivative Instruments and Hedging Activities. SFAS No. 133, as later amended, establishes accounting and reporting standards for derivative instruments and hedging activities. It requires that an entity recognize all derivatives as either assets or liabilities in the statement of financial position and measure those instruments at fair value. The accounting for changes in the fair value of a derivative (that is, gains and losses) depends upon the intended use of the derivative and resulting designation. The Company adopted SFAS No. 133 on January 1, 2001. The adoption of SFAS No. 133 did not have a material effect on the Company’s financial position or results of operations.

          In July 2001, the FASB issued SFAS No. 141, Business Combinations and Statement of Financial Standards and SFAS No. 142, Goodwill and Other Intangible Assets. SFAS No. 141 requires that all business combinations be accounted for under the purchase method only and that certain acquired intangible assets in a business combination be recognized as assets apart from goodwill. SFAS No. 142 requires that ratable amortization of goodwill be replaced with periodic tests of the goodwill’s impairment and that intangible assets other than goodwill should be amortized over their useful lives. Implementation of SFAS No. 141 and SFAS No. 142 is required for fiscal year 2002. Adoption of SFAS No. 141 and 142 is not expected to have a material impact on the Company’s financial condition or results of operations.

          In June 2001, the FASB issued SFAS 143, Accounting for Asset Retirement Obligations. SFAS 143 requires that the fair value of a liability for an asset retirement obligation be recognized in the period in which such liabilities are incurred if a reasonable estimate of fair value can be made. The associated asset retirement costs should be capitalized as part of the carrying amount of the long-lived asset. SFAS No. 143 is effective for financial statements issued for fiscal years beginning after June 15, 2002. Adoption of SFAS No. 143 is not expected to have a material impact on the Company’s financial statements.

          Issued in October 2001, SFAS No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets, replaces SFAS No. 121, Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of. The accounting model for long-lived assets to be disposed of by sale applies to all long-lived assets, including discontinued operations, and replaces the provisions of APB Opinion No. 30, Reporting Results of Operations — Reporting the Effects of Disposal of a Segment of a Business, for the disposal of segments of a business. SFAS No. 144 requires that those long-lived assets be measured at the lower of the carrying amount or fair value less cost to sell, whether reported in continuing operations or in discontinued operations. Therefore, discontinued operations will no longer be measured at net realizable value or include amounts for operating losses that have not yet occurred. SFAS No. 144 also broadens the reporting of discontinued operations to include all components of an entity with operations that can be distinguished from the rest of the entity and that will be eliminated from the ongoing operations of the entity in a disposal transaction. The provisions of SFAS No. 144 are effective for financial statements issued for fiscal years beginning after December 15, 2001 and, generally, are to be applied prospectively. The Company has elected not to early adopt SFAS No. 144.

LIQUIDMETAL TECHNOLOGIES AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

3.     Inventories

          Inventories of continuing operations consisted of the following:

		December 31,
	September 30,
	2001	2000	1999

Raw materials	$246	$—	$—
Finished goods	224	192	135

Total inventories	$470	$192	$135

4.     Property, Plant and Equipment

          Property, plant and equipment consisted of the following:

		December 31,
	September 30,
	2001	2000	1999

Machinery and equipment	$600	$234	$200
Computer equipment	118	66	108
Office equipment, furnishings and improvements	135	53	90

Total	853	353	398
Accumulated depreciation	(238)	(191)	(224)

Total property, plant and equipment, net	$615	$162	$174

          Depreciation expense was approximately $48 and $48 for the nine-month periods ended September 30, 2001 and 2000, respectively, and $74, $72 and $81 in December 31, 2000, 1999, and 1998, respectively.

5.     Intangible Assets

          Intangible assets consisted of the following:

		December 31,
	September 30,
	2001	2000	1999

Purchased patent rights	$420	$270	$—
Internally developed patents	504	493	514
Trademarks	66	40	—

Total	990	803	514
Accumulated amortization	(223)	(206)	(189)

Total intangible assets, net	$767	$597	$325

          Purchased patent rights represent the exclusive right to commercialize the bulk amorphous alloys and other amorphous alloy technology acquired from California Institute of Technology (“Caltech”) through a license agreement with Caltech (“License Agreement”). Under the License Agreement, the Company has the exclusive and fully paid right to make, use, and sell products from all of Caltech’s inventions, proprietary information, know-how, and other technology relating to amorphous alloys and existing as of September 1, 2001. The Company also has an exclusive and fully paid license to 8 patents and 5 patent applications held by Caltech relating to amorphous alloy technology, as well as all related foreign counterpart patents and patent applications. Of the patents currently issued to Caltech and licensed by the Company, the latest expiration date is 2017. Furthermore, the license agreement gives the Company

LIQUIDMETAL TECHNOLOGIES AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

the exclusive and fully paid right to make, use, and sell products from substantially all amorphous alloy technology that is developed in Professor William Johnson’s Caltech laboratory during the period September 1, 2001 through August 31, 2005.

          In addition to the patents and patent applications under the License Agreement with Caltech, the Company has internally developed patents. The Company currently holds various patents and numerous pending patent applications in the United States, as well as numerous foreign counterparts to these patents outside of the United States.

          Amortization expense was approximately $18 and $18 for the nine-month periods ended September 30, 2001 and 2000, respectively, and $57, $22 and $23 in December 31, 2000, 1999, and 1998, respectively.

6.     Notes Payable to Shareholders

          Notes payable at September 31, 2001 and December 31, 2000 and 1999 were comprised of the following:

		December 31,
	September 30,
	2001	2000	1999

Kang/Salas 8.5%, principal $1,500, due December 31, 2002	$1,400	$—	$—
Tjoa 8.5%, principal $1,500, due December 31, 2002	1,500	—	—
Tjoa 7.5%, principal $500, due March 15, 2002	500	500	—
Kang/Salas 7.5%, principal $2,960	—	2,006	2,006
Anstalt 7.5%, principal $100	—	—	100

	3,400	2,506	2,106
Less debt discount related to current maturities	(663)	—	—

	2,737	2,506	2,106
Less current maturities	(500)	(2,006)	(100)

Notes payable less current portion, net of discounts	$2,237	$500	$2,006

          Scheduled maturities for the year ended September 30, 2002 are $500.

          Kang/Salas 8.5% and Tjoa 8.5% — In conjunction with the issuance of these subordinated promissory notes, the Company issued detachable warrants for each of these notes for the purchase of 1,000,000 common stock shares of the Company at an exercise price of $1.50 per share (the fair value at the date of grant), as adjusted for the stock split (see Note 7). The warrants expire on December 31, 2005. As of September 30, 2001, none of the detachable warrants had been exercised. The warrants are detachable from the note and therefore each warrant was allocated a portion of the proceeds in the amount of approximately $846, which was their estimated fair value at the time they were issued.

          Kang/Salas 7.5% — The Company made payments on this subordinated convertible promissory note in 1999 and 1998 through the issuance of common stock shares in the amounts of $653 and $299, respectively, and later extended the maturity date of the note to May 28, 2001. In March 2001, the holders of the note converted the remaining principal balance of the note to 4,012,510 common stock shares at $0.50 per share, based on the fair value of the Company’s common stock at the time of issuance of the note, as adjusted for the stock split (see Note 7).

LIQUIDMETAL TECHNOLOGIES AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

          Anstalt 7.5% — On January 26, 2000, Anstalt converted the entire $108 of principal and accrued interest into common stock for 215,000 shares of the Company’s common stock at $0.50 per share, based on the fair value of the Company’s common stock at the time of issuance of the note, as adjusted for the stock split (see Note 7).

          On November 15, 2001 the Company borrowed an additional $1,000 from Mr. Tjoa at 8% with maturity dates of December 31, 2002. The notes are unsecured and require no principal or interest payments until the due date of the notes.

          Total interest expense including the debt discount amortization on the notes payable to shareholders was $1,261 and $135 for the nine months ended September 30, 2001 and 2000, respectively, and $200, $190 and $25 for the years ended December 31, 2000, 1999 and 1998, respectively.

7.     Shareholders’ Equity (Deficiency)

          Stock Split. On June 29, 2001 the Company declared a ten-for-one stock split to its common shareholders of record on June 29, 2001. This stock split was effected through the issuance of a stock dividend. The consolidated financial statements and accompanying notes have been retroactively adjusted to reflect the effect of the split.

          Preferred Stock. As of September 30, 2001, the Company received net proceeds of $2,500 from the sale of the preferred stock at a per share price of $4.00. Each share of preferred stock is convertible into one share of Class A common stock automatically if a price of at least $8 per share is attained at the time the Company completes an initial public offering of its common stock or at the option of the holder, at any time. The Series A Preferred Stock shareholders will share equally with common stock shareholders any dividends that may be declared by the Company. Upon any liquidation of the Company, the preferred stock holders will be entitled to receive in preference to the holders of the Company’s common stock an amount of $4 per share. The holders of the shares of preferred stock are entitled to one vote per share and have the right to vote on all matters submitted to a vote of the common stock shareholders.

          Subsequent to September 30, 2001, the Company issued 791,225 additional shares of Series A Preferred Stock for a gross amount of $3,165 at a per share price of $4.00.

          Repurchase of Common Stock Shares by the Company. During 1998, the Company repurchased shares of its common stock and retired the shares from outstanding common stock; accordingly, the Company has no treasury stock.

8.     Gain on Sale of Marketable Securities

          During 1998, the Company purchased marketable equity securities in the amount of approximately $1,198. Later that year, the Company sold such securities for approximately $1,665. The Company realized a gain on the transaction of approximately $467. Such securities were classified as available-for-sale. Accordingly, the securities were carried at fair market value and the realized gain was recognized in earnings when the securities were sold. The Company held no other investments during any of the years presented.

9.     Stock Compensation Plan

          Under the Company’s 1996 Stock Option Plan (“1996 Company Plan”) the Company may grant to employees, directors or consultants options to purchase up to 40,000,000 shares of common stock. The stock options are exercisable over a period determined by the Board of Directors or the Compensation Committee, but no longer than 10 years.

LIQUIDMETAL TECHNOLOGIES AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

          The Company applies APB Opinion No. 25, SFAS No. 123 and related interpretations in accounting for its stock option plans. Compensation cost of approximately $50 has been recognized in accordance with APB 25 during the nine month period ended September 30, 2001 for options awarded under the 1996 Company Plan because the exercise price of options granted to certain employees was equal to or greater than the fair value of the underlying stock on the date of grant. Compensation cost of approximately $50 was recognized during the nine months ended September 30, 2001 in accordance with SFAS No. 123 for options issued to consultants who performed services for the Company during 2001.

      Additionally, the Company has 3,266,670 options outstanding at September 30, 2001 which were granted outside the 1996 Company Plan. Included in these options are options granted during the period ended September 30, 2001 of 3,166,670 granted to Paul Azinger who was contracted to perform services for the retail golf segment. The expense pertaining to these options was recorded in the discontinued retail golf segment (see Note 10).

          Had the Company determined compensation cost based on the fair value at the grant date for stock options consistent with the method of SFAS No. 123, the Company’s income (loss) from continuing operations and basic and diluted income (loss) per share from continuing operations would have been as follows (in thousands, except loss per share information):

	Nine Months
	Ended		Year Ended
	September 30,		December 31,

	2001	2000	2000	1999	1998

Income (loss) from continuing operations:
As reported	$(2,791)	$361	$125	$207	$822
Pro forma	(6,200)	(181)	(7,056)	(388)	227
Basic income (loss) per share from continuing operations:
As reported	(0.03)	0.00	0.00	0.00	0.01
Pro forma	(0.06)	0.00	(0.08)	0.00	0.00
Diluted income (loss) from continuing operations per share:
As reported	(0.03)	0.00	0.00	0.00	0.01
Pro forma	(0.06)	0.00	(0.07)	0.00	0.00
Basic and diluted income (loss) from continuing operations per share — Pro forma:
As reported	(0.03)
Pro forma	(0.06)

          The fair value of each option grant is estimated on the date of the grant using the Black-Scholes option-pricing model with the following weighted-average assumptions used for grants for the fiscal years ended December 31, 2000, 1999, and 1998 and for the nine months ended September 30, 2001 and 2000, respectively: expected volatility of 100% for all periods; dividend yield of 0.0% for all periods; expected option life of approximately 5 years; and a risk-free interest rate ranging from 4.5% to 6.2%.

LIQUIDMETAL TECHNOLOGIES AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

          The following table summarizes the Company’s stock option transactions for the nine-month period ended September 30, 2001:

		Weighted
	Number of	Average
	Shares	Price

Options outstanding at December 31, 2000	17,860,000	$0.89
Granted	13,021,670	1.73
Exercised	(5,650,000)	0.42
Forfeited	(250,000)	0.50

Options outstanding at September 30, 2001	24,981,670	$1.44

          Subsequent to September 30, 2001, the Company granted 275,000 employee stock options at an exercise price equal to the price of the stock in the proposed initial public offering of the Company’s stock.

          The following table summarizes the Company’s stock option transactions for the nine-month period ended September 30, 2000:

Options outstanding at December 31, 1999	9,650,000	$0.48
Granted	1,700,000	0.90
Exercised	—	—
Forfeited	—	—

Options outstanding at September 30, 2000	11,350,000	$0.54

          The following table summarizes the Company’s stock option transactions for the three year period ended December 31, 2000:

		Weighted
	Number of	Average
	Shares	Price

Options outstanding at December 31, 1997	25,447,680	$0.24
Granted	2,000,000	0.75
Exercised	(16,537,680)	0.10
Forfeited	(1,260,000)	0.15

Options outstanding at December 31, 1998	9,650,000	0.48
Granted	—	—
Exercised	—	—
Forfeited	—	—

Options outstanding at December 31, 1999	9,650,000	0.48
Granted	8,210,000	1.38
Exercised	—	—
Forfeited	—	—

Options outstanding at December 31, 2000	17,860,000	$0.89

          The weighted average fair value of options granted during the nine-month periods ended September 30, 2001 and 2000, was $1.57 and $0.69, respectively, and $1.06 and $0.36 for the years ended December 31, 2000 and 1998, respectively. There were 9,758,667 options with a weighted average exercise price of $1.20 exercisable at September 30, 2001 and 7,353,333 options with a weighted average exercise

LIQUIDMETAL TECHNOLOGIES AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

price of $0.46 exercisable at September 30, 2000. There were 12,453,333 options with a weighted average exercise price of $0.88 exercisable at December 31, 2000; 5,210,000 options with a weighted average exercise price of $0.30 exercisable at December 31, 1999 and 3,565,000 options with a weighted average exercise price of $0.33 exercisable at December 31, 1998.

          Included in the above tables are certain options granted where their exercise prices were below the fair market value of the common stock at the grant date (“in-the-money”). In-the-money options of 3,666,670 with a weighted average fair value of $1.35 were outstanding at September 30, 2001. There were no in-the-money options at September 30, 2000, December 31, 2000, 1999 or 1998.

          The following table summarizes the Company’s stock options outstanding and exercisable by the eight different exercise prices as of September 30, 2001:

	Number of Options	Weighted Average	Number of Options
	Outstanding at	Remaining Contract	Exercisable at
Exercise Price	September 30, 2001	Life (Years)	September 30, 2001

$0.250	400,000	0.50	400,000
$0.375	3,166,670	5.25	—
$0.500	1,950,000	1.33	1,560,000
$0.750	1,400,000	2.58	1,050,000
$0.900	1,700,000	4.59	1,116,667
$1.500	7,010,000	5.27	5,382,000
$2.000	8,425,000	5.59	—
$4.000	930,000	5.82	250,000

	24,981,670	4.82 years	9,758,667

          The following table summarizes the Company’s stock options outstanding and exercisable by the five different exercise prices as of December 31, 2000:

	Number of Options	Weighted Average		Number of Options
	Outstanding at	Remaining Contract		Exercisable at
Exercise Price	December 31, 2000	Life (Years)		December 31, 2000

$0.250	2,700,000	1.25		2,700,000
$0.500	4,950,000	2.15		3,095,000
$0.750	2,000,000	3.33		1,000,000
$0.900	1,700,000	5.35		558,333
$1.500	6,510,000	6.00		5,100,000

	17,860,000	3.85	years	12,453,333

10.     Discontinued Operations

          On September 29, 2001, the Company’s Board of Directors voted to discontinue Liquidmetal Golf’s retail golf operations. Management expects to terminate the operations of the retail golf segment by December 31, 2001, by means of liquidating the retail golf assets and liabilities. In connection with the discontinuance of the retail golf operations, the Company incurred an estimated loss on disposal of $18,762, net of expected proceeds and an accrual for estimated operating losses during the phase-out period. Continuing operations in 2001 and 2002 include charges relating to downsizing, inventory adjustments, severance costs and other asset write-downs. The disposition of the golf retail operations

LIQUIDMETAL TECHNOLOGIES AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

represents the disposal of a business segment. Accordingly, the accompanying consolidated financial statements reflect the retail golf segment as a discontinued operation for all periods presented.

          Net assets (liabilities) of the discontinued operations of the retail golf segment have been segregated on the balance sheets presented, the components of which are as follows:

		December 31,
	September 30,
	2001	2000	1999

Assets:
Current assets (including cash of $157 in 2001)	$2,204	$3,414	$2,944
Non-current assets	85	214	271

Total assets	2,289	3,628	3,215

Liabilities:
Current liabilities	17,986	3,255	1,144
Notes payable to shareholders (current and non-current portion)	—	2,000	1,440

Total liabilities	17,986	5,255	2,584

Net assets (liabilities) of discontinued operations	$(15,697)	$(1,627)	$631

          The results of operations for all periods presented have been restated for discontinued operations. The operating results of the discontinued operations are as follows:

	Nine Months Ended
	September 30,		Year Ended December 31,

	2001	2000	2000	1999	1998

Net sales	$3,333	$5,716	$6,707	$5,930	$2,543
Cost of sales	2,185	3,248	4,683	5,259	1,695

Gross profit	1,148	2,468	2,024	671	848
Operating expenses	8,076	9,102	10,962	9,018	8,916

Loss from operations	(6,928)	(6,634)	(8,938)	(8,347)	(8,068)
Loss on disposal	(18,762)	—	—	—	—

Net loss	(25,690)	(6,634)	(8,938)	(8,347)	(8,068)
Foreign exchange translation (loss) gain during the period	(1)	130	96	—	—

Comprehensive loss	$(25,691)	$(6,504)	$(8,842)	$(8,347)	$(8,068)

          Translation of Foreign Currency. Transactions with Liquidmetal Golf’s foreign subsidiary denominated in the foreign currency are translated at the rate of exchange at the time the transaction occurs. Gains and losses related to such transactions have been included in operations. At year-end, any balances with the subsidiary denominated in the foreign currency are translated at the exchange rate at year-end. The financial statements of Liquidmetal Golf include the financial statements of its wholly-owned subsidiary, Liquidmetal Golf Europe Inc., which have been translated based upon United Kingdom Pounds as the functional currency. Liquidmetal Golf Europe, Inc.’s assets and liabilities were translated using the exchange rate at year end and income and expense items were translated at the average exchange rate for the year. The resulting translation adjustment is recorded directly as a separate component of shareholders’ equity (deficiency) and included in other comprehensive income (loss).

LIQUIDMETAL TECHNOLOGIES AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

          Accounts Receivable. Liquidmetal Golf has a factoring agreement that provides for the sale and transfer of a substantial portion of the accounts receivable of the retail golf operations.

          Liquidmetal Golf accounts for a portion of the factored receivable balances as a sale when the factor assumes the risk of collection for certain approved accounts. At September 30, 2001 and December 31, 2000 and 1999, Liquidmetal Golf had $327, $150 and $48, respectively, due from the factor. For certain accounts that the factor does not assume the risk of collection, Liquidmetal Golf accounts for these factored receivables as a financing arrangement and records a liability for this portion of the factored receivable balances. At September 30, 2001 and December 31, 2000, Liquidmetal Golf had a payable to the factor of $330 and $109, respectively. At September 30, 2001 and December 31, 2000 and 1999, the Liquidmetal Golf had an allowance for doubtful accounts of $531, $299 and $52, respectively.

          Notes Payable to Shareholders. Notes payable at September 30, 2001 and December 31, 2000 and 1999 were comprised of the following (in thousands):

		December 31,
	September 30,
	2001	2000	1999

Synapse I 7.5%, principal $1,000	$—	$1,000	$—
Synapse II 7.5%, principal $1,000	—	1,000	—
TDF 7.5%, principal $500	—	—	500
Mehrlich 7.5%, principal $1,000	—	—	1,000

Less discounts	—	—	(60)

Total notes payable to shareholders	$—	$2,000	$1,440

          Synapse I 7.5% and Synapse II 7.5% — The notes were each transferred and assigned to Liquidmetal Technologies on July 19, 2001 in exchange for 666,670 shares of the Liquidmetal Technologies’ common stock at $1.50 per share based on the fair value of the Company’s common stock.

          TDF Management Pte Ltd 7.5% — A discount in the amount of $500, using the intrinsic value method was recorded on this subordinated convertible promissory note, as this note was beneficially convertible at the note’s issuance date. The discount on the note was fully amortized as of the original maturity date of December 7, 1999. The principal and accrued interest was paid in full in 2000.

          Mehrlich 7.5% — On January 24, 2000, the principal and accrued interest of this convertible subordinated promissory note were converted to 134,375 shares of Liquidmetal Golf common stock at $8 per share. A discount in the amount of $1,000, using the intrinsic value method was recorded on this note, as this note was beneficially convertible at the note’s issuance date.

          Total interest expense including the amortized debt discount on the notes payable to shareholders was $14 and $124 for the nine months ended September 30, 2001 and 2000, respectively, and $145, $1,513 and $36 for the years ended December 31, 2000, 1999 and 1998, respectively.

          Stock Compensation Plan. Historically, Liquidmetal Golf granted separate options to employees, directors and consultants under a stock option plan (“1997 Golf Plan”) approved by Liquidmetal Golf’s Board of Directors pursuant to which Liquidmetal Golf could have granted stock options exercisable over a period determined by the Board of Directors to purchase up to 500,000 shares of common stock of Liquidmetal Golf. In connection with the Company’s plan to discontinue the retail golf operations, the Company does not intend to issue additional options under the 1997 Golf Plan.

          Liquidmetal Golf applies APB Opinion No. 25 and related interpretations in accounting for its plans. Accordingly, Liquidmetal Golf recognized compensation when the exercise price of the options was less than the fair value of the underlying stock on the date of grant. Liquidmetal Golf recognized stock

LIQUIDMETAL TECHNOLOGIES AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

compensation expense for options granted to employees of $81 and $791 during the nine months ended September 30, 2001 and 2000, respectively, and $852, $266 and $382 for the years ended December 31, 2000, 1999 and 1998, respectively. The compensation expense for these options has been fully recognized as of September 30, 2001. Subsequent to December 31, 1997, there were no options granted with exercise prices below the fair value of the underlying shares on the date of grant.

          Additionally, Liquidmetal Technologies recorded an addition to paid in capital of $11,906 related to options issued to Paul Azinger for shares of common stock of Liquidmetal Technologies. As the endorsement services related to this option grant provided a benefit to Liquidmetal Golf, the deferred compensation was recorded by Liquidmetal Golf. During the nine months ended September 30, 2001, Liquidmetal Golf recorded compensation expense of $1,740 for services received during this period. The remaining portion of $13,390 was recorded as a portion of the loss on disposal of discontinued operations.

          Had compensation cost been determined based on the fair value at the grant dates for awards under those plans consistent with the method of SFAS No. 123, Liquidmetal Golf’s net loss would have been as follows:

	Nine Months Ended
	September 30,		Year Ended December 31,

	2001	2000	2000	1999	1998

As reported	$(25,690)	$(6,634)	$(8,938)	$(8,347)	$(8,068)
Pro forma	(25,855)	(7,157)	(8,806)	(8,736)	(8,767)

          The fair value of each option grant is estimated on the date of the grant using the Black-Scholes option-pricing model with the following weighted-average assumptions used for grants for the fiscal years ended December 31, 2000, 1999, and 1998 and for the nine months ended September 30, 2001 and 2000: expected volatility of 100% for all periods; dividend yield of 0.0% for all periods; expected option life of approximately 5 years; and a risk-free interest rate ranging from 5.2% to 6.2%, as appropriate.

          The following table summarizes Liquidmetal Golf’s stock option transactions for the nine month periods ended September 30, 2001 and 2000:

		Weighted
	Number of	Average
	Shares	Price

Options outstanding at December 31, 2000	458,505	$3.74
Granted	—	—
Exercised	(42,500)	0.50
Forfeited	—	—

Options outstanding at September 30, 2001	416,005	$4.07

Options outstanding at December 31, 1999	391,250	$4.55
Granted	75,755	0.01
Exercised	—	—
Forfeited	(8,500)	8.00

Options outstanding at September 30, 2000	458,505	$3.74

LIQUIDMETAL TECHNOLOGIES AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

          The following table summarizes Liquidmetal Golf’s stock option transactions for the three year period ended December 31, 2000:

		Weighted
	Number of	Average
	Shares	Price

Options outstanding at December 31, 1997	280,000	$0.50
Granted	170,000	18.99
Exercised	(18,750)	0.50
Forfeited	(11,250)	0.50

Options outstanding at December 31, 1998	420,000	7.98
Granted	147,500	8.00
Exercised	—	—
Forfeited	(176,250)	15.61

Options outstanding at December 31, 1999	391,250	4.55
Granted	75,755	0.01
Exercised	—	—
Forfeited	(8,500)	8.00

Options outstanding at December 31, 2000	458,505	$3.74

          The weighted average fair value of options granted during the nine month period ended September 30, 2000 was $7.99, and, $7.99, $6.17 and $16.82 for the years ended December 31, 2000, 1999 and 1998, respectively. There were 341,380 options with a weighted average exercise price of $2.79 exercisable at September 30, 2001 and 213,688 options with a weighted average exercise price of $2.93 exercisable at September 30, 2000. There were 213,688 options with a weighted average exercise price of $2.93 exercisable at December 31, 2000; 118,000 options with a weighted average exercise price of $1.68 exercisable at December 31, 1999 and 92,500 options with a weighted average exercise price of $0.50 exercisable at December 31, 1998.

          The following table summarizes Liquidmetal Golf’s stock options outstanding and exercisable by the five different exercise prices at September 30, 2001:

	Number of Options	Weighted Average	Number of Options
	Outstanding at	Remaining Contract	Exercisable at
Exercise Price	September 30, 2001	Life (Years)	September 30, 2001

$ 0.01	75,755	3.25	75,755
$ 0.50	176,250	0.58	175,000
$ 8.00	129,500	3.02	64,750
$16.00	32,500	1.58	24,000
$24.00	2,000	1.83	1,875

	416,005	1.91	341,380

LIQUIDMETAL TECHNOLOGIES AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

          The following table summarizes Liquidmetal Golf’s stock options outstanding and exercisable by the five different exercise prices at December 31, 2000:

	Number of Options	Weighted Average	Number of Options
	Outstanding at	Remaining Contract	Exercisable at
Exercise Price	December 31, 2000	Life (Years)	December 31, 2000

$0.01	75,755	4.00	75,755
$0.50	218,750	1.33	164,063
$8.00	129,500	3.76	32,375
$16.00	32,500	2.33	16,000
$24.00	2,000	2.58	1,250

	458,505	2.54	289,443

          Endorsement Agreements. The Company has entered into various endorsement agreements with professional golfers to promote Liquidmetal Golf’s line of golf equipment products, whereby, the Company pays the professional golfers annual compensation and win incentives based on specific performance criteria in each agreement. The expense associated with these contracts is recorded as a selling expense. The compensation incurred and the amortization of stock compensation under these agreements was $2,547 and $55 for the nine months ended September 30, 2001 and 2000, respectively, as well as, $60 and $150 during the years ended December 31, 2000 and 1999. The majority of these agreements expire on December 31, 2001. One of the agreements expires on December 31, 2005 and includes an early termination fee of $1,000. This early termination fee is included in the loss on disposal of the discontinued operations.

          Included in the above tables are certain options granted where their exercise prices were below the fair market value of the common stock at the grant date (“in-the-money”). In-the-money options of 252,005, 294,505, 294,505 218,750, and 250,000 with weighted average fair values of $6.42, $6.32, $6.32, $5.74, and $5.74 were outstanding at September 30, 2001, September 30, 2000, December 31, 2000, 1999 and 1998, respectively.

11.     Income Taxes

          For all of the financial statement periods presented, there was no provision for taxes.

          The significant components of deferred taxes were as follows:

	Nine Months Ended		Years Ended
	September 30,		December 31,

	2001	2000	2000	1999	1998

Non-employee stock compensation	$876	$180	$240	$—	$—
Inventory reserves	356	330	340	304	119
Allowance for bad debt	222	152	136	20	—
Loss on discontinued operations	7,909	—	—	—	—
Loss carry forwards	13,136	10,486	11,369	8,618	6,180
Other	6	66	40	144	243

Total deferred tax asset	22,505	11,214	12,125	9,086	6,542
Valuation allowance	(22,505)	(11,214)	(12,125)	(9,086)	(6,542)

Total provision	$—	$—	$—	$—	$—

LIQUIDMETAL TECHNOLOGIES AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

          The following table accounts for the differences between the actual tax provision and the amounts obtained by applying the statutory U.S. Federal income tax rate of 34% to income (loss) before income taxes:

	Nine Months
	Ended		Years Ended
	September 30,		December 31,

	2001	2000	2000	1999	1998

Federal tax expense	(34.00)%	(34.00)%	(34.00)%	(34.00)%	(34.00)%
State tax expense, net	(5.59)%	(5.36)%	(5.37)%	(4.26)%	(5.29)%
Stock compensation	.09%	1.11%	1.06%	1.27%	4.72%
Debt discount amortization	0	.36%	.26%	6.74%	.41%
Other	.40%	.45%	.52%	1.03%	.40%
Increase in valuation allowance	39.10%	37.44%	37.53%	29.22%	33.76%

Total tax provision	0.00%	0.00%	0.00%	0.00%	0.00%

          As of December 31, 2000, the Company had approximately $27,900 of net operating loss (“NOL”) carry forwards for U.S. federal income tax purposes. In addition, the Company has state NOL carry forwards of approximately $18,900 expiring in 2001 through 2010. The Company and Liquidmetal Golf elected to file on a separate company basis for both federal and state income tax purposes. Accordingly, the NOL carry forwards of one legal entity are not available to offset income of the other. At December 31, 2000, Liquidmetal Technologies, Inc. had approximately $7,100 in federal NOL carry forwards, expiring in 2003 through 2010. Additionally, Liquidmetal Technologies, Inc. had approximately $1,500 in state NOL carry forwards, expiring in 2001 through 2010. Liquidmetal Golf, Inc. had approximately $20,800 of federal NOL carry forwards, expiring in 2012 through 2020. Further, Liquidmetal Golf also had state NOL carry forwards of $17,400 expiring in 2005 through 2010. Additionally, as of December 31, 2000, the Company also has foreign NOL carry forwards in Singapore and the United Kingdom of approximately $275 and $2,065 respectively, which carry forward indefinitely.

          Section 382 of the Internal Revenue Code (the “IRC”) imposes limitations on the use of NOL’s and credits following changes in ownership as defined in the IRC. The limitation could reduce the amount of benefits that would be available to offset future taxable income each year, starting with the year of an ownership change. The Company has not completed the complex analysis required by the IRC to determine if an ownership change has occurred.

          The ability to realize the tax benefits associated with deferred tax assets and NOL’s is principally dependent upon the Company’s ability to generate future taxable income from operations and/or to effectuate successful tax planning strategies. The Company has provided a full valuation allowance for its net deferred tax assets due to the Company’s net operating losses.

12. Income (Loss) Per Common Share

          Basic EPS is computed by dividing earnings (loss) attributable to common shareholders by the weighted average number of common shares outstanding for the periods. Diluted EPS reflects the potential dilution of securities that could share in the earnings. Pro forma basic and diluted EPS assumes the conversion of all preferred stock to common stock that will occur upon the closing of a Qualified Offering.

LIQUIDMETAL TECHNOLOGIES AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

A reconciliation of the number of common shares used in calculation of basic and diluted EPS is presented below:

	September 30,	September 30,		December 31,
	2001
	Pro Forma	2001	2000	2000	1999	1998

Weighted average basic shares	100,377,150	100,064,650	93,096,296	93,722,500	83,042,361	66,666,464
Effect of dilutive securities:
Stock options	—	—	4,483,333	5,431,811	—	12,646,436
Conversion of notes payable	—	—	4,027,825	4,027,825	—	203,589

Diluted shares	100,377,150	100,064,650	101,607,454	103,182,136	83,042,361	79,516,489

          The conversion of preferred stock to common stock was not included in the computation of diluted EPS for the nine months ended September 30, 2001 as the inclusion would be antidilutive. Options to purchase approximately 16,981,670 shares of common stock at prices ranging from $0.25 to $4.00 per share were outstanding at September 30, 2001, but were not included in the computation of diluted EPS for the same period because the inclusion would have been antidilutive. Options to purchase approximately 9,650,000 shares of common stock at prices ranging from $.25 to $.75 per share were outstanding at December 31, 1999, but were not included in the computation at December 31, 1999 because the exercise price was greater than the average market price of the common shares.

      Warrants to purchase 2,000,000 shares of common stock at $1.50 per share were outstanding at September 30, 2001 but were not included in the computation of diluted EPS for the same period because the inclusion would have been antidilutive. Shares issuable pursuant to convertible promissory notes of 4,227,500 at $0.50 per share were outstanding at December 31, but were not included in the computation of diluted EPS for the same period because the conversion prices were greater than the average market price of the common shares.

13.     Commitments and Contingencies

          In 1996, Liquidmetal Technologies entered into a distribution agreement (the “Distribution Agreement”) whereby Liquidmetal Technologies granted a third party company exclusive rights to market and sell golf products incorporating Liquidmetal technology to foreign golf companies. The third party company paid Liquidmetal Technologies a $1,000 distribution fee as part of the Distribution Agreement. In the twelve months ended December 31, 1999, Liquidmetal Technologies recognized $170 of revenue from shipments to the third party company. Since that time, no additional revenues have been recognized. The amounts included as unearned revenue were $830 as of September 30, 2001, as well as December 31, 2000 and 1999.

Lease Commitments

          The Company leases its offices and warehouse facilities under various lease agreements, certain of which are subject to escalations based upon increases in specified operating expenses or increases in the

LIQUIDMETAL TECHNOLOGIES AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Consumer Price Index. The approximate future minimum rentals under non-cancelable operating leases during subsequent years are as follows:

Minimum
December 31,	Rentals

2001	$269
2002	489
2003	511
2004	521
2005	521
Thereafter	937

Total	$3,248

          Rent expense was $196 and $99 for the nine month periods ended September 30, 2001 and 2000, respectively, and $128, $81 and $75 for the years ended December 31, 2000, 1999 and 1998, respectively.

14.     401(k) Savings Plan

          The Company has a tax-qualified employee savings and retirement plan, or 401(k) plan, that covers all of its employees. Pursuant to the 401(k) plan, participants may elect to reduce their current compensation, on a pre-tax basis, by up to 15% of their taxable compensation or of the statutorily prescribed annual limit, whichever is lower, and have the amount of the reduction contributed to the 401(k) plan. The 401(k) plan permits the Company, in its sole discretion, to make additional employer contributions to the 401(k) plan. However, the Company did not make employer contributions to the 401(k) plan during any of the periods presented in the accompanying financial statements.

15.     Segment Reporting

          During the nine-month periods ended September 30, 2001 and 2000 and for the years ended December 31, 2000, 1999, and 1998, the Company’s operations were classified into two reportable segments: coatings and retail golf. The coatings segment has historically derived revenues through the sale of amorphous alloy coatings to a number of different industries. On September 29, 2001, the Company’s Board of Directors voted to discontinue Liquidmetal Golf’s retail golf operations. Management expects to terminate the operations of the retail golf segment by December 31, 2001, by means of liquidating the retail golf assets and liabilities. Accordingly, the revenues, costs and expenses, assets and liabilities, and cash flows of Liquidmetal Golf have been segregated in the accompanying financial statements. The Company’s historical reportable segments offered different products and were managed separately based on fundamental differences in their operations.

          Certain customers in the Company’s coatings segment accounted for more than 10% of revenues from continuing operations as follows:

	Nine Months
	Ended		Years Ended
	September 30		December 31

Customer	2001	2000	2000	1999	1998

Grant Prideco	17%	22%	19%	19%	10%
Praxair/Tata	13%	—	13%	20%	—
Foster/Wheeler	—	—
Smith International	16%	—	—	—	10%

LIQUIDMETAL TECHNOLOGIES AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

          The principal markets for the Company’s products from continuing operations have been in the United States. Export sales to foreign countries were generated only in the discontinued retail golf segment.

          The accounting policies of the segments are the same as those described in the summary of significant accounting policies. Management has evaluated the historical segments’ performances based upon profit or loss from operations before interest and income taxes.

16.     Related Party Transactions

          Related party transactions include subordinated promissory notes issued to certain shareholders, the related interest incurred on such notes (see Note 6), and amounts paid and accrued to Caltech, shareholder, for purchased patent rights (see Note 5). Additionally, two of the holders of the shareholder promissory notes (see Note 6) are directors and one such note holder is an officer of the Company.

[Inside Back Page Graphics]

          Through and including                     , 2002 (the 25th day after the date of this prospectus, all dealers effecting transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealers’ obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

                                Shares

Common Stock

PROSPECTUS

Merrill Lynch & Co.

                    , 2002

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13.     Other Expenses of Issuance and Distribution.

          The following table sets forth the costs and expenses, other than underwriting discount and commissions, payable by the registrant in connection with the sale of our common stock being registered. All amounts are estimates, except for the Securities and Exchange Commission registration fee, the NASD filing fee and the Nasdaq National Market listing application fee. All of these costs and expenses will be borne by the registrant.

Securities and Exchange Commission filing fee		$30,000
NASD filing fee		12,500
Nasdaq National Market listing application fee		*
Blue Sky fees and expenses		5,000
Printing and engraving expenses		*
Legal fees and expenses		*
Accountants’ fees and expenses		*
Transfer agent and registrar expenses and fees		3,500
Miscellaneous		*

Total	$	*

          * to be supplied by amendment.

Item 14.     Indemnification of Directors and Officers.

          Section 317 of the California Corporations Code authorizes a court to award, or a corporation’s board of directors to grant, indemnity to directors and officers who are parties or are threatened to be made parties to any proceeding (with certain exceptions) by reason of the fact that the person is or was an agent of the corporation, against expenses, judgments, fines, settlements and other amounts actually and reasonably incurred in connection with the proceeding if that person acted in good faith and in a manner the person reasonably believed to be in the best interests of the corporation. Section 204 of the California Corporations Code provides that this limitation on liability has no effect on a director’s liability (a) for acts or omissions that involve intentional misconduct or a knowing and culpable violation of law, (b) for acts or omissions that a director believes to be contrary to the best interests of the corporation or its shareholders or that involve the absence of good faith on the part of the director, (c) for any transaction from which a director derived an improper personal benefit, (d) for acts or omissions that show a reckless disregard for the director’s duty to the corporation or its shareholders in circumstances in which the director was aware, or should have been aware, in the ordinary course of performing a director’s duties, of a risk of a serious injury to the corporation or its shareholders, (e) for acts or omissions that constitute an unexcused pattern of inattention that amounts to an abdication of the director’s duty to the corporation or its shareholders, (f) under Section 310 of the law (concerning contracts or transactions between the corporation and a director), or (g) under Section 316 of the law (directors’ liability for improper dividends, loans and guarantees). Section 317 does not extend to acts or omissions of a director in his capacity as an officer. Further, Section 317 has no effect on claims arising under federal or state securities laws and does not affect the availability of injunctions and other equitable remedies available to our shareholders for any violation of a director’s fiduciary duty to us or our shareholders. Although the validity and scope of the legislation underlying Section 317 have not yet been interpreted to any significant extent by the California courts, Section 317 may relieve directors of monetary liability to us for grossly negligent conduct, including conduct in situations involving attempted takeovers of our company.

          In accordance with Section 317, our articles of incorporation eliminate the liability of each of our directors for monetary damages to the fullest extent permissible under California law. Our articles further authorize us to provide indemnification to our agents (including our officers and directors), subject to the limitations set forth above. The articles and bylaws further provide for indemnification of our corporate agents to the maximum extent permitted by California law. Additionally, we maintain insurance policies which insure our officers and directors against certain liabilities. Finally, reference is made to the indemnification and contribution provisions of the Underwriting Agreement filed as an exhibit to this Registration Statement.

          The foregoing summaries are necessarily subject to the complete text of the California Corporations Code, our articles, our bylaws and the agreements referred to above and are qualified in their entirety by reference thereto.

Item 15.	Recent Sales of Unregistered Securities.

          Within the past three years, the registrant has issued the following securities which were not registered under the Securities Act of 1933. All share and dollar numbers are adjusted for the registrant’s June 29, 2001 stock dividend, as described below.

1.	As of August 31, 1999, the registrant issued 10,000 shares of its common stock to each of Danielle Yariv, Gabriela Yariv, and the Dana Yariv Special Fund for aggregate consideration of approximately $30,000. The purchases and sales were exempt pursuant to Section 4(2) under the Securities Act of 1933 as transactions by an issuer not involving a public offering where the purchasers received or had access to adequate information about the registrant. All of the purchases were made for cash.

2.	Between July 1, 1999 and December 9, 1999, the registrant issued 10,000,000 shares of its common stock to 23 accredited investors who were all existing shareholders of the registrant for aggregate consideration of approximately $1,000,000. The purchases and sales were exempt pursuant to Rule 505 of Regulation D. All of the purchases were made for cash.

3.	Between April 12, 2000 and August 24, 2000, the registrant issued an aggregate of 4,722,200 shares of its common stock to eight investors in the respective amounts of 1,111,110 shares to Synapse Fund I, LLC, 1,111,110 shares to Synapse Fund II, LLC, 333,330 shares to Chang Ki Cho, 444,440 shares to Yeon Woo Industry Co., Ltd., 555,550 shares to Yeon Woo Engineering Ltd., 833,340 shares to HSBC Private Banking Nominee 1(Jersey) LTD 137001301, and 333,330 shares to Mi Sook Lee, for aggregate consideration of approximately $4,249,983. The purchases and sales were exempt pursuant to Section 4(2) under the Securities Act of 1933 as transactions by an issuer not involving a public offering where the purchasers received or had access to adequate information about the registrant. All of the purchases were made for cash.

4.	As of May 15, 2000, the registrant issued 1,075,000 shares of its common stock to Mr. Tjoa Thian Song pursuant to the conversion of a certain promissory note, dated November 27, 1998, in the amount of $500,000 held by Mr. Tjoa, along with accrued interest. On that same date, the registrant issued 215,000 shares of its common stock to Notara Ansalt pursuant to the conversion of a certain promissory note, dated January 26, 1999, in the amount of $100,000 held by Notara Ansalt, along with accrued interest. The purchases and sales of the notes and the issuances of the shares of common stock upon their conversion were exempt pursuant to Section 4(2) under the Securities Act of 1933 as transactions by an issuer not involving a public offering where the purchasers received or had access to adequate information about the registrant. All of the purchases were made for cash.

5.	Between October 16, 2000 and December 8, 2000, the registrant issued an aggregate of 300,010 shares of its common stock to four investors in the respective amounts of 66,670 shares to Ha Yun Song, 66,670 shares to YIMI Limited, 66,670 shares to Soon Jae

Kwon, and 100,000 shares to Jin Sung Cook, for aggregate consideration of approximately $450,000. The purchases and sales were exempt pursuant to Section 4(2) under the Securities Act of 1933 as transactions by an issuer not involving a public offering where the purchasers received or had access to adequate information about the registrant. All of the purchases were made for cash.

6.	As of January 1, 2001, the registrant issued an option to purchase 3,166,666.64 shares of common stock with an exercise price of $0.375 per share to a professional golfer, Paul Azinger, as consideration for Mr. Azinger’s obligations under an endorsement agreement between Mr. Azinger and the registrant’s Liquidmetal Golf subsidiary. This option vests as to 500,000 shares on December 31, 2001, and vests as to 666,666.6 shares on each of December 31, 2002, 2003, 2004, and 2005. The issuance of this option was exempt pursuant to Section 4(2) under the Securities Act of 1933 as a transaction by an issuer not involving a public offering where Mr. Azinger had access to adequate information about the registrant.

7.	As of January 31, 2001, the registrant issued 666,670 shares of its common stock to Synapse Fund I, LLC, a California limited liability company, and 666,670 shares of its common stock to Synapse Fund II, LLC, a California limited liability company. These issuances were made pursuant to a Note Exchange Agreement, dated January 31, 2001, among the registrant, Synapse Fund I, and Synapse Fund II. As of the date of the Note Exchange Agreement, each of Synapse Fund I and Synapse Fund II held a promissory note payable by Liquidmetal Golf, a majority owned subsidiary of the registrant, in the principal amount of $1,000,000 per note. Under the Note Exchange Agreement, both promissory notes were exchanged for shares of registrant common stock in the amount of one share per each $1.50 of principal amount. These issuances were exempt pursuant to Section 4(2) under the Securities Act of 1933 as transactions by an issuer not involving a public offering where the noteholders received or had access to adequate information about the registrant. All of the purchases were made for cash.

8.	As of February 21, 2001 the registrant issued a warrant to purchase 1,000,000 shares of common stock with an exercise price of $1.50 per share jointly to John Kang and Ricardo Salas, in connection with the issuance to Mr. Kang and Mr. Salas of a $1,500,000 subordinated, unsecured promissory note that is due on December 31, 2002. This warrant expires on December 31, 2005. On that same date, the registrant issued a warrant to purchase 1,000,000 shares of common stock with an exercise price of $1.50 per share to Tjoa Thian Song, in connection with the issuance to Mr. Tjoa of a $1,500,000 subordinated, unsecured promissory note that is due on December 31, 2002. This warrant expires on December 31, 2005. The purchases and sales of the notes and the warrants were exempt pursuant to Section 4(2) under the Securities Act of 1933 as transactions by an issuer not involving a public offering where the purchasers received or had access to adequate information about the registrant. All of the purchases were made for cash.

9.	Between April 18, 2001 and June 25, 2001, the registrant issued 16,951,000 shares of its common stock to 22 accredited investors for aggregate consideration of approximately $3,535,000. The purchases and sales were exempt pursuant to Rule 506 of Regulation D. All of the purchases were made for cash, except for the issuance of 143,372 shares of common stock to Alloy Ventures, LLP pursuant to an Exchange Agreement between the registrant and Alloy Ventures. Under the Exchange Agreement, Alloy Ventures exchanged 54,030 shares of Series A convertible preferred stock that it held in Liquidmetal Golf, a majority owned subsidiary of the registrant, for 143,372 share of the registrant’s common stock.

10.	In March, 2001, the registrant issued 4,012,510 shares of its common stock to Mr. John Kang and Mr. Ricardo Salas pursuant to the conversion of a certain convertible subordinated promissory note, dated March 31, 1999, in the amount of $2,006,255 held jointly by Mr. Kang and Mr. Salas. The purchase and sale of the note and the issuance of the shares of common stock upon its conversion were exempt pursuant to Section 4(2) under the Securities Act of

1933 as transactions by an issuer not involving a public offering where the purchasers received or had access to adequate information about the registrant. All of the purchases were made for cash.

11.	On June 29, 2001, the registrant effected a ten-for-one stock split of its common stock by issuing a stock dividend. The issuance of common stock pursuant to the stock dividend did not require registration under the Securities Act of 1933 because it does not fall within the definition of “sale” under Section 5 of the Securities Act of 1933.

12.	During September through November, 2001 the registrant issued 1,416,225 shares of its Series A convertible preferred stock to 15 accredited investors for aggregate consideration of approximately $5,664,900. The purchases and sales were exempt pursuant to Rule 506 of Regulation D. All of the purchases were made for cash.

13.	Since January 1, 1998, the registrant granted stock options to purchase 20,065,000 shares of common stock with exercise prices ranging from $0.75 to $4.00 per share, to employees, directors, and consultants pursuant to the registrant’s employee stock option plan. These options generally vest over a period of 5 years from the date of grant. The grant of these options did not require registration under the Securities Act of 1933 because they do not fall within the definition of “sale” under Section 5 of the Securities Act of 1933. Since January 1, 1998, 22,187,680 options have been exercised for an aggregate consideration of $4,088,768 under the stock option plan. The issuance of common stock upon exercise of the options was exempt either pursuant to Rule 701, as a transaction pursuant to a compensatory benefit plan, or pursuant to Section 4(2) under the Securities Act of 1933 as a transaction by an issuer not involving a public offering.

          No underwriters were employed in any of the above transactions.

Item 16.     Exhibits and Financial Statement Schedules.

Exhibit
Number		Description of Document

1.1*	—	Form of Underwriting Agreement.
3.1	—	Amended and Restated Articles of Incorporation, as amended.
3.2	—	Amended and Restated Bylaws.
4.1*	—	Reference is made to Exhibits 3.1 and 3.2.
4.2*	—	Form of Common Stock Certificate.
4.3	—	Investor Rights and Shareholder Agreement, dated April 18, 2001, among Liquidmetal Technologies, ATI Holdings, LLC, Alloy Investors, Inc., and Alloy Ventures, LLP.
4.4	—	Registration Rights Agreement, dated November 7, 2001 between Liquidmetal Technologies and Alloy Ventures II, LLLP, as amended.
5.1*	—	Opinion of Foley & Lardner.
10.1	—	Amended and Restated License Agreement, dated September 1, 2001, between Liquidmetal Technologies and California Institute of Technology.
10.2	—	Contract, dated September 17, 2001, between the Army Research Office (as agent for the Defense Advanced Research Projects Agency) and Liquidmetal Technologies.
10.3	—	Standard Sublease, dated December 18, 2000, between The L.L. Knickerbocker Company, Inc., and Liquidmetal Technologies.

Exhibit
Number		Description of Document

10.4	—	Lease, dated October 4, 2001, between Plaza IV Associates, Ltd. and Liquidmetal Technologies.
10.5	—	Standard Lease, dated May 27, 2001, between Investors Equity Fund, Inc. and Amorphous Technologies International.
10.6	—	Lease Agreement, dated July 2, 2001, between Liquidmetal Technologies and KeumKwang Inc.
10.7	—	1996 Stock Option Plan, as amended, together with form of Stock Option Agreement.
10.8	—	Employment Agreement, dated December 31, 2000, between Liquidmetal Technologies and John Kang, as amended by Amendment No. 1 to Employment Agreement, dated June 28, 2001.
10.9*	—	Employment Agreement, dated May 1, 2001, between Liquidmetal Technologies and James Kang.
10.10	—	Employment Agreement, dated October 1, 2001, between Liquidmetal Technologies and William Johnson, Ph.D.
10.11	—	Employment Agreement, dated December 31, 2000, between Liquidmetal Technologies and T. Scott Wiggins.
10.12	—	Employment Agreement, dated May 21, 2001, between Liquidmetal Technologies and Brian McDougall.
10.13	—	Employment Agreement, dated August 1, 2001, between Liquidmetal Technologies and John A. Grant, Jr.
10.14*	—	Separation and Consulting Agreement, dated November 15, 2001, between Liquidmetal Technologies and Shekhar Chitnis.
10.15	—	Subordinated Promissory Note, dated February 21, 2001, of Liquidmetal Technologies payable to John Kang and Ricardo Salas.
10.16	—	Subordinated Promissory Note, dated February 21, 2001, of Liquidmetal Technologies payable to Tjoa Thian Song.
10.17	—	Subordinated Promissory Note, dated March 15, 2000, of Liquidmetal Technologies payable to Tjoa Thian Song.
10.18	—	Warrant for Purchase of Shares of Common Stock, dated February 21, 2001, granted by Liquidmetal Technologies to John Kang and Ricardo Salas.
10.19	—	Warrant for Purchase of Shares of Common Stock, dated February 21, 2001, granted by Liquidmetal Technologies to Tjoa Thian Song.
10.20	—	Non-Qualified Stock Option Agreement, dated January 1, 2001, between Liquidmetal Technologies and Paul Azinger.
21	—	Subsidiaries of the Registrant.
23.1	—	Consent of Deloitte & Touche LLP.
23.2	—	Consent of Foley & Lardner (reference is made to Exhibit 5.1).
24.1	—	Power of Attorney (reference is made to the signature page(s) of this Registration Statement).

*	To be filed by amendment.

Item 17.     Undertakings.

          The undersigned registrant hereby undertakes to provide to the underwriters at the closing specified in the underwriting agreement certificates in such denominations and registered in such names as required by the underwriters to permit prompt deliver to each purchaser.

          The undersigned registrant hereby undertakes that:

(1) For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to

Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(2) For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

          Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

SIGNATURES

          Pursuant to the requirements of the Securities Act of 1933, as amended, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Tampa, State of Florida, on the 19th day of November, 2001.

LIQUIDMETAL TECHNOLOGIES

BY:	/s/JOHN KANG

John Kang
President and Chief Executive Officer

          Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on the dates indicated. Each person whose signature appears below constitutes and appoints John Kang and Brian McDougall and each of them individually, as his or her true and lawful attorneys-in-fact and agents, with full power of substitution and resubstitution, for him or her and in his or her name, place and stead, in any and all capacities, to sign any and all amendments (including post-effective amendments) to this registration statement and any Rule 462(b) registration statement and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done in connection therewith, as fully to all intents and purposes as he or she might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents, or either or them, or their or his substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

Signature	Title	Date

/s/ JOHN KANG John Kang	Chief Executive Officer, President, and Director (Principal Executive Officer)	November 19, 2001

/s/ BRIAN MCDOUGALL Brian McDougall	Chief Financial Officer (Principal Financial and Accounting Officer)	November 19, 2001

/s/ JAMES KANG James Kang	Chairman of the Board of Directors	November 19, 2001

/s/ WILLIAM JOHNSON William Johnson	Vice Chairman of the Board of Directors	November 19, 2001

/s/ SHEKHAR CHITNIS Shekhar Chitnis	Director	November 19, 2001

/s/ RICARDO SALAS Ricardo A. Salas	Director	November 19, 2001

/s/ TED BENTLEY Ted Bentley	Director	November 19, 2001

Signature	Title	Date

/s/ KEN BARNETT Ken Barnett	Director	November 19, 2001

/s/ JACK CHITAYAT Jack Chitayat	Director	November 19, 2001

/s/ TJOA THIAN SONG Tjoa Thian Song	Director	November 19, 2001

EXHIBITS

Exhibit
Number		Description of Document

1.1*	—	Form of Underwriting Agreement.
3.1	—	Amended and Restated Articles of Incorporation, as amended.
3.2	—	Amended and Restated Bylaws.
4.1*	—	Reference is made to Exhibits 3.1 and 3.2.
4.2*	—	Form of Common Stock Certificate.
4.3	—	Investor Rights and Shareholder Agreement, dated April 18, 2001, among Liquidmetal Technologies, ATI Holdings, LLC, Alloy Investors, Inc., and Alloy Ventures, LLP.
4.4	—	Registration Rights Agreement, dated November 7, 2001 between Liquidmetal Technologies and Alloy Ventures II, LLLP, as amended.
5.1*	—	Opinion of Foley & Lardner.
10.1	—	Amended and Restated License Agreement, dated September 1, 2001, between Liquidmetal Technologies and California Institute of Technology.
10.2	—	Contract, dated September 17, 2001, between the Army Research Office (as agent for the Defense Advanced Research Projects Agency) and Liquidmetal Technologies.
10.3	—	Standard Sublease, dated December 18, 2000, between The L.L. Knickerbocker Company, Inc., and Liquidmetal Technologies.
10.4	—	Lease, dated October 4, 2001, between Plaza IV Associates, Ltd. and Liquidmetal Technologies.
10.5	—	Standard Lease, dated May 27, 2001, between Investors Equity Fund, Inc. and Amorphous Technologies International.
10.6	—	Lease Agreement, dated July 2, 2001, between Liquidmetal Technologies and KeumKwang Inc.
10.7	—	1996 Stock Option Plan, as amended, together with form of Stock Option Agreement.
10.8	—	Employment Agreement, dated December 31, 2000, between Liquidmetal Technologies and John Kang, as amended by Amendment No. 1 to Employment Agreement, dated June 28, 2001.
10.9*	—	Employment Agreement, dated May 1, 2001, between Liquidmetal Technologies and James Kang.
10.10	—	Employment Agreement, dated October 1, 2001, between Liquidmetal Technologies and William Johnson, Ph.D.
10.11	—	Employment Agreement, dated December 31, 2000, between Liquidmetal Technologies and T. Scott Wiggins.
10.12	—	Employment Agreement, dated May 21, 2001, between Liquidmetal Technologies and Brian McDougall.
10.13	—	Employment Agreement, dated August 1, 2001, between Liquidmetal Technologies and John A. Grant, Jr.
10.14*	—	Separation and Consulting Agreement, dated November 15, 2001, between Liquidmetal Technologies and Shekhar Chitnis.
10.15	—	Subordinated Promissory Note, dated February 21, 2001, of Liquidmetal Technologies payable to John Kang and Ricardo Salas.
10.16	—	Subordinated Promissory Note, dated February 21, 2001, of Liquidmetal Technologies payable to Tjoa Thian Song.
10.17	—	Subordinated Promissory Note, dated March 15, 2000, of Liquidmetal Technologies payable to Tjoa Thian Song.
10.18	—	Warrant for Purchase of Shares of Common Stock, dated February 21, 2001, granted by Liquidmetal Technologies to John Kang and Ricardo Salas.
10.19	—	Warrant for Purchase of Shares of Common Stock, dated February 21, 2001, granted by Liquidmetal Technologies to Tjoa Thian Song.

Exhibit
Number		Description of Document

10.20	—	Non-Qualified Stock Option Agreement, dated January 1, 2001, between Liquidmetal Technologies and Paul Azinger.
21	—	Subsidiaries of the Registrant.
23.1	—	Consent of Deloitte & Touche LLP.
23.2	—	Consent of Foley & Lardner (reference is made to Exhibit 5.1).
24.1	—	Power of Attorney (reference is made to the signature page(s) of this Registration Statement).

*	To be filed by amendment.